      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 20, 2003

                                                 Commission File Nos. 333-
                                                                      811-21372
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

        REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933              [X]

                Pre-Effective Amendment No. __                               [ ]
                Post-Effective Amendment No. __                              [ ]

                                       and

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940      [ ]

             Amendment No. 1                                                 [X]

                     FKLA VARIABLE ANNUITY SEPARATE ACCOUNT
                           (Exact Name of Registrant)

                      FEDERAL KEMPER LIFE ASSURANCE COMPANY
                               (Name of Depositor)

    1600 McConnor Parkway, Schaumburg, Illinois                       60196
(Address of Depositor's Principal Executive Offices)                (Zip Code)

Depositor's Telephone Number, including Area Code:                (847) 874-4000

                             Debra P. Rezabek, Esq.
                              1600 McConnor Parkway
                           Schaumburg, Illinois 60196
                     (Name and Address of Agent for Service)

                                   Copies To:

           Frank Julian, Esq.                     Joan E. Boros, Esq.
  Federal Kemper Life Assurance Company          Christopher S. Petito
          1600 McConnor Parkway                     Jorden Burt LLP
       Schaumburg, Illinois 60196         1025 Thomas Jefferson Street, N.W.
                                                      Suite 400E
                                                Washington, D.C. 20007

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this filing.

It  is proposed that this filing will become effective (check appropriate box)
     [ ] immediately upon filing pursuant to paragraph (b) of Rule 485
     [ ] on (date) pursuant to paragraph (b) of Rule 485
     [ ] 60 days after filing pursuant to paragraph (a)(1) of Rule 485
     [ ] on (date) pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:
     [ ] this post-effective amendment designates a new effective date for a previously filed post-effective amendment

Title of Securities Being Registered:

     Variable portion of individual periodic payment deferred variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                 PROSPECTUS FOR
                      FEDERAL KEMPER LIFE ASSURANCE COMPANY
                   PERIODIC PAYMENT VARIABLE ANNUITY CONTRACTS
                                  ADVANTAGE III
                                    ISSUED BY
                     FKLA VARIABLE ANNUITY SEPARATE ACCOUNT
                                       OF
                      FEDERAL KEMPER LIFE ASSURANCE COMPANY

        This Prospectus describes Periodic Payment Deferred Variable Annuity Contracts (the "Contract") offered by Federal Kemper Life Assurance Company ("we" or "FKLA"). These Contracts are designed to provide annuity benefits for retirement which may or may not qualify for certain federal tax advantages. The Contract may be purchased by natural persons, or by trusts or custodial accounts which hold the Contract as agent for and for the sole benefit of a natural person. The Contract is not available for sale to other types of purchasers without our prior approval.

        You may allocate purchase payments to the Fixed Account or to one or more of the variable options. The Contract currently offers 59 variable investment options, each being a Subaccount of the FKLA Variable Annuity Separate Account. Currently, you may choose among the following Portfolios or
Funds:

.. The Alger American Fund (Class O Shares)
   . Alger American Growth Portfolio
   . Alger American MidCap Growth Portfolio
   . Alger American Small Capitalization Portfolio
.. American Century Variable Portfolios, Inc. ("VP")
(Class I Shares)
   . American Century VP Income & Growth
   . American Century VP Value
.. Credit Suisse Trust
   . Credit Suisse Trust-Emerging Markets Portfolio
.. Dreyfus Investment Portfolios ("Dreyfus IP") (Service Shares)
   . Dreyfus IP MidCap Stock Portfolio
.. The Dreyfus Socially Responsible Growth Fund, Inc. (Initial Share Class) .. Dreyfus Variable Investment Fund ("Dreyfus VIF") (Service Shares)
   . Dreyfus VIF Small Company Stock Portfolio
.. Fidelity Variable Insurance Products Funds ("VIP") (Initial Class Shares)
   . Fidelity VIP Asset Manager
   . Fidelity VIP Contrafund(R)
   . Fidelity VIP Equity-Income
   . Fidelity VIP Growth
   . Fidelity VIP Index 500
.. Franklin Templeton Variable Insurance Products Trust (Class 2 Shares)
   . Franklin Rising Dividends Securities Fund
   . Franklin Small Cap Value Securities Fund
   . Franklin Strategic Income Securities Fund
   . Franklin U.S. Government Fund
   . Franklin Zero Coupon Fund 2010
   . Mutual Discovery Securities Fund
   . Mutual Shares Securities Fund
   . Templeton Developing Markets Securities Fund
.. ING VP Emerging Markets Fund, Inc.
.. ING VP Natural Resources Trust
.. INVESCO Variable Investment Funds, Inc. ("INVESCO VIF")
   . INVESCO VIF-Financial Services Fund
   . INVESCO VIF-Health Sciences Fund
   . INVESCO VIF-Real Estate Opportunity Fund
   . INVESCO VIF-Utilities Fund
.. J.P. Morgan Series Trust II
   . JPMorgan International Opportunities Portfolio
   . JPMorgan Mid Cap Value Portfolio
   . JPMorgan Small Company Portfolio
.. Janus Aspen Series (Institutional Shares)
   . Janus Aspen Balanced
   . Janus Aspen Growth
   . Janus Aspen Mid Cap Growth (formerly Aggressive Growth)
   . Janus Aspen Worldwide Growth
.. Janus Aspen Series (Service Shares)
   . Janus Aspen Mid Cap Value Portfolio (Perkins)
   . Janus Aspen Small Cap Value Portfolio (Bay Isle)
.. Oppenheimer Variable Account Funds (Service Shares)
   . Oppenheimer Aggressive Growth Fund/VA
   . Oppenheimer Capital Appreciation Fund/VA
   . Oppenheimer Global Securities Fund/VA
   . Oppenheimer High Income Fund/VA
   . Oppenheimer Main Street Fund(R)/VA
   . Oppenheimer Main Street Small Cap Fund(R)/VA
   . Oppenheimer Strategic Bond Fund/VA
.. Scudder Variable Series I (Class A Shares)
   . Scudder Bond
   . Scudder Capital Growth
   . Scudder International
.. Scudder Variable Series II (Class A Shares)
   . Scudder Contrarian Value
   . Scudder Fixed Income (formerly Scudder Investment Grade Bond)
   . Scudder Government Securities
   . Scudder Growth
   . Scudder High Income (formerly Scudder High Yield)
   . Scudder International Select Equity
   . Scudder Money Market
   . Scudder Small Cap Growth
   . Scudder Technology Growth
   . Scudder Total Return
   . SVS Dreman Small Cap Value
   . SVS Focus Value+Growth

        The Contracts are not insured by the FDIC. They are obligations of the issuing insurance company and not a deposit of, or guaranteed by, any bank or savings institution and are subject to risks, including possible loss of principal.
        This Prospectus contains important information about the Contracts that you should know before investing. You should read it before investing and keep it for reference. We have filed a Statement of Additional Information ("SAI") with the Securities and Exchange Commission. The current SAI has the same date as this Prospectus and is incorporated by reference. You may obtain a free copy by writing us or calling (888) 477-9700. A table of contents for the SAI appears on page __. You may also find this Prospectus and other required information about the Separate Account at the SEC's web site at http://www.sec.gov.
        The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this Prospectus is

TABLE OF CONTENTS

                                                                            Page
                                                                            ----

DEFINITIONS
SUMMARY
SUMMARY OF EXPENSES
CONDENSED FINANCIAL INFORMATION
FKLA, THE SEPARATE ACCOUNT AND THE FUNDS
FIXED ACCOUNT OPTION
THE CONTRACTS
CONTRACT CHARGES AND EXPENSES
THE ANNUITY PERIOD
FEDERAL TAX MATTERS
DISTRIBUTION OF CONTRACTS
VOTING RIGHTS
REPORTS TO CONTRACT OWNERS AND INQUIRIES
DOLLAR COST AVERAGING
SYSTEMATIC WITHDRAWAL PLAN
ASSET ALLOCATION SERVICE
LEGAL PROCEEDINGS
TABLE OF CONTENTS--STATEMENT OF ADDITIONAL INFORMATION
APPENDIX

                                   DEFINITIONS

        The following terms as used in this Prospectus have the indicated meanings:

        Accumulation Period--The period between the Date of Issue of a Contract and the Annuity Date.

        Accumulation Unit--A unit of measurement used to determine the value of each Subaccount during the Accumulation Period. Each Subaccount will have an Accumulation Unit for each combination of charges.

        Annuitant--The person during whose lifetime the annuity is to be paid.

        Annuity Date--The date on which annuity payments are to commence.

        Annuity Option--One of several forms in which annuity payments can be made.

        Annuity Period--The period starting on the Annuity Date during which we make annuity payments to you.

        Annuity Unit--A unit of measurement used to determine the amount of Variable Annuity payments.

        Beneficiary--The person designated to receive any benefits under a Contract upon your death.

        Company ("we", "us", "our", "FKLA")--Federal Kemper Life Assurance Company. Our home office is at 1600 McConnor Parkway, Schaumburg, Illinois 60196-6801.

        Contract--A Periodic Payment Deferred Variable Annuity Contract offered by this Prospectus.

        Contract Value--The sum of the values of your interest in the Subaccount(s) of the Separate Account and the Fixed Account.

        Contract Year--The period between anniversaries of the Date of Issue of a Contract.

        Contract Quarter--The periods between quarterly anniversaries of the Date of Issue of a Contract.

        Contribution Year--Each Contract Year in which a Purchase Payment is made and each later year measured from the start of the Contract Year when the Purchase Payment was made. For example, if you make an initial payment of $15,000 and then make a later payment of $10,000 during the fourth Contract Year, the fifth Contract Year will be the fifth Contribution Year for the purpose of Accumulation Units attributable to the initial payment and the second Contribution Year with respect to Accumulation Units attributable to the later $10,000 payment.

        Date of Issue--The date on which the first Contract Year commences.

        Debt--The principal of any outstanding loan from the Fixed Account Contract Value, plus any accrued interest.

        Fixed Account--The General Account of FKLA to which you may allocate all or a portion of Purchase Payments or Contract Value.

        Fixed Account Contract Value--The value of your interest in the Fixed Account.

        Fixed Annuity--An annuity under which we guarantee the amount of each annuity payment; it does not vary with the investment experience of a Subaccount.

        Fund or Funds--The Alger American Fund, American Century Variable Portfolios, Inc., Credit Suisse Trust, Dreyfus Investment Portfolios, The Dreyfus Socially Responsible Growth Fund, Inc., Dreyfus Variable Investment Fund, Fidelity Variable Insurance Products Funds (which includes Fidelity Variable Insurance Products Fund and Fidelity Variable Insurance Products Fund
II), Franklin Templeton Variable Insurance Products Trust, ING VP Emerging Markets Fund, Inc., ING VP Natural Resources Trust, INVESCO Variable Investment Funds, Inc., J.P. Morgan Series Trust II, Janus Aspen Series, Oppenheimer Variable Account Funds, Scudder Variable Series I and Scudder Variable Series II, including any Portfolios thereunder.

        General Account--All our assets other than those allocated to any legally segregated separate account. We guarantee a minimum rate of interest on Purchase Payments allocated to the General Account under the Fixed Account option.

        Non-Qualified Contract--A Contract which does not receive favorable tax treatment under Section 401, 403, 408, 408A or 457 of the Internal Revenue Code.

        Owner ("Contract Owner", "you", "your", "yours")--The person designated in the Contract as having the privileges of ownership.

        Portfolio--A series of a Fund with its own objective and policies, which represents shares of beneficial interest in a separate portfolio of securities and other assets. Portfolio is sometimes referred to as a Fund.

        Purchase Payments--The dollar amount we receive in U.S. currency to buy the benefits this Contract provides.

        Qualified Contract--A Contract issued in connection with a retirement plan which receives favorable tax treatment under Section 401, 403, 408, 408A or 457 of the Internal Revenue Code.

        Separate Account--The FKLA Variable Annuity Separate Account.

        Separate Account Contract Value--The sum of your interests in the Subaccount(s).

        Subaccounts--The subdivisions of the Separate Account, the assets of which consist solely of shares of the corresponding Fund or Portfolio of a Fund.

        Subaccount Value--The value of your interest in each Subaccount.

        Unitholder--The person holding the voting rights with respect to an Accumulation or Annuity Unit.

        Valuation Date--Each day when the New York Stock Exchange is open for trading, as well as each day otherwise required.

        Valuation Period--The interval of time between two consecutive Valuation Dates.

        Variable Annuity--An annuity with payments varying in amount in accordance with the investment experience of the Subaccount(s) in which you have an interest.

        Withdrawal Charge--The "contingent deferred sales charge" assessed against certain withdrawals of Accumulation Units in their first six Contribution Years or against certain annuitizations of Accumulation Units in their first six Contribution Years.

        Withdrawal Value--Contract Value minus Debt, any premium tax payable, and any Withdrawal Charge.

                                     SUMMARY

        The summary does not contain all information that may be important. Read the entire Prospectus and the Contract before deciding to invest.

        The Contract provides for tax-deferred investments and annuity benefits. Both Qualified Contracts and Non-Qualified Contracts are described in this Prospectus.

        The minimum initial Purchase Payment for a Non-Qualified Contract is $2,500 and the minimum subsequent Purchase Payment is $500. The minimum Purchase Payment for a Qualified Contract is $50. However, if annualized contribution amounts from a payroll or salary deduction are equal to or greater than $600, we will accept a periodic payment for a Qualified Contract under $50. For a Non-Qualified Contract, a minimum of $500 in Contract Value must be allocated to an investment option before another investment option can be selected. For a Qualified Contract, as long as contribution amounts to a new investment option from a payroll or salary reduction plan are equal to or greater than $50 per month, you may select another such investment option. The maximum total Purchase Payments for a Contract is $1,000,000.

        The maximum total Purchase Payments that may be allocated to the Fixed Account each Contract Year is $100,000. Allocations and transfers to the Fixed Account are subject to other restrictions (See "Application of Purchase Payments," page __ , and "Transfer During Accumulation Period," page__.)

        You may make Purchase Payments to Non-Qualified Contracts and Contracts issued as Individual Retirement Annuities ("IRAs") by authorizing us to draw on your account via check or electronic debit ("Pre-Authorized Checking [PAC] Agreement"). (See "The Contracts," page .)

        We provide for variable accumulations and benefits by crediting Purchase Payments to one or more Subaccounts of the Separate Account selected by you. Each Subaccount invests in a corresponding Fund or Portfolio of one of the Funds. (See "The Funds," page .) The Contract Values allocated to the
Separate Account will vary with the investment performance of the Portfolios and Funds you select.

        We also provide for fixed accumulations and benefits in the Fixed Account. Any portion of the Purchase Payment allocated to the Fixed Account is credited with interest daily at a rate periodically declared by us at our discretion, but not less than the minimum guaranteed rate. (See "Fixed Account Option," page .)

        The investment risk under the Contract is borne by you, except to the extent that Contract Values are allocated to the Fixed Account and are guaranteed to earn at least the minimum guaranteed rate.

        Transfers between Subaccounts are permitted before and after the Annuity Date, if allowed by the qualified plan and subject to limitations. Restrictions apply to transfers into and out of the Fixed Account. (See "Transfer During
Accumulation Period" and "Transfer During Annuity Period," pages   and   ,
respectively.)

        No sales charge is deducted from any Purchase Payment. You may withdraw up to 10% of the Contract Value less Debt in any Contract Year without assessment of any charge. If you withdraw an amount in excess of 10% of the Contract Value less Debt in any Contract Year, the amount withdrawn in excess of 10% is subject to a contingent deferred sales charge ("See Withdrawal Charge," page .) The Withdrawal Charge starts at 6% in the first Contribution Year and reduces by 1% each Contribution Year so that there is no charge in the seventh and later Contribution Years. (See "Withdrawal Charge," page .) The Withdrawal Charge also applies at the annuitization of Accumulation Units in their sixth Contribution Year or earlier, except as set forth under "Withdrawal Charge." However, the aggregate Withdrawal Charge assessed against a Contract will never exceed 9% of the aggregate Purchase Payments made under the Contract. Withdrawals will have tax consequences, which may include the amount of the withdrawal being subject to income tax and in some circumstances an additional 10% penalty tax. Withdrawals are permitted from Contracts issued in connection with Section 403(b) qualified plans only under limited circumstances. (See "Federal Tax Matters," page .)

        We charge for mortality and expense risk and administrative expenses, for records maintenance, and for any applicable premium taxes. (See "Asset-Based Charges Against the Separate Account," page .) We also charge for optional death benefits (See "Death Benefits," page .), and optional asset allocation services (See "Asset Allocation Service," page .) The Funds will incur certain management fees and other expenses. (See "Summary of Expenses," page , "Investment Management Fees and Other Expenses" page , and the Funds' prospectuses.)

        You may elect, where available, to enter into a separate investment advisory agreement with our affiliate, PMG Asset Management, Inc. ("PMG"). PMG provides asset allocation services under PMG's Managed Investment Advisory Account ("MIAA"). MIAA allocates Contract Value among certain Subaccounts. (See "Asset Allocation Service.") The MIAA and applicable fees are described more fully in a separate disclosure statement. MIAA is not available in all states or through all distributors. The Contracts may be purchased in connection with retirement plans qualifying either under Section 401 or 403(b) of the Internal Revenue Code (the "Code") or as individual retirement annuities including Roth IRAs. The Contracts are also available in connection with state and municipal deferred compensation plans and non-qualified deferred compensation plans. (See "Taxation of Annuities in General," page , and "Qualified Plans," page .)

        You have the right within the "free look" period (generally ten days, subject to state variation) after receiving the Contract to cancel the Contract by delivering or mailing it to us. If you decide to return your Contract for a refund during the "free look" period, please also include a letter of instruction. Upon receipt by us, the Contract will be cancelled and amounts refunded. The amount of the refund depends on the state where issued; however, generally the refund is at least the Contract Value. (See "The Contracts," page
   .) In addition, a special "free look" period applies in some circumstances to Contracts issued as individual retirement annuities or as Roth IRAs.

                               SUMMARY OF EXPENSES

        The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer cash value between investment options. State premium taxes may also be deducted.

Contract Owner Transaction Expenses
 Sales Load Imposed on Purchases
 (as a percentage of Purchase Payments)                      None
Maximum Withdrawal Charge /(1)/
 (as a percentage of amount surrendered):                       6%

Contribution Year                                      Withdrawal Charge
--------------------------------------------------------------------------------
      First year                                             6.00%
      Second year                                            5.00%
      Third year                                             4.00%
      Fourth year                                            3.00%
      Fifth year                                             2.00%
      Sixth year                                             1.00%
      Seventh year and following                             0.00%

Maximum Transfer Fee:                                        None
--------------------------------------------------------------------------------

Commutation Charge/(2)/
     An amount equal to the difference between the present value of any remaining guaranteed payments (as of the date of calculation) calculated using:

          A. For a fixed annuity option, (i) a discount rate that is equal to the rate assumed in calculating the initial income payment and (ii) the greater of: (a) the ten year treasury constant maturity plus 3%; and (b) the rate used to determine the initial payment plus 2%, and

          B. For a variable annuity option, (i) a discount rate that is equal to the assumed investment rate and (ii) the assumed investment rate plus 2%.

----------------

/(1)/   Each Contract Year, a Contract Owner may withdraw up to 10% of Contract
Value less debt without incurring a Withdrawal Charge. In certain circumstances we may reduce or waive the Withdrawal Charge. See "Withdrawal Charge."

/(2)/   This Charge only applies to the calculation of lump sum payments with respect to any remaining periodic payments in the certain period under Annuity Options 1, 3, or 5 upon the death of an Annuitant during the Annuity Period. See "Commutation Charge," and "Death of Annuitant or Owner".

        The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses.

Quarterly Records Maintenance Charge                             $  7.50/(3)/
                                                                 -------

Separate Account Annual Expenses

(as a percentage of average Separate Account Contract Value)
Mortality and Expense Risk Charge:                                  1.00%
Administration Charge:                                              0.30%
                                                                 -------
      Total Separate Account Annual Expenses:                       1.30%
                                                                 -------
Optional Death Benefit Charges/4/:
   Zurich Safeguard(SM)                                             0.20%
   Zurich Safeguard(SM) Plus                                        0.35%
                                                                 -------
Total Separate Account Annual Expenses including Optional Death

Benefit Charges                                                     1.65%
                                                                 -------
Other Optional Benefit Expenses

  MIAA Initial Set Up Fee                                        $ 30.00
  MIAA Annual Expense (as a percentage of Contract Value)
      Current                                                       0.50%/(5)/
      Maximum                                                       1.00%/(6)/
--------------------------------------------------------------------------------

/(3)/   The records maintenance charge is reduced to $3.75 for Contracts with
Contract Value between $25,000 and $50,000 on the date of assessment. There is no charge for Contracts with Contract Value of $50,000 or more. In certain circumstances we may reduce or waive the annual records maintenance charge. See "Records Maintenance Charge."

/4/     The Optional Death Benefit Charges do not apply to the Fixed Account or
Scudder Money Market Subaccount.

/(5)/   Charged quarterly in arrears at the rate of .125% per calendar quarter of Contract Value subject to the MIAA Expense, using an average daily weighted balance methodology. (See "Asset Allocation Service.")

/(6)/   We reserve the right for new Contracts to increase the MIAA Expense charge up to a maximum of 1.00%.

        The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.
                                                         Minimum    --   Maximum

Total Annual Fund Operating Expenses
 (expenses that are deducted from Funds assets,
 including management fees, distribution and/or service
 (12b-1) fees, and other expenses, prior to any fee
 waivers or expense reimbursements)                                 --     /(5)/

--------------------------------------------------------------------------------

/(5)/   The expenses shown are for the year ended December 31, 2002, and do not reflect any fee waivers or expense reimbursements.

        The advisers and/or other service providers of certain Funds have agreed to reduce their fees and/or reimburse the Funds' expenses in order to keep the Funds' expenses below specified limits. The expenses of certain Funds are reduced by contractual fee reduction and expense reimbursement arrangements that will remain in effect at least through May 1, 2003. Other Funds have voluntary fee reduction and/or expense reimbursement arrangements that may be terminated at any time. The minimum and maximum Total Annual Fund Operating Expenses for all Funds after all fee reductions and expense reimbursements are _____________________________ and ______ , respectively. Each fee reduction and/or expense reimbursement arrangement is described in the relevant Fund's prospectus.

        THE FUND'S INVESTMENT MANAGER OR ADVISER PROVIDED THE ABOVE EXPENSES FOR THE FUNDS. WE HAVE NOT INDEPENDENTLY VERIFIED THE ACCURACY OF THE INFORMATION.

                                     EXAMPLE
                          [TO BE UPDATED BY AMENDMENT]

        This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and Fund fees and expenses.

        The Example assumes that you invest $10,000 in the Contract for the time periods indicated and that your Contract includes Zurich Safeguard(SM) Plus and the optional MIAA program with a 1.00% MIAA Expense. If these features were not elected or a less costly option were elected, the expense figures shown below would be lower. The Example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the Funds. In addition, this Example assumes no transfers were made and no premium taxes were deducted. If these arrangements were considered, the expenses shown would be higher. This Example also does not take into consideration any fee waiver or expense reimbursement arrangements of the Funds. If these arrangements were taken into consideration, the expenses shown would be lower.

        Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your Contract at the end of the applicable time period:

                        1 year                           3 years
(2) a. If you annuitize your Contract at the end of the applicable time period under Annuity Option 2, 3, 4, or under Annuity Option 1 for a period of 10 years or more /(6)/:
                        1 year                           3 years

b. If you annuitize your Contract at the end of the applicable time period under Annuity Option 1 for a period of less then 10 years: /(6)/
                        1 year                           3 years

(3) If you do not surrender your Contract or if you annuitize your Contract at the end of the applicable time period:
                        1 year                           3 years

--------------------------------------------------------------------------------

/(6)/   Withdrawal Charges do not apply if the Contract is annuitized under
Annuity Option 2, 3, or 4, or under Annuity Option 1 for a period of 10 years or more.

        The fee table and example should not be considered a representation of past or future expenses and charges of the Subaccounts. Your actual expenses may be greater or less than those shown. The example does not include the deduction of state premium taxes, which may be assessed before or upon annuitization or any taxes or penalties you may be required to pay if you surrender the Contract. Similarly, the 5% annual rate of return assumed in the example is not intended to be representative of past or future performance of any Subaccount.

                         CONDENSED FINANCIAL INFORMATION

   Since the Contract was first offered as of the date of this Prospectus, no Condensed Financial Information is shown.

                    FKLA, THE SEPARATE ACCOUNT AND THE FUNDS

FEDERAL KEMPER LIFE ASSURANCE COMPANY

        We are a stock life insurance company organized under the laws of the State of Illinois. Our offices are located at 1600 McConnor Parkway, Schaumburg, Illinois 60196-6801. We offer annuity and life insurance products and are admitted to do business in the District of Columbia and all states except New York. We are a wholly-owned subsidiary of Kemper Corporation ("Kemper"), a non-operating holding company. Kemper is a wholly-owned subsidiary of Zurich Group Holding ("ZGH" or "Zurich"), a Swiss holding company. ZGH is wholly-owned by Zurich Financial Services ("ZFS"), a Swiss holding company.

        On May 30, 2003, ZFS and Bank One Corporation (Bank One) announced plans for the Bank One organization to acquire a significant portion of the Zurich Life companies. Kemper Investors Life Insurance Company ("KILICO"), FKLA, Zurich Life Insrurance Company of America ("ZLICA"), and Fidelity Life Association ("FLA"), currently operate under the trade name "Zurich Life".

        As the acquisition is structured, Bank One will acquire FKLA and all of the other Zurich Life companies, except KILICO, and will administer and reinsure, through FKLA, certain lines of business currently underwritten by KILICO. Bank One will also acquire KILICO's wholly-owned subsidiaries, including Zurich Life Insurance Company of New York, and the management contract under which FKLA currently provides employee and management services to FLA, a mutual legal reserve company owned by its policyholders.

        This transaction is subject to necessary regulatory approvals and is expected to close late in the third quarter of 2003.

THE SEPARATE ACCOUNT

        We established the FKLA Variable Annuity Separate Account on May 23, 2003 under Illinois law. The SEC does not supervise the management, investment practices or policies of the Separate Account or FKLA.

        Benefits provided under the Contracts are our obligations. Although the assets in the Separate Account are our property, they are held separately from our other assets and are not chargeable with liabilities arising out of any other business we may conduct. Income, capital gains and capital losses, whether or not realized, from the assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to the income, capital gains and capital losses arising out of any other business we may conduct.

        Fifty-nine Subaccounts of the Separate Account are currently available. Each Subaccount invests exclusively in shares of one of the corresponding Funds or Portfolios. We may add or delete Subaccounts in the future. Not all Subaccounts may be available in all jurisdictions, under all Contracts or in all retirement plans.

        The Separate Account purchases and redeems shares from the Funds at net asset value. We redeem shares of the Funds as necessary to provide benefits, to deduct Contract charges and to transfer assets from one Subaccount to another as requested by Owners. All dividends and capital gains distributions received by the Separate Account from a Fund or Portfolio are reinvested in that Fund or Portfolio at net asset value and retained as assets of the corresponding Subaccount.

THE FUNDS

        The Separate Account invests in shares of the following registered, open-end management investment companies:

..   The Alger American Fund

..   American Century Variable Portfolios, Inc.

..   Credit Suisse Trust

..   Dreyfus Investment Portfolios

..   The Dreyfus Socially Responsible Growth Fund, Inc.

..   Dreyfus Variable Investment Fund

..   Fidelity Variable Insurance Products Funds

..   Franklin Templeton Variable Insurance Products Trust

..   ING VP Emerging Markets Fund, Inc.

..   ING VP Natural Resources Trust

..   INVESCO Variable Investment Funds, Inc.

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..   J.P. Morgan Series Trust II

..   Janus Aspen Series

..   Oppenheimer Variable Account Funds

..   Scudder Variable Series I

..   Scudder Variable Series II

        SEC registration does not involve SEC supervision of the Funds' management, investment practices or policies. The Funds provide investment vehicles for variable life insurance and variable annuity contracts and, in some cases certain qualified retirement plans. Shares of the Funds are sold only to insurance company separate accounts and qualified retirement plans. In addition to selling shares to our separate accounts, shares of the Funds may be sold to separate accounts of other insurance companies. It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts of other companies, or for variable life insurance separate accounts, variable annuity separate accounts and qualified retirement plans to invest simultaneously in the Funds. Currently, neither we nor the Funds foresee any such disadvantages to variable life insurance owners, variable annuity owners or qualified retirement plans. The Funds must monitor events to identify material conflicts between such owners and determine what action, if any, should be taken. In addition, if we believe a Fund's response to any of those events or conflicts insufficiently protects Owners, we will take appropriate action.

        A Fund may consist of separate Portfolios. The assets of each Portfolio are held separate from the assets of the other Portfolios, and each Portfolio has its own distinct investment objective and policies. Each Portfolio operates as a separate investment fund, and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio.

        The fifty-nine Portfolios or Funds are summarized below:

THE ALGER AMERICAN FUND

        Alger American Growth Portfolio seeks long-term capital appreciation.

        Alger American MidCap Growth Portfolio seeks long-term capital appreciation.

        Alger American Small Capitalization Portfolio seeks long-term capital appreciation.

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.

        American Century VP Income & Growth Portfolio seeks capital growth by investing in common stocks. Income is a secondary objective.

        American Century VP Value Portfolio seeks long-term capital growth. Income is a secondary objective.

CREDIT SUISSE TRUST

        Credit Suisse Trust-Emerging Markets Portfolio seeks long-term growth of capital by investing in equity securities of companies located or conducting a majority of their business in emerging markets.

DREYFUS INVESTMENT PORTFOLIOS

        Dreyfus IP MidCap Stock Portfolio seeks investment results that are greater than the total return performance of medium-size domestic companies in the aggregate as represented by the Standard and Poor's MidCap 400(R) Index.

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.

        This Fund's primary goal is to provide capital growth with current income as a secondary goal. To pursue this goal, the Fund normally invests at least 80% of its assets in common stocks of companies that, in the opinion of the Fund's management, not only meet traditional investment standards, but also conduct their business in a manner that contributes to the enhancement of the quality of life in America.

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DREYFUS VARIABLE INVESTMENT FUND

        Dreyfus VIF Small Company Stock Portfolio seeks capital appreciation.

FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS

        Fidelity VIP Asset Manager Portfolio seeks high total return with reduced risk over the long term by allocating its assets among stocks, bonds and short-term instruments.

        Fidelity VIP Contrafund Portfolio seeks long-term capital appreciation.

        Fidelity VIP Equity-Income Portfolio seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund seeks a yield which exceeds the composite yield on the securities comprising the S&P(R) 500.

        Fidelity VIP Growth Portfolio seeks capital appreciation.

        Fidelity VIP Index 500 Portfolio seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P(R) 500.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

        Franklin Rising Dividends Securities Fund seeks long-term capital appreciation. Preservation of capital is an important secondary consideration.

        Franklin Small Cap Value Securities Fund seeks long-term total return.

        Franklin Strategic Income Securities Fund seeks a high level of current income, with capital appreciation over the long term as a secondary objective.

        Franklin U.S. Government Fund seeks income.

        Franklin Zero Coupon Fund 2010 seeks as high an investment return as is consistent with capital preservation.

        Mutual Discovery Securities Fund seeks capital appreciation.

        Mutual Shares Securities Fund seeks capital appreciation, with income as a secondary goal.

        Templeton Developing Markets Securities Fund seeks long-term capital appreciation.

ING VP EMERGING MARKETS FUND, INC.

        This Fund seeks long-term growth of capital primarily through investment in equity securities and equity equivalents of emerging market companies as described in the Fund's prospectus.

ING VP NATURAL RESOURCES TRUST

        This Fund seeks long-term growth of capital through investment primarily in common stocks of companies that own or develop natural resources and other basic commodities, or supply goods and services to such companies. Current income will not be a factor. Total return will consist primarily of capital appreciation.

INVESCO VARIABLE INVESTMENT FUNDS, INC.

        INVESCO VIF-Financial Services Fund seeks capital growth.

        INVESCO VIF-Health Sciences Fund seeks capital growth.

        INVESCO VIF-Real Estate Opportunity Fund seeks capital growth and to earn current income.

        INVESCO VIF-Utilities Fund seeks capital growth and current income.

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J.P. MORGAN SERIES TRUST II

        JPMorgan International Opportunities Portfolio seeks to provide high total return from a portfolio of equity securities of foreign companies.

        JPMorgan Mid Cap Value Portfolio seeks to provide growth from capital appreciation.

        JPMorgan Small Company Portfolio seeks to provide high total return from a portfolio of small company stocks.

JANUS ASPEN SERIES

        Janus Aspen Balanced Portfolio seeks long-term capital growth, consistent with preservation of capital and balanced by current income.

        Janus Aspen Growth Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital.

        Janus Aspen Mid Cap Growth Portfolio (formerly Aggressive Growth Portfolio) seeks long-term growth of capital.

        Janus Aspen Mid Cap Value Portfolio (Perkins) seeks capital appreciation.

        Janus Aspen Small Cap Value Portfolio (Bay Isle) seeks capital appreciation.

        Janus Aspen Worldwide Growth Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital.

OPPENHEIMER VARIABLE ACCOUNT FUNDS

        Oppenheimer Aggressive Growth Fund/VA seeks capital appreciation by investing in "growth type" companies.

        Oppenheimer Capital Appreciation Fund/VA seeks capital appreciation.

        Oppenheimer Global Securities Fund/VA seeks long-term capital appreciation.

        Oppenheimer High Income Fund/VA seeks a high level of current income.

        Oppenheimer Main Street Fund(R)/VA seeks high total return (which includes growth in the value of its shares as well as current income) from equity and debt securities.

        Oppenheimer Main Street Small Cap Fund(R)/VA seeks capital appreciation.

        Oppenheimer Strategic Bond Fund/VA seeks a high level of current income principally derived from interest on debt securities.

SCUDDER VARIABLE SERIES I (CLASS A SHARES)

        Scudder Bond Portfolio seeks to provide a high level of income consistent with a high quality portfolio of debt securities.

        Scudder Capital Growth Portfolio seeks to maximize long-term capital growth through a broad and flexible investment program.

        Scudder International Portfolio seeks long-term growth of capital primarily through diversified holdings of marketable foreign equity investments.

SCUDDER VARIABLE SERIES II

        Scudder Contrarian Value Portfolio seeks to achieve a high rate of total return.

        Scudder Fixed Income Portfolio (formerly Scudder Investment Grade Bond Portfolio) seeks high current income.

        Scudder Government Securities Portfolio seeks high current income consistent with preservation of capital.

        Scudder Growth Portfolio seeks maximum appreciation of capital.

        Scudder High Income (formerly Scudder High Yield) Portfolio seeks to provide a high level of current income.

        Scudder International Select Equity Portfolio seeks capital appreciation.

        Scudder Money Market Portfolio seeks maximum current income to the extent consistent with stability of principal.

        Scudder Small Cap Growth Portfolio seeks maximum appreciation of investors' capital.

        Scudder Technology Growth Portfolio seeks growth of capital.

        Scudder Total Return Portfolio seeks a high total return, a combination of income and capital appreciation.

        SVS Dreman Small Cap Value Portfolio seeks long-term capital appreciation.

        SVS Focus Value+Growth Portfolio seeks growth of capital through a portfolio of growth and value stocks. A secondary objective of the Portfolio is the reduction of risk over a full market cycle compared to a portfolio of only growth stocks or only value stocks.

----------
* "Standard & Poor's(R)," "S&P(R)" and "S&P MidCap 400(R)" are trademarks of The McGraw-Hill Companies, Inc. The Dreyfus Corporation has been licensed to use such trademarks, as applicable. The Dreyfus I.P. MidCap Stock Portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's(R), and Standard & Poor's(R) makes no representation regarding the advisability of investing in the Portfolio. Additional information may be found in the Portfolio's Statement of Additional Information.

        The Funds and Portfolios may not achieve their stated objectives. More detailed information, including a description of risks involved in investing in the Portfolios is found in the Funds' prospectuses accompanying this Prospectus and statements of additional information available from us upon request.

        Fred Alger Management, Inc. serves as the investment adviser for the available Portfolios of The Alger American Fund.

        American Century Investment Management, Inc. is the investment adviser for the two available Portfolios of the American Century Variable Portfolios, Inc.

        Credit Suisse Asset Management, LLC ("CSAM") is the investment adviser for the Credit Suisse Trust-Emerging Markets Portfolio. CSAM's Australian and U.K. affiliates, located in Sydney, Australia and London, U.K., respectively, and each known as Credit Suisse Asset Management Limited, are sub-advisers for the Credit-Suisse Trust-Emerging Markets Portfolio.

        The Dreyfus Corporation serves as the investment adviser for the available Portfolio of the Dreyfus Investment Portfolios, The Dreyfus Socially Responsible Growth Fund, Inc. and the available Portfolio of the Dreyfus Variable Investment Fund.

        Fidelity Management & Research Company is the investment adviser for the available Portfolios of the Fidelity Variable Insurance Products Funds. Fidelity Management & Research (U.K.) Inc. (FMR U.K.) in London, England, Fidelity Management & Research (Far East), Fidelity Investments Japan Limited (FIJ), in Tokyo, Japan and FMR Co., Inc. (FMRC) serve as the sub-advisers for the Fidelity VIP Contrafund(R) Portfolio. FMRC serves as the sub-adviser for the Fidelity VIP Index 500 Portfolio, the Fidelity VIP Equity-Income Portfolio and the Fidelity VIP Growth Portfolio.

        Templeton Asset Management Ltd. is the investment manager for the available Portfolios of the Franklin Templeton Variable Insurance Products Trust.

        ING Pilgrim Investments, LLC serves as the investment adviser for the ING VP Emerging Markets Fund, Inc. and the ING VP Natural Resources Trust.

        INVESCO Funds Group, Inc. is the investment adviser for the available Portfolios of the INVESCO Variable Investment Funds Inc.

        J.P. Morgan Investment Management, Inc. is the investment adviser for the available Portfolios of the J.P. Morgan Series Trust II.

        Janus Capital Management LLC (formerly Janus Capital Corporation) is the investment adviser for the available Portfolios of the Janus Aspen Series.

        OppenheimerFunds, Inc. is the investment manager for the available Portfolios of the Oppenheimer Variable Account Funds.

        Deutsche Investment Management Americas, Inc. serves as investment manager for the available Portfolios of Scudder Variable Series I and Scudder Variable Series II. Dreman Value Management, L.L.C. serves as the subadviser for the SVS Dreman Small Cap Value Portfolio and the value portion of the SVS Focus Value+Growth Portfolio. Jennison Associates LLC is the subadviser for the growth portion of the SVS Focus Value+Growth Portfolio.

        The investment advisers are paid fees for their services by the Funds they manage. We may receive compensation from the investment advisers of the Funds for services related to the Funds. Such compensation will be consistent with the services rendered or the cost savings resulting from the arrangements.

CHANGE OF INVESTMENTS

        We reserve the right to make additions to, deletions from, or substitutions for the shares held by the Separate Account or that the Separate Account may purchase. We reserve the right to eliminate the shares of any of the Funds or Portfolios and to substitute shares of another Portfolio or of another investment company, if the shares of a Fund or Portfolio are no longer available for investment, or if in our judgment further investment in any Fund or Portfolio becomes inappropriate. We will not substitute any shares attributable to your interest in a Subaccount without prior notice and the SEC's prior approval, if required. The Separate Account may purchase other securities for other series or classes of contracts, or may permit a conversion between series or classes of contracts on the basis of requests made by Owners.

        We may establish additional subaccounts of the Separate Account, each of which would invest in a new portfolio of the Funds, or in shares of another investment company. New subaccounts may be established when, at our discretion, marketing needs or investment conditions warrant. New subaccounts may be made available to existing Owners as we determine. We may also eliminate or combine one or more subaccounts, transfer assets, or substitute one subaccount for another subaccount, if, in our discretion, marketing, tax, or investment conditions warrant. We will notify all Owners of any such changes.

        If we deem it to be in the best interests of persons having voting rights under the Contract, the Separate Account may be: (a) operated as a management company under the Investment Company Act of 1940 ("1940 Act"); (b) deregistered under the 1940 Act in the event such registration is no longer required; or (c) combined with our other separate accounts. To the extent permitted by law, we may transfer the assets of the Separate Account to another separate account or to the General Account.

PERFORMANCE INFORMATION

        The Separate Account may advertise several types of performance information for the Subaccounts. All Subaccounts may advertise standardized "average annual total return" and nonstandardized "total return." The Scudder Bond Subaccount, Scudder Government Securities Subaccount, Scudder High Income (formerly Scudder High Yield) Subaccount and Scudder Fixed Income (formerly Scudder Investment Grade Bond) Subaccount may also advertise "yield". The Scudder Money Market Subaccount may advertise "yield" and "effective yield." Each of these figures is based upon historical earnings and is not necessarily representative of a Subaccount's future performance.

        Standardized average annual total return and nonstandardized total return calculations measure the Subaccount's net income plus the effect of any realized or unrealized appreciation or depreciation of the Subaccount's underlying investments for the period. Standardized average annual total return will be quoted for periods of at least one year, five years and ten years and the life of the Subaccount) for standardized average annual total return or a period covering the time the underlying Portfolio has been in existence (life of Portfolio) for nonstandardized total return. Nonstandardized total return will be quoted for periods of at least one year, three years, five years and ten years, if applicable. This information will be current for a period ending with the most recent calendar quarter for standardized average annual total return and the most recent calendar month for nonstandardized total return. Standardized average annual total return figures are annualized, and, therefore, represent the average annual percentage change in the value of a Subaccount's investment over the applicable period. Nonstandardized total return may include annualized and nonannualized (cumulative) figures. Nonannualized figures represent the actual percentage change over the applicable period.

        Yield is a measure of the net dividend and interest income earned over a specific one month or 30-day period (seven-day period for the Scudder Money Market Subaccount) expressed as a percentage of the value of the Subaccount's Accumulation Units. Yield is an annualized figure, so the Subaccount generates the same level of net income over a one year period which is compounded on a semi-annual basis. The effective yield for the Scudder Money Market Subaccount is calculated similarly but includes the effect of assumed compounding calculated under rules prescribed by the SEC. The Scudder Money Market Subaccount's effective yield will be slightly higher than its yield due to this compounding effect.

        The Subaccounts' performance figures and Accumulation Unit values will fluctuate. You may redeem Subaccount units at Accumulation Unit value, which may be more or less than original cost. The standardized performance figures include the deduction of all expenses and fees, including a prorated portion of the Records Maintenance Charge and the maximum charge for the optional MIAA program. The charge for standardized performance may also include the optional Guaranteed Minimum Death Benefit rider and the optional Earnings Based Death Benefit rider. Redemptions within the first six years after purchase may be subject to a Withdrawal Charge that ranges from 6% the first year to 0% after six years. Yield, effective yield and nonstandardized total return figures do not include the effect of any Withdrawal Charge that may be imposed upon the redemption of units, and thus may be higher than if Withdrawal Charges were deducted. Standardized average annual total return figures include the effect of the applicable Withdrawal Charge that may be imposed at the end of the period in question. The nonstandardized performance figures reflect the deduction of all expenses and fees, excluding a prorated portion of the Records Maintenance Charge. The nonstandardized performance figures may also include the current charge for the optional MIAA program, the optional Guaranteed Minimum Death Benefit rider and the optional Earnings Based Death Benefit rider.

        The Subaccounts may be compared to relevant indexes and performance data from independent sources, including, but not limited to, the Dow Jones Industrial Average, the Standard & Poor's(R) 500 Stock Index, the Consumer Price Index, the CDA Certificate of Deposit Index, the Salomon Brothers High Grade Corporate Bond Index, the Lehman Brothers Government/Corporate Bond Index, the Merrill Lynch Government/Corporate Master Index, the Lehman Brothers Long Government/Corporate Bond Index, the Lehman Brothers Government/Corporate 1-3 Year Bond Index, the Standard & Poor's(R) Midcap 400 Index, the NASDAQ Composite Index, the Russell 2000 Index, the Morgan Stanley Capital International Europe, Australia, Far East Index and M.S.C.I. Emerging Market Free Index. Please note the differences and similarities between the investments that a Subaccount may purchase and the investments measured by the indexes. In particular, it should be noted the comparative information with regard to the indexes will not reflect the deduction of any Contract charges or fees. Similarly, the indexes are unmanaged and do not reflect the fees and expenses of management and acquisition costs. In addition, certificates of deposit may offer fixed or variable yields, and principal is guaranteed and may be insured. The units of the Subaccounts are not insured. Also, the value of each Subaccount will fluctuate.

        From time to time, we may quote information from publications such as Morningstar, Inc., The Wall Street Journal, Money Magazine, Forbes, Barron's, Fortune, The Chicago Tribune, USA Today, Institutional Investor, National Underwriter, Selling Life Insurance, Broker World, Registered Representative, Investment Advisor and VARDS.

      Additional information concerning a Subaccount's performance and independent sources is provided in the Statement of Additional Information.

                                  FIXED ACCOUNT

        Amounts allocated or transferred to the Fixed Account are part of our General Account, supporting insurance and annuity obligations. Interests in the Fixed Account are not registered under the Securities Act of 1933 ("1933 Act"), and the Fixed Account is not registered as an investment company under the 1940 Act. Accordingly, neither the Fixed Account nor any interests therein generally are subject to the provisions of the 1933 or 1940 Acts. We have been advised that the staff of the SEC has not reviewed the disclosures in this Prospectus relating to the Fixed Account. Disclosures regarding the Fixed Account, however, may be subject to the general provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

        Under the Fixed Account, we pay a fixed interest rate for stated periods. This Prospectus describes only the aspects of the Contract involving the Separate Account, unless we refer to fixed accumulation and annuity elements.

        We guarantee that payments allocated to the Fixed Account earn a minimum fixed interest rate not less than the minimum interest rate allowed by state law. At our discretion, we may credit interest in excess of the minimum guaranteed rate. We reserve the right to change the rate of excess interest credited. We also reserve the right to declare different rates of excess interest depending on when amounts are allocated or transferred to the Fixed Account. As a result, amounts at any designated time may be credited with a different rate of excess interest than the rate previously credited to such amounts and to amounts allocated or transferred at any other designated time.

                                  THE CONTRACTS

A. General Information.

        This Prospectus describes both Qualified Contracts and Non-Qualified Contracts. The minimum Purchase Payment for a Qualified Contract is $50. However, if annualized contribution amounts from a payroll or salary deduction plan are equal to or greater than $600, we accept a periodic payment under $50. For a Non-Qualified Contract the minimum initial Purchase Payment is $2,500 and the minimum subsequent Purchase Payment is $500. An initial allocation of less than $500 may be made to the Fixed Account or to a Subaccount, or to the Fixed Account and one Subaccount. For a Non-Qualified Contract, no subsequent allocations of Purchase Payments may be made to any additional Subaccount until allocations total at least $500 to each Subaccount in which the Contract has an interest. For a Qualified Contract, if annualized contribution amounts to a new Subaccount from a payroll or salary reduction plan are at least $50 per month, allocations to another such Subaccount may be made.

        The maximum total Purchase Payments that may be made under the Contract is $1,000,000. We will aggregate multiple Contracts you own for purposes of the $1,000,000 limitation. In addition, for Qualified Contracts, the maximum annual amount of Purchase Payments may be limited by the retirement plan funded by the Contract.

        The maximum amount of Purchase Payments that may be allocated to the Fixed Account in any Contract Year is $100,000. Purchase Payments that are made under a systematic investment program that has been approved by us are not subject to this limitation. However, we reserve the right to modify or terminate this provision and subject all Purchase Payments to the $100,000 limitation.

        We reserve the right to not allow allocation of any Purchase Payments to the Fixed Account if the Fixed Account interest rate applicable to such Purchase Payments would be less than or equal to 3%.

        You may make Purchase Payments to Non-Qualified Contracts and Contracts issued as Individual Retirement Annuities ("IRAs") by authorizing us to draw on your account via check or electronic debit ("Pre-Authorized Checking [PAC] Agreement"). For Purchase Payments made pursuant to a PAC Agreement, the following minimum Purchase Payment provisions apply:

        . The minimum initial Purchase Payment to an IRA made pursuant to a PAC Agreement is $100. The minimum initial Purchase Payment to a Non-Qualified Contract made pursuant to a PAC Agreement is $1,000 unless you also own an existing Contract, in which case the minimum is $100.

        . The minimum subsequent Purchase Payment made pursuant to a PAC Agreement is $100.

        We reserve the right to waive or modify any Purchase Payment limitation and to not accept any Purchase Payment. We may amend the Contract in accordance with changes in the law, including tax laws, regulations or rulings, and for other purposes. Certain contracts are no longer offered, although Purchase Payments are still permitted under these previously issued contracts.

        You may examine a Contract and return it for a refund during the "free look" period. The length of the free look period depends upon the state in which the Contract is issued. However, it will be at least 10 days from the date you receive the Contract. The amount of the refund depends on the state in which the Contract is issued. Generally, it will be an amount at least equal to the Separate Account Contract Value plus amounts allocated to the Fixed Account on the date we receive the returned Contract, without any deduction for Withdrawal Charges or Records Maintenance Charges. Some states require the return of the Purchase Payment. If you decide to return your Contract for a refund during the "free look" period, please also include a letter of instruction.

        You designate the Beneficiary. However, in the case of joint owners, the surviving joint owner is automatically the primary beneficiary. If you die, and no designated Beneficiary or contingent Beneficiary is alive at that time, we will pay your estate.

        Under a Qualified Contract, the provisions of the applicable plan may prohibit a change of Beneficiary. Generally, an interest in a Qualified Contract may not be assigned.

        During the Accumulation Period and prior to the death of an Owner, you may assign a Non-Qualified Contract or change a Beneficiary at any time by signing our form. No assignment or Beneficiary change is binding on us until we receive it. We assume no responsibility for the validity of the assignment or Beneficiary change. An assignment may subject you to immediate tax liability and may subject you to a 10% tax penalty. (See "Federal Tax Matters.")

        The Annuitant is shown in the contract schedule. Prior to the Annuity Date, an Annuitant may be replaced or added unless the Owner is a non-natural person. There must be at least one Annuitant at all times. If the Annuitant dies, the youngest Owner will become the new Annuitant unless there is a surviving joint Annuitant or a new Annuitant is otherwise named. Upon the death of an Annuitant prior to the Annuity Date, a death benefit is not paid unless the Owner is a non-natural person. If joint Annuitants are designated, the survivor will become the Annuitant if one of the joint Annuitants dies before the Annuity Date, unless the Owner is a non-natural person. Joint Annuitants are only permitted in Non-Qualified Contracts.

        Amounts payable during the Annuity Period may not be assigned or encumbered. In addition, to the extent permitted by law, annuity payments are not subject to levy, attachment or other judicial process for the payment of the payee's debts or obligations.

B. THE ACCUMULATION PERIOD.

1. APPLICATION OF PURCHASE PAYMENTS.

        You select allocation of Purchase Payments to the Subaccount(s) or the Fixed Account. The amount of each Purchase Payment allocated to a Subaccount is based on the value of an Accumulation Unit, as computed after we receive the Purchase Payment. Generally, we determine the value of an Accumulation Unit as of 3:00 p.m. Central time on each day that the New York Stock Exchange is open for trading. Purchase Payments allocated to the Fixed Account begin earning interest one day after we receive them. With respect to initial Purchase Payments, the amount is credited only after we determine to issue the Contract. After the initial purchase, we determine the number of Accumulation Units credited by dividing the Purchase Payment allocated to a Subaccount by the Subaccount's Accumulation Unit value, as computed after we receive the Purchase Payment.

        The number of Accumulation Units will not change due to investment experience. Accumulation Unit value varies to reflect the investment experience of the Subaccount and the assessment of charges against the Subaccount other than the Records Maintenance Charge. The number of Accumulation Units is reduced when the Records Maintenance Charge is assessed.

        If we are not provided with information sufficient to establish a Contract or to properly credit the initial Purchase Payment, we will promptly request the necessary information. If the requested information is not furnished within five business days after we receive the initial Purchase Payment, or if we determine that we cannot otherwise issue the Contract within the five day period, we will return the initial Purchase Payment to you, unless you consent to our retaining the initial Purchase Payment until the application is completed.

        We may issue a Contract without a signed application if:

            . a dealer provides us with application information, electronically or in writing,

            .   we receive the initial Purchase Payment, and

            . you confirm in writing, after the Contract is delivered, that all information in the Contract is correct.

2. ACCUMULATION UNIT VALUE.

        Each Subaccount has Accumulation Unit values for each combination of asset based charges. When Purchase Payments or other amounts are allocated to a Subaccount, the number of units purchased is based on the Subaccount's applicable Accumulation Unit value at the end of the current Valuation Period. When amounts are transferred out of or deducted from a Subaccount, units are redeemed in a similar manner.

        The Accumulation Unit value for each subsequent Valuation Period is the relevant investment experience factor for that Valuation Period times the Accumulation Unit value for the preceding Valuation Period. The Accumulation Unit values for each Valuation Period are applied to each day in the Valuation Period.

        Each Subaccount has its own investment experience factor for each combination of charges. The investment experience of the Separate Account is calculated by applying the investment experience factor to the Accumulation Unit value in each Subaccount during a Valuation Period.

        The investment experience factor of a Subaccount for any Valuation Period is determined by the following formula:

                (1 divided by 2) minus 3 where:

(1) is the net result of:

            .   the net asset value per share of the investment held in the
            Subaccount determined at the end of the current Valuation Period;
            plus

            .   the per share amount of any dividend or capital gain
            distributions made by the investments held in the Subaccount, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus

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            .   a charge or credit for any taxes reserved for the current
            Valuation Period which we determine have resulted from the investment operations of the Subaccount;

(2) is the net asset value per share of the investment held in the Subaccount determined at the end of the preceding Valuation Period; and

(3) is the factor representing asset-based charges (the mortality and expense risk and administration charges plus any applicable charges for optional death or income benefits.)

3. CONTRACT VALUE.

        On any Valuation Date, the Contract Value equals the total of:

            . the number of Accumulation Units credited to each Subaccount, times

            . the value of a corresponding Accumulation Unit for each Subaccount, plus

            .   your interest in the Fixed Account.

4. TRANSFER DURING ACCUMULATION PERIOD.

        During the Accumulation Period, you may transfer Contract Value among the Subaccounts and the Fixed Account subject to the following provisions:

            .   The minimum amount which may be transferred is $500 or, if smaller, the remaining amount in the Fixed Account or a Subaccount.

            .   No partial transfer will be made if the remaining Contract Value of the Fixed Account or any Subaccount will be less than $500 unless the transfer will eliminate your interest in such account.

            .   Total transfers out of the Fixed Account in any Contract Year may not exceed 25% of the value of the Fixed Account as of the prior Contract anniversary or, in the case of transfers in the first Contract Year, the issue date. Transfers made under a systematic investment program approved by us are not currently subject to this limitation, but we reserve the right impose this limitation on such transfers in the future.

            .   A transfer out of the Fixed Account is limited to the amount which exceeds Debt and any withdrawal charge applicable to the Fixed Account Contract Value.

            .   Total transfers into the Fixed Account in any Contract Year, that would be credited a current interest rate of 3% or less, may not exceed 25% of Contract Value as of the prior Contract anniversary or, in the case of transfers in the first Contract Year, the issue date. Transfers made under a systematic investment program approved by us are not currently subject to this limitation, but we reserve the right impose this limitation on such transfers in the future.

            .   We reserve the right to not allow any transfer into the Fixed
        Account if the Fixed Account interest rate applicable to such transfer would be less than or equal to 3%.

            .   No transfer may be made within seven calendar days of the date on which the first annuity payment is due.

            .   We reserve the right to impose a 15 days waiting period between transfers.

        If you authorize an unaffiliated third party outside the MIAA program (See "Asset Allocation Service") to transact transfers on your behalf, we will reallocate the Contract Value pursuant to the third party's instructions. However, we take no responsibility for any unaffiliated third party asset allocation or investment advisory service or program. We may suspend or cancel acceptance of an unaffiliated third party's instructions at any time and may restrict the investment options available for transfer under third party authorizations.

        We will make transfers pursuant to proper written or telephone instructions which specify in detail the requested changes. Before telephone transfer instructions will be honored, you must complete a telephone transfer authorization. Transfers involving a Subaccount will be based upon the Accumulation Unit values determined following our receipt of complete transfer instructions. We disclaim all liability for following instructions which are given in accordance with our procedures, including

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

requests for personal identifying information, that are designed to limit unauthorized use of the privilege. Therefore, you bear the risk of loss in the event of a fraudulent telephone transfer.

        We reserve the right to suspend, modify or terminate the transfer provisions,

5. MARKET TIMING.

        This Contract is not designed for professional market timing organizations, or other organizations or individuals engaged in market timing strategies in response to short-term fluctuations in the market, involving frequent transfers, or transfers representing a substantial percentage of the assets of any subaccount. You should not purchase the Contract if you intend to engage in such market timing strategies. Market timing strategies may be disruptive to the Subaccounts and may be detrimental to Owners. Further, these short-term strategies are particularly inappropriate for attaining long-term retirement goals or for the protection of heirs. Consequently, we reserve the right, at our sole discretion and without prior notice, to take action when we identify market-timing strategies detrimental to Owners.

6. WITHDRAWAL DURING ACCUMULATION PERIOD.

        You may redeem some or all of the Withdrawal Value. Withdrawals may be subject to income tax and a 10% penalty tax. (See "Federal Tax Matters.") A withdrawal of all Contract Value is called a surrender. Your ability to surrender may be limited by the terms of a qualified plan. (See "Federal Income Taxes.")

        You may withdraw up to 10% of the Contract Value minus Debt in any Contract Year without charge. If you withdraw more than 10% of the Contract Value in any Contract Year, the amount withdrawn in excess of 10% is subject to a Withdrawal Charge. (See "Withdrawal Charge.")

        For Contracts in more than one investment option, your partial withdrawal request must specify what portion of your interest is to be redeemed. If you do not specify, we will redeem Accumulation Units from all investment options in which you have an interest on a pro-rata basis. The Accumulation Units attributable to the earliest Contribution Years are redeemed first.

        You may request a partial withdrawal subject to the following:

    .   The amount requested must be at least $500 in each investment option or the Fixed Account from which withdrawal is requested.

    .   You must leave at least $500 in each investment option from which the withdrawal is requested or withdraw the total value.

        Election to withdraw shall be made in writing to us at our home office:
Federal Kemper Life Assurance Company, Contact Center, 1600 McConnor Parkway, Schaumburg, Illinois 60196-6801 and should be accompanied by the Contract if surrender is requested. Withdrawal requests are processed only on days when the New York Stock Exchange is open for trading. The Withdrawal Value attributable to the Subaccounts is determined on the basis of the Accumulation Unit values calculated after we receive the request. The Withdrawal Value attributable to the Subaccounts will be paid within seven days after the date we receive a written request at our home office, provided, however, that we may suspend withdrawals or delay payment more than seven days

    .   during any period when the New York Stock Exchange is closed,

    .   when trading is restricted or the SEC determines an emergency exists, or

    .   as the SEC by order may permit.

        Withdrawals are permitted from Contracts issued in connection with
Section 403(b) Qualified Plans only under limited circumstances. (See "Federal Tax Matters.")

        A participant in the Texas Optional Retirement Program ("ORP") must obtain a certificate of termination from the participant's employer before a Contract can be redeemed. The Attorney General of Texas has ruled that participants in the ORP may redeem their interest in a Contract issued pursuant to the ORP only upon termination of employment in Texas public institutions of higher education, or upon retirement, death or total disability. In those states adopting similar requirements for optional retirement programs, we will follow similar procedures.

        Withdrawals will reduce the Optional Enhanced Death Benefit ("OEDB") in the proportion that the withdrawal, plus withdrawal charges, bears to the Contract Value. For example, if the OEDB is $100,000 and the Contract Value is $80,000, and a withdrawal, including withdrawal charges, of $20,000 is taken, the OEDB is then reduced to $75,000 as shown below.

    .   $20,000/$80,000 = 25% ratio of withdrawal to Contract Value;

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

    .   $100,000 x 25% = $25,000 of OEDB reduction; and

    .   $100,000 OEDB-$25,000 = $75,000 remaining OEDB.

7. DEATH BENEFITS.

STANDARD DEATH BENEFIT

        If you have not elected an Optional Enhanced Death Benefit rider, we will pay a death benefit if an owner dies before the Annuity Date. If death occurs prior to the oldest Owner's 75th birthday, the death benefit will be the greater of:

            .   the Contract Value less Debt, or

            .   the total amount of Purchase Payments, minus both Debt and the aggregate dollar amount of all adjustments for withdrawals.

        If death occurs on or after the oldest owner's 75th birthday, the death benefit is the Contract Value less Debt.

        The adjustment for withdrawals described above is a dollar amount determined for each withdrawal which is equal to (1) divided by (2), with the result multiplied by (3), where:

            (1) is the amount of the withdrawal and withdrawal charges,

            (2) is the Contract Value immediately prior to the withdrawal, and

            (3) is the value of the death benefit immediately prior to the withdrawal.

   OPTIONAL ENHANCED DEATH BENEFIT RIDERS

        There are two Optional Enhanced Death Benefit ("OEDB") riders available under the Contract, Zurich Safeguard(SM) and Zurich Safeguard(SM) Plus. We may discontinue the offering of the OEDB riders at any time. The OEDB riders may not be available in all states.

        The investment options under the Contract are categorized as "Class 1 Accumulation Options" or "Class 2 Accumulation Options" solely for purposes of calculating the benefits and charges attributable to the OEDB. The Class 1 Accumulation Options are the Fixed Account and the Money Market Subaccounts. All other options are Class 2 Accumulation Options.

        You may elect an OEDB rider only on the initial Contract application. You cannot elect an OEDB rider after the date we issue the Contract.

        If you elect an OEDB rider, the death benefit paid upon the death of an Owner will be based on the option you selected.

ZURICH SAFEGUARD(SM)

        Zurich Safeguard(SM) may be elected only if the oldest Owner is age 80 or younger at the date of application. The current charge for Zurich Safeguard(SM) is 0.20% of applicable Contract Value (See "Contract Charges and Expenses").

        If you elect Zurich Safeguard(SM), the death benefit will be equal to the greatest of the following, less Debt:

            (1) Contract Value;

            (2) the total amount of Purchase Payments less previous Purchase
                Payments withdrawn and withdrawal charges as of the date of death; and

            (3) the Step-Up death benefit, described below.

ZURICH SAFEGUARD(SM) PLUS

        Zurich Safeguard(SM) Plus may be elected only if the oldest Owner is age 75 or younger at the date of application. The current charge for Zurich Safeguard(SM) Plus is 0.35% of applicable Contract Value (See "Contract Charges and Expenses").

        If you elect Zurich Safeguard(SM) Plus, the death benefit will be equal to the greatest of the following, less Debt:

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

            (1) Contract Value;

            (2) the total amount of Purchase Payments, less previous Purchase
                Payments withdrawn and withdrawal charges as of the date of death;

            (3) the Step-Up death benefit, described below; and

            (4) the Roll-Up death benefit, described below.

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

        The Step-Up death benefit for the Contract is equal to the greatest of:

            . the Contract Value on each Contract Anniversary preceding the earlier of the 81st birthday of the oldest Owner or date of death,

            . increased by Purchase Payments made since such Contract Anniversary, and

            . decreased by any adjustments for withdrawals and withdrawal charges since such Contract Anniversary.

        The Roll-Up death benefit is equal to:

            .   the total amount of Purchase Payments,

            . accumulated at 5.00% per year (not to exceed two times the value of Purchase Payments that have not been previously withdrawn), to the earlier of the 80th birthday of the oldest Owner or the date of death,

            .   minus any adjustment for withdrawals and withdrawal charges,

            . increased by Purchase Payments made from the 80th birthday of the oldest Owner to the date of death,

            . decreased by any adjustment for withdrawals and withdrawal charges from the 80th birthday of the oldest Owner to the date of death, and

            . adjusted for allocations to Class 1 Accumulation Options, described below.

ADJUSTMENTS FOR WITHDRAWALS AND WITHDRAWAL CHARGES

        Withdrawals and withdrawal charges will reduce the Step-Up and Roll-Up death benefits on a pro rata basis. (See "Withdrawals During the Accumulation Period.") The adjustment for a withdrawal is equal to the value of the death benefit immediately prior to the withdrawal multiplied by (a) divided by (b) where:

            (a) is the withdrawal plus any withdrawal charges, and

            (b) is the Contract Value, prior to the withdrawal.

ADJUSTMENTS FOR ALLOCATIONS TO CLASS 1 ACCUMULATION OPTIONS

        Certain investment options under the Contract are designated "Class 1 Accumulation Options". Currently, the Class 1 Accumulation Options are the Fixed Account and the Money Market Subaccounts. We may add or delete Class 1 Accumulation Options. All other investment options are "Class 2 Accumulation Options".

        If you have allocated any portion of your Contract Value to a Class 1 Accumulation Option at any time, it will affect the amount of your death benefit as follows:

            (1) For purposes of calculating the Roll-Up death benefit, Purchase
                Payments allocated to the Class 1 Accumulation Options are not accumulated at 5.00% interest. In general, the Roll-Up death benefit will be less if you allocate amounts to Class 1 Accumulation Options than it will be if you allocate to Class 2 Accumulation Options.

            (2) For the Roll-Up death benefit, the amount of Purchase Payments allocated to Class 1 Accumulation Options, adjusted for prior transfers and withdrawals and withdrawal charges, will be added to the Roll-Up death benefit after it is otherwise determined for Class 2 Accumulation Options.

            (3) If transfers are made between Class 1 and Class 2 Accumulation
                Options, a proportional adjustment will be made to the Roll-Up death benefit attributable to each class to reflect the period of time that allocations were held in the respective classes.

        The above information regarding the OEDB is a summary of the provisions contained in the rider to your Contract that will be issued if you elect an OEDB. You should consult the rider for additional details. The provisions of the rider are controlling.

        If the Owner is a non-natural person, the OEDB will be based on the age of the oldest Annuitant.

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

        The applicable death benefit will be paid to the designated Beneficiary upon the death of the Owner during the Accumulation Period. Upon the death of a joint Owner during the Accumulation Period, a death benefit will be paid to the surviving joint Owner.

        If the Owner is not a natural person, we will pay the death benefit upon the death of an Annuitant. We will pay the death benefit to the Beneficiary after we receive due proof of death. We will then have no further obligation under the Contract.

        We compute the applicable death benefit at the end of the Valuation Period following our receipt of due proof of death, the return of the Contract and such other information we may require to process the death benefit. The proof may be a certified death certificate or any other written proof satisfactory to us.

        The death benefit may be paid in a lump sum. This sum may be deferred for up to five years from the date of death. Instead of a lump sum payment, the Beneficiary may elect to have the death benefit distributed as stated in Annuity Option 1 for a period not to exceed the Beneficiary's life expectancy; or Annuity Option 2 or 3 based upon the life expectancy of the Beneficiary as prescribed by federal tax regulations. The Beneficiary must make this choice within 60 days of the time we receive due proof of death, and distribution must commence within one year of the date of death.

        If the Beneficiary is not a natural person, the Beneficiary must elect that the entire death benefit be distributed within five years of your death. Distribution of the death benefit must start within one year after your death. It may start later if prescribed by federal regulations.

        If the Contract was issued as a Non-Qualified Plan Contract, an IRA or Roth IRA and your spouse is the only primary Beneficiary when you die, your surviving spouse may elect to be the successor Owner of the Contract by completing the spousal continuation section of the claim form submitted with due proof of your death. Your surviving spouse will become the Annuitant if no Annuitant is living at the time of your death. If your surviving spouse elects to become the successor Owner of the Contract on your death, thereby waiving claim to the death benefit otherwise payable, a death benefit will not be paid on your death. The Contract Value will be adjusted to equal the death benefit amount otherwise payable, subject to the following.

            . The Contract Value will be adjusted to equal the amount of the death benefit. The difference, if any, between the death benefit and the Contract Value one day prior to the date of continuance will be credited to the Scudder

            . Money Market Subaccount. The successor Owner may subsequently transfer this amount from the Scudder Money Market Subaccount to other investment options under the Contract.

            . Upon the death of your surviving spouse before the Annuity Date, the amount of the death benefit payable will be o determined as if: (1) the Contract was issued on the date of continuance; and
                (2) the Contract Value on the date of continuance resulted from receipt of an initial Purchase Payment in that amount.

            . Withdrawal charges, if any, will be limited to withdrawals of Purchase Payments made after the date of continuance.

            . Any OEDB rider in effect will terminate as of the date of your death.

            . Your surviving spouse may elect any OEDB rider then offered by us. All such riders will be subject to the terms and conditions then in effect at the time of continuance, and all charges and benefits will be calculated as if

            . the coverage was issued to the surviving spouse on the date of continuance and the Contract Value on the date of continuance resulted from receipt of an initial Purchase Payment in that amount.

            . Any subsequent spouse of the surviving spouse Beneficiary will not be entitled to continue the Contract upon the death of the surviving spouse Beneficiary.

9. LOANS.

        The Owner of a Contract issued as a tax sheltered annuity under Section 403(b) of the Internal Revenue Code ("Code") or with a qualified plan under Code
Section 401, may request a loan (if permitted by the Qualified Plan) any time during the Accumulation Period. The requirements and limitations governing the availability of loans, including the maximum amount that a participant may take as a loan, are subject to the rules in the Code, IRS regulations, and our procedures in effect at the time a loan is made. In the case of loans made under Contracts which are subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), additional requirements and limitations will apply such as those under the terms of the plan, Department of Labor regulations and ERISA. Because the rules governing loans under Code Section 403(b) contracts and ERISA qualified plans are complicated, you should consult your tax adviser before exercising the loan privilege. Failure to meet the requirements for loans may result in adverse income tax consequences to you. The loan agreement you sign will describe the restrictions and limitations applicable to the loan at the time you apply. For loans subject to ERISA, you also may wish to consult your plan administrator.

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

        Federal tax law requires loans to be repaid in a certain manner and over a certain period of time. For example, loans generally are required to be repaid within five years (except in cases where the loan was used to acquire the principal residence of the plan participant), with repayments made at least quarterly and in substantially level amortized payments over the term of the loan. Interest will be charged on your loan amount. Failure to make a loan repayment when due will result in adverse tax income tax consequences to you.

        If there is an outstanding loan balance when the Contract is surrendered or annuitized, or when a death benefit is paid, the amount payable will be reduced by the amount of the loan outstanding plus accrued interest. In addition, loans, whether or not repaid, will have a permanent effect on the Contract Value because the investment results of the investment accounts will apply only to the unborrowed portion of the Contract Value. The longer a loan is unpaid, the greater the effect is likely to be. The effect could be favorable or unfavorable. If investment results are greater than the rate being credited on amounts held in your loan account while your loan is unpaid, your Contract Value will not increase as rapidly as it would have if no loan were unpaid. If investment results are below that rate, your Contract Value will be greater than it would have been had no loan been outstanding.

                          CONTRACT CHARGES AND EXPENSES

        We deduct the following charges and expenses:

            .   mortality and expense risk charge,

            .   administration charge,

            .   records maintenance charge,

            .   withdrawal charge,

            .   premium tax,

            .   optional death benefit charges, and

            .   optional MIAA expense charge (See "Asset Allocation Service.")

        Subject to certain expense limitations, investment management fees and other Fund expenses are indirectly borne by you.

A. ASSET-BASED CHARGES AGAINST THE SEPARATE ACCOUNT.

1. MORTALITY and EXPENSE RISK.

        We assess each Subaccount a daily asset charge for mortality and expense risks at a rate of 1.00% per annum.

        Variable Annuity payments reflect the investment experience of each Subaccount but are not affected by changes in actual mortality experience or by actual expenses we incur.

        Our mortality risk arises from two obligations. The first obligation we assume is to pay a guaranteed death benefit that may be greater than the Contract Value minus Debt. The second obligation we assume is to continue making annuity payments to the Owner for the entire life of the Annuitant under Annuity Options involving life contingencies. We assume the risk that Annuitant will live beyond actual life expectancies.

        We also assume the risk that all administrative expenses including Contract maintenance costs, administrative costs, data processing costs and costs of other services may exceed the Records Maintenance Charge or the amount recovered from the administrative cost portion of the daily asset charge.

2. ADMINISTRATIVE COSTS.

        We assess each Subaccount a daily asset charge for administrative costs at a rate of .30%. The daily asset charge for administrative costs reimburses us for the expenses incurred for administering the Contracts, which include, among other things, responding to Owner inquiries, processing changes in Purchase Payment allocations, providing reports to Owners, Contract maintenance costs and data processing costs. The administrative charge covers the average anticipated administrative expenses incurred while the Contracts are in force. There is not necessarily a direct relationship between the amount of the charge and the administrative cost of a particular contract.

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

3. OPTIONAL ENHANCED DEATH BENEFIT CHARGE.

        The annual charge for the Optional Enhanced Death Benefit is .20% of Contract Value if you elect Zurich Safeguard(SM) and .35% of Contract Value if you elect Zurich Safeguard(SM) Plus. The Optional Enhanced Death Benefit charge does not apply to Class 1 Accumulation Options. Currently, the Class 1 Accumulation Options are the Fixed Account and the Scudder Money Market Subaccounts.

B. ASSET ALLOCATION SERVICE CHARGE.

        The current annual charge for the optional MIAA program is 0.50% of the Contract Value allocated under the MIAA program. We reserve the right for new Contracts to increase the annual charge up to a maximum of 1.00%. If the MIAA charge is increased, the higher charge will be applicable only to Contracts purchased on or after the effective date of the higher MIAA charge. The MIAA expense is paid by quarterly withdrawals from your Contract Value. The quarterly MIAA expense with respect to the amount in each Subaccount covered by the MIAA program equals the average daily number of units in that Subaccount covered by the MIAA program, multiplied by the ending unit value for that Subaccount plus amounts in the Fixed Account covered by the MIAA program, and multiplied by 0.125%. You will also be charged a MIAA initial set up fee of $30.00.

C. RECORDS MAINTENANCE CHARGE.

     We assess a quarterly Records Maintenance Charge during the Accumulation Period against each Contract participating in one or more of the Subaccounts during the calendar year whether or not any Purchase Payments have been made during the year. The Records Maintenance Charge is:

    .   $30 annually for Contracts with Contract Value under $25,000.

    .   $15 annually for Contracts with Contract Value between $25,000 and
        $50,000.

    . No Records Maintenance Charge for Contracts with Contract Value of $50,000 or more.

        The Records Maintenance Charge reimburses us for expenses incurred in establishing and maintaining the records relating to a Contract's participation in the Separate Account. The Records Maintenance Charge is assessed at the end of each calendar quarter and constitutes a reduction in the net assets of each Subaccount.

        At any time the Records Maintenance Charge is assessed, the applicable charge is assessed ratably against each Subaccount in which the Contract is participating and a number of Accumulation Units sufficient to equal the proper portion of the charge is redeemed from such Subaccount, or from the General Account Contract Value if necessary to meet the assessment.

D. WITHDRAWAL CHARGE.

        We do not deduct a sales charge from any Purchase Payment. However, a Withdrawal Charge covers Contract sales expenses, including commissions and other distribution, promotion and acquisition expenses.

        Each Contract Year, you may withdraw, without Withdrawal Charge, 10% of the Contract Value.

     If you withdraw a larger amount, the excess Content Value withdrawn is subject to a Withdrawal Charge. The Withdrawal Charge applies in the first six Contribution Years following each Purchase Payment as follows:

                                                            WITHDRAWAL
CONTRIBUTION YEAR                                             CHARGE
---------------------------------------------------------   ----------
First                                                              6%
Second                                                             5%
Third                                                              4%
Fourth                                                             3%
Fifth                                                              2%
Sixth                                                              1%
Seventh and following                                              0%

        Purchase Payments are deemed surrendered in the order in which they were received.

        When a withdrawal is requested, you receive a check in the amount requested. If a Withdrawal Charge applies, Contract Value is reduced by the Withdrawal Charge and the dollar amount sent to you.

        Because Contribution Years are based on the date each Purchase Payment is made, you may be subject to a Withdrawal Charge even though the Contract may have been issued many years earlier. (For additional details, see "Withdrawal During

Accumulation Period.") The aggregate Withdrawal Charges assessed will never exceed 9% of the aggregate Purchase Payments.

        Currently, we anticipate Withdrawal Charges will not fully cover distribution expenses. Unrecovered distribution expenses may be recovered from our general assets. Those assets may include proceeds from the mortality and expense risk charge.

        Subject to certain exceptions and state approvals, withdrawal charges are not assessed on withdrawals:

            . after you have been confined in a skilled health care facility for at least 45 consecutive days and you remain confined at the time of the request; or

            . within 45 days following your discharge from a skilled health care facility after a confinement of at least 45 days.

Restrictions and provisions related to the above withdrawal charge waiver are described in the Contract endorsement.

        The Withdrawal Charge also applies at annuitization to amounts attributable to Purchase Payments in their sixth Contribution Year or earlier. No Withdrawal Charge applies upon annuitization if you select Annuity Options 2, 3 or 4 or if payments under Annuity Option 1 are scheduled to continue for at least ten years. See "The Annuity Period -- Annuity Options" for a discussion of the Annuity Options available.

        We may reduce or eliminate the Withdrawal Charge if we anticipate that we will incur lower sales expenses or perform fewer services because of economies due to the size of a group, the average contribution per participant, or the use of mass enrollment procedures. For Qualified Contracts, Withdrawal Charges will be waived if a Contract is surrendered in the sixth Contract Year or later when the Annuitant is at least 59 1/2 years old at the time of such surrender. No Withdrawal Charge applies to Contracts sold to officers, directors and employees of FKLA or certain affiliated companies, or to any trust, pension, profit-sharing or other benefit plan for such persons.

E. COMMUTATION CHARGE

        The commutation charge applies during the Annuity Period. The charge equals the difference between the present value of any remaining payments in a certain period (as of the date of calculation) calculated using:

            A. For a Fixed Annuity Option, (i) a discount rate that is equal to the rate assumed in calculating the initial income payment and
                (ii) the greater of: (a) the ten year treasury constant maturity plus 3%; and (b) the rate used to determine the initial payment plus 2%, and

            B. For a Variable Annuity Option, (i) a discount rate that is equal to the assumed investment rate and (ii) the assumed investment rate plus 2%.

  The commutation charge applies to the calculation of lump sum payments with respect to any remaining periodic payments in the certain period under Annuity Options 1, 3, and 5 upon the death of an Annuitant during the Annuity Period. The commutation charge reflects the use of a higher interest rate to determine the commutation amount than the interest rate used to determine the initial annuity payment.

F. INVESTMENT MANAGEMENT FEES AND OTHER EXPENSES.

        Each Portfolio's net asset value reflects the deductions of investment management fees and certain general operating expenses. Subject to limitations, you indirectly bear these fees and expenses. Further detail is provided in the attached prospectuses for the Portfolios and the Funds' statements of additional information.

G. STATE PREMIUM TAXES.

        Certain state and local governments impose a premium tax ranging from 0% to 3.50% of Purchase Payments. If we pay state premium taxes, we will deduct the amount paid from:
        .  Purchase Payments when we receive them.
        . The Contract Value upon total withdrawal, or . The total Contract Value applied to an Annuity Option at the time annuity payments start.

See "Appendix -- State Premium Tax Chart" in the Statement of Additional Information.

H. REDUCTION OR ELIMINATION OF CERTAIN CHARGES.

        Contracts may be available for purchase in certain group or sponsored arrangements that qualify for reductions or eliminations of certain charges, the time periods in which such charges apply, or both. Group arrangements include those in which a trustee, an employer or an association purchases Contracts covering a group of individuals. Sponsored arrangements include those in which an employer or association allows us to offer Contracts to its employees or members on an individual basis.

        In certain circumstances, the risk of adverse mortality and expense experience for Contracts purchased in certain group or sponsored arrangements may be reduced. Then, the daily asset charge for mortality and expense costs may likewise be reduced. The daily asset charge for administrative costs and the Records Maintenance Charge may also be reduced or eliminated if we anticipate lower administrative expenses. In certain other circumstances, sales expenses for Contracts purchased in certain group or sponsored arrangements may be reduced or eliminated and the applicable Withdrawal Charges may be reduced or eliminated.

        In determining whether a group or sponsored arrangement qualifies for reduced or eliminated charges, we will consider among other factors:

    . the size and type of group to which sales are to be made and administrative services provided, and the persistency expected from the group;

    . the total amount of Purchase Payments to be received and the method in which they will be remitted;

    .   any prior or existing relationship with us;

    .   the level of commission paid to selling broker-dealers;

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    .   the purpose for which the Contract is being purchased, and whether that purchase makes it likely that sales costs and administrative expenses will be reduced; and

    .   the frequency of projected surrenders or distributions.

        We make any reductions or eliminations according to objective guidelines in effect when an application for a Contract is approved. We may change these guidelines from time to time. Any variation in the charges will reflect differences in costs or services and will be offered uniformly to all members of the group or sponsored arrangement. In no event will a charge reduction or elimination be permitted if it is unfairly discriminatory to any person or prohibited by law.

                               THE ANNUITY PERIOD

        Contracts may be annuitized under one of several Annuity Options. Annuity payments will begin on the Annuity Date under the Annuity Option you select. Subject to state variation, the Annuity Date may not be after the later of the oldest Owner's or Annuitant's 90/th/ birthday.

1. ANNUITY PAYMENTS.

        Annuity payments are based on:

            .   the annuity table specified in the Contract,

            .   the selected Annuity Option, and

            . the investment performance of the selected Subaccount(s) (if variable annuitization is elected).

        Under variable annuitization, you will receive the value of a fixed number of Annuity Units each month. An Annuity Unit's value reflects the investment performance of the Subaccount(s) selected. The amount of each annuity payment varies accordingly. Annuity payments may be subject to a Withdrawal Charge. (For additional details, see "Withdrawal Charge.")

2. ANNUITY OPTIONS.

        You may elect one of the Annuity Options. You may change an Annuity Option before the Annuity Date. For a Non-Qualified Contract, if no other Annuity Option is elected, monthly annuity payments will be made in accordance with Option 3 below if there is one Annuitant on the Annuity Date or under Option 5 if there joint Annuitants on the Annuity Date.

        The Annuity Option selected must result in a payment that is at least equal to our minimum payment, according to our rules, at the time the Annuity Option is chosen. If at any time the payments are less than our minimum payment, we have the right to increase the period between payments to quarterly, semi-annual or annual so that the payment is at least equal to the minimum payment or to make payment in one lump sum.

        The amount of periodic annuity payments may depend upon:

            .   the Annuity Option selected;

            .   the age and sex of the Annuitant; and

            . the investment performance of the selected Subaccount(s) (if variable annuitization is elected).

        For example:

            .   if Option 1, income for a specified period, is selected, shorter periods result in fewer payments with higher values.

            .   if Option 2, life income, is selected, it is likely that each payment will be smaller than would result if income for a short period were specified.

            .   if Option 3, life income with installments guaranteed, is
        selected, each payment will probably be smaller than would result if the life income Option were selected.

            .   if Option 4, the joint and survivor annuity, is selected, each payment is smaller than those measured by an individual life income option.

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

        The age of the Annuitant also influences the amount of periodic annuity payments because an older Annuitant is expected to have a shorter life span, resulting in larger payments. The sex of the Annuitant influences the amount of periodic payments. Finally, if you participate in a Subaccount with higher investment performance, it is likely you will receive a higher periodic payment.

        If you die before the Annuity Date, available Annuity Options are limited. The Annuity Options available are:

            .   Option 2, or

            .   Option 1 or 3 for a period no longer than the life expectancy of the Beneficiary (but not less than ten years from your death).

        If the Beneficiary is not an individual, the entire interest must be distributed within five years of your death. The Death Benefit distribution must begin no later than one year from your death, unless a later date is prescribed by federal regulation.

Option 1--Income for Specified Period.

        Option 1 provides an annuity payable monthly for ten years.

Option 2--Life Income.

        Option 2 provides for an annuity payable monthly over the lifetime of the Annuitant. If Option 2 is elected, annuity payments terminate automatically and immediately on the Annuitant's death without regard to the number or total amount of payments made. Thus, it is possible for you to receive only one payment if death occurred prior to the date the second payment was due.

Option 3--Life Income with Installments Guaranteed.

        Option 3 provides an annuity payable monthly for a certain period of ten years and thereafter during the Annuitant's lifetime.

Option 4--Joint and Survivor Annuity.

        Option 4 provides an annuity payable monthly while both Annuitants are living. Upon either Annuitant's death, the monthly income payable continues over the life of the surviving Annuitant at a percentage of the original payment. The percentage payable must be selected at the time the Annuity Option is chosen. The percentages available are 50%, 66 2/3%, 75% and 100%. Annuity payments terminate automatically and immediately upon the surviving payee's death without regard to the number or total amount of payments received.

Option 5--Joint and Survivor Annuity with Installments Guaranteed.

        Option 5 provides an annuity payable for a certain period of 10 years and therafter while the Annuitants are alive.

3. ALLOCATION OF ANNUITY.

        You may elect to have payments made on a fixed or variable basis, or a combination of both. You may exercise the transfer privilege during the Accumulation Period to arrange for variable or fixed annuitization. Any Fixed Account Contract Value will be annuitized on a fixed basis. Any Separate Account Contract Value will be annuitized on a variable basis. Transfers during the Annuity Period are permitted subject to certain limitations.

4. Transfer During Annuity Period.

        During the Annuity Period, you may, by written request, transfer Subaccount Value from one Subaccount to another Subaccount or to the Fixed Account, subject to the following limitations:

            .   Transfers among Subaccounts are prohibited during the first year of the Annuity Period; subsequent transfers are limited to one per year.

            .   All interest in a Subaccount must be transferred.

            .   If we receive notice of transfer to a Subaccount more than seven days before an annuity payment date, the transfer is effective during the Valuation Period after the date we receive the notice.

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

            .   No transfer may be made to a Subaccount during the seven days before an annuity payment date.

            .   Transfers to the Fixed Account are available only on an
        anniversary of the first Annuity Date. We must receive notice at least 30 days prior to the anniversary.

        A Subaccount's Annuity Unit value is determined at the end of the Valuation Period preceding the effective date of the transfer. We may suspend, change or terminate the transfer privilege at any time.

5. ANNUITY UNIT VALUE.

        Annuity Unit value is determined independently for each Subaccount.

        Annuity Unit value for any Valuation Period is:

            .   Annuity Unit value for the preceding Valuation Period, times

            .   the net investment factor for the current Valuation Period, times

            .   an interest factor which offsets the 2.5% per annum rate of investment earnings assumed by the Contract's annuity tables.

        The net investment factor for a Subaccount for any Valuation Period is:

            .   the Subaccount's Accumulation Unit value at the end of the current Valuation Period, plus or minus the per share charge or credit for taxes reserved, divided by

            .   the Subaccount's Accumulation Unit value at the end of the preceding Valuation Period, plus or minus the per share charge or credit for taxes reserved.

6. FIRST PERIODIC PAYMENT UNDER VARIABLE ANNUITY.

        When annuity payments begin, the value of the Contract interest is:

            .   Accumulation Unit values at the end of the Valuation Period falling on the 20th or 7th day of the month before the first annuity payment is due, times

            .   the number of Accumulation Units credited at the end of the
        Valuation Period, minus

            .   premium taxes and Withdrawal Charges.

        The first annuity payment is determined by multiplying the benefit per $1,000 of value shown in the applicable annuity table by the number of thousands of dollars of Contract Value.

        A 2.5% per annum rate of investment earnings is assumed by the Contract's annuity tables. If the actual net investment earnings rate exceeds 2.50% per annum, payments increase accordingly. Conversely, if the actual rate is less than 2.50% per annum, annuity payments decrease.

7. SUBSEQUENT PERIODIC PAYMENTS UNDER A VARIABLE ANNUITY.

        Later annuity payments are determined by multiplying the number of Annuity Units by the Annuity Unit value at the Valuation Period before each annuity payment is due. The first annuity payment is divided by the Annuity Unit value as of the Annuity Date to establish the number of Annuity Units representing each annuity payment. This number does not change.

8. FIXED ANNUITY PAYMENTS.

        Each Fixed Annuity payment is determined from tables we prepare. These tables show the monthly payment for each $1,000 of Contract Value allocated to a Fixed Annuity. Payment is based on the Contract Value at the date before the annuity payment is due. Fixed Annuity payments do not change regardless of investment, mortality or expense experience.

9. DEATH PROCEEDS.

        If the Annuitant dies, we will automatically continue any unpaid installments for the remainder of the certain period under Annuity Options 1, 3, or 5. If the Owner elects, we will pay a lump sum payment of the present value of the remaining payments in the certain period. The election to receive the lump sum payment must be made within 60 days of our receipt of due proof of death of the Annuitant or joint Annuitants. The present value of the remaining payments in the certain period will be calculated based on the applicable interest rate.

        For a Fixed Annuity Option, the applicable interest rate is the greater of:

        a.  the ten year Treasury constant maturity plus 3%; and

        b.  the rate used to determine the initial payment plus 2%.

        For a Variable Annuity Option, the applicable interest rate is the assumed investment rate plus 2%.

        The amount of each payment for purposes of determining the present value of any variable installments will be determined by applying the Annuity Unit value next determined following the election to commute the remaining payments.

        If Annuity Option 2 is elected, annuity payments terminate automatically and immediately upon the Annuitant's death without regard to the number or total amount of payments made. Thus, it is possible that only one payment will be received if death occurred prior to the date the second payment was due.

        Under Annuity Option 4, Annuity payments terminate automatically and immediately upon the surviving Annuitant's death without regard to the number or total amount of payments received.

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                               FEDERAL TAX MATTERS

A. INTRODUCTION

        This discussion is not exhaustive and is not intended as tax advice. A qualified tax adviser should always be consulted with regard to the application of the law to individual circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and the courts.

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

        This discussion does not address state or local tax consequences, nor federal estate or gift tax consequences, associated with buying a Contract. In addition, we make no guarantee regarding any tax treatment--federal, state, or local--of any Contract or of any transaction involving a Contract.

B. OUR TAX STATUS

        We are taxed as a life insurance company and the operations of the Separate Account are treated as a part of our total operations. The Separate Account is not separately taxed as a "regulated investment company". Investment income and capital gains of the Separate Account are not taxed to the extent they are applied under a Contract. We do not anticipate that we will incur federal income tax liability attributable to the income and gains of the Separate Account, and therefore we do not intend to provide for these taxes. If we are taxed on investment income or capital gains of the Separate Account, then we may charge the Separate Account to pay these taxes.

C. TAXATION OF ANNUITIES IN GENERAL

1. TAX DEFERRAL DURING ACCUMULATION PERIOD

        Under the Code, except as described below, increases in the Contract Value of a Non-Qualified Contract are generally not taxable to the Owner or Annuitant until received as annuity payments or otherwise distributed. However, certain requirements must be satisfied for this general rule to apply, including:

    .   the Contract must be owned by an individual,

    .   Separate Account investments must be "adequately diversified",

    .   we, rather than you, must be considered the owner of Separate Account assets for federal tax purposes, and

    .   annuity payments must appropriately amortize Purchase Payments and
Contract earnings.

        Non-Natural Owner. As a general rule, deferred annuity contracts held by "non-natural persons", such as corporations, trusts or similar entities, are not annuity contracts for federal income tax purposes. The investment income on these contracts is taxed each year as ordinary income received or accrued by the non-natural owner. There are exceptions to this general rule for non-natural owners. Contracts are generally treated as held by a natural person if the nominal owner is a trust or other entity holding the contract as an agent for a natural person. However, this special exception does not apply to an employer who is the nominal owner of a contract under a non-qualified deferred compensation plan for its employees.

        Additional exceptions to this rule include:

    .   certain Contracts acquired by a decedent's estate,

    .   certain Qualified Contracts,

    .   certain Contracts used with structured settlement agreements, and

    .   certain Contracts purchased with a single premium when the annuity starting date is no later than one year from Contract purchase and substantially equal periodic payments are made at least annually.

        Diversification Requirements. For a contract to be treated as an annuity for federal income tax purposes, separate account investments must be "adequately diversified". The Treasury Secretary issued regulations prescribing standards for adequately diversifying separate account investments. If the Separate Account failed to comply with these diversification standards, the contract would not be treated as an annuity contract for federal income tax purposes and the owner would generally be taxed on the difference between the contract value and the purchase payments.

        Although we do not control Fund investments, we expect that each Fund will comply with these regulations so that each Subaccount of the Separate Account will be considered "adequately diversified."

        Ownership Treatment. In certain circumstances, a variable annuity contract owner may be considered the owner of the assets of the separate account supporting the contract. Then, income and gains from separate account assets are includible in the owner's gross income. The Internal Revenue Service ("IRS"), in published rulings, stated that a variable contract owner will be considered the owner of separate account assets if the owner possesses the ability to exercise investment control over the assets. As of the date of the Prospectus, no comprehensive guidance has been issued by the IRS clarifying the circumstances when such investment control by a variable contract owner would exist. As a result, your right to allocate the Contract Value among the Subaccounts may cause you to be considered the owner of the assets of the Separate Account.

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

        We do not know what limits may be set forth in any guidance that the IRS may issue, or whether any such limits will apply to existing Contracts. We therefore reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the owner of the Separate Account assets. However, there is no assurance that such efforts would be successful.

        Delayed Annuity Dates. If the Annuity Date occurs (or is scheduled to occur) when the Annuitant has reached an advanced age, e.g., past age 85, the Contract might not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includible in your income.

        The following discussion assumes that the Contract is treated as an annuity contract for tax purposes and that we are treated as the owner of Separate Account assets.

2. TAXATION OF PARTIAL AND FULL WITHDRAWALS

        Partial withdrawals from a Non-Qualified Contract are includible in income to the extent the Contract Value exceeds the "investment in the contract". This amount is referred to as the "income on the contract". Full withdrawals are also includible in income to the extent they exceed the "investment in the contract." Investment in the contract equals the total of Purchase Payments minus any amounts previously received from the Contract that were not includible in your income.

        Any assignment or pledge (or agreement to assign or pledge) of Contract Value is treated as a withdrawal. Investment in the contract is increased by the amount includible in income with respect to such assignment or pledge. If you transfer a contract interest, without adequate consideration, to someone other than your spouse (or to a former spouse incident to divorce), you will be taxed on the income on the contract. In this case, the transferee's investment in the contract is increased to reflect the increase in your income.

        The Contract's optional death benefits, if elected, may exceed Purchase Payments or Contract Value. As described in the Prospectus, we impose certain charges with respect to these death benefits. It is possible that those charges (or some portion) could be treated as a partial withdrawal. As described elsewhere in the Prospectus, you may elect to enter into a separate investment advisory agreement pursuant to which you will receive asset allocation services ("MIAA"). For Non-Qualified Contracts, payments of MIAA Expense and Set Up Fees are treated as a taxable event. This means the MIAA Expense and Set Up Fee are taxable distributions to you and may subject you to an additional 10% tax penalty.

        There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person and are not married to one another. A tax adviser should be consulted in those situations.

3. TAXATION OF ANNUITY PAYMENTS

        Normally, the portion of each annuity payment taxable as income equals the payment minus the exclusion amount. The exclusion amount for variable annuity payments is the "investment in the contract" allocated to the variable annuity option and adjusted for any period certain or refund feature, divided by the number of payments expected to be made. The exclusion amount for fixed annuity payments is the payment times the ratio of the investment in the contract allocated to the fixed annuity option and adjusted for any period certain or refund feature, to the expected value of the fixed annuity payments.

        Once the total amount of the investment in the contract is excluded using these ratios, annuity payments will be fully taxable. If annuity payments stop because the Annuitant dies before the total amount of the investment in the contract is recovered, the unrecovered amount generally is allowed as a deduction to the annuitant in the last taxable year.

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

4. TAXATION OF DEATH BENEFITS

        Amounts may be distributed upon your or the Annuitant's death. Before the Annuity Date, death benefits are includible in income and:

    .   if distributed in a lump sum are taxed like a full withdrawal, or

    .   if distributed under an Annuity Option are taxed like annuity payments.

        After the Annuity Date, where a guaranteed period exists and the Annuitant dies before the end of that period, payments made to the Beneficiary for the remainder of that period are includible in income as follows:

    .   if received in a lump sum are includible in income to the extent they exceed the unrecovered investment in the contract, or

    .   if distributed in accordance with the selected annuity option are fully excludable from income until the remaining investment in the contract is deemed to be recovered.

        Thereafter, all annuity payments are fully includible in income.


5. PENALTY TAX ON PREMATURE DISTRIBUTIONS

        A 10% penalty tax applies to a taxable payment from a Non-Qualified Contract unless:

    .   received on or after you reach age 59 1/2,

    .   due to your disability,

    .   made to a Beneficiary after your death or, for non-natural Owners, after the primary Annuitant's death,

    .   made as a series of substantially equal periodic payments (at least annually) for your life (or life expectancy) or for the joint lives (or joint life expectancies) of you and a designated beneficiary (within the meaning of the tax law),

    .   made under a Contract purchased with a single premium when the annuity starting date is no later than one year from Contract purchase and substantially equal periodic payments are made at least annually, or

    .   made with annuities used with certain structured settlement agreements.

6. AGGREGATION OF CONTRACTS

        The taxable amount of an annuity payment or withdrawal from a Non-Qualified Contract may be determined by combining some or all of the Non-Qualified Contracts you own. For example, if you purchase a Contract and also purchase an immediate annuity at approximately the same time, the IRS may treat the two contracts as one contract. Similarly, if a person transfers part of his interest in one annuity contract to purchase another annuity contract, the IRS might treat the two contracts as one contract. In addition, if you purchase two or more deferred annuity contracts from the same company (or its affiliates) during any calendar year, these contracts are treated as one contract. The effects of this aggregation are not always clear. However, it could affect the taxable amount of an annuity payment or withdrawal and the amount which might be subject to the 10% penalty tax.

7. LOSS OF INTEREST DEDUCTION WHERE CONTRACTS ARE HELD BY OR FOR THE BENEFIT OF CERTAIN NON-NATURAL PERSONS

        For Contracts issued after June 8, 1997 to a non-natural owner, all or some portion of otherwise deductible interest may not be deductible by the owner. However, this interest deduction disallowance does not affect Contracts where the Owner is taxable each year on the investment income under the Contract. Entities considering purchasing the Contract, or entities that will be beneficiaries under a Contract, should consult a tax adviser.

D. QUALIFIED PLANS

        The Contracts are also available for use in connection with retirement plans which receive favorable treatment under Sections 401, 403, 408, 408A or 457 of the Code ("Qualified Plans"). Such Contracts are referred to as "Qualified Contracts." Numerous special tax rules apply to the participants in Qualified Plans and to Qualified Contracts. We make no attempt in this Prospectus to provide more than general information about use of the Contract with the various types of Qualified Plans. Persons intending to use the Contract in connection with qualified plans should consult a tax adviser

        Under the Code, qualified plans generally enjoy tax-deferred accumulation amounts invested in the plan. Therefore, in considering whether or not to purchase a Contract in a qualified plan, you should consider the Contract's features other than tax deferral, including the availability of lifetime annuity payments and death benefit protection.

        The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan. For example, for both withdrawals and annuity payments under certain Qualified Contracts, there may be no "investment in the contract" and the total amount received may be taxable. Also, loans from Qualified Contracts, where allowed, are subject to a variety of limitations, including restrictions as to the amount that may be borrowed, the duration of the loan, the number of allowable loans and the manner in which the loan must be repaid. (You should always consult your tax adviser and retirement plan fiduciary prior to exercising loan privileges.) Both the amount of the contribution that may be made, and the tax deduction or exclusion that you may claim for such contribution, are limited under Qualified Plans. If this Contract is used with a Qualified Plan, you and the Annuitant must be the same individual. If a joint Annuitant is named, all distributions made while the Annuitant is alive must be made to the Annuitant. Also, if a joint Annuitant is named who is not the Annuitant's spouse, the annuity options which are available may be limited, depending on the difference in their ages. Furthermore, the length of any guarantee period may be limited in some circumstances to satisfy certain minimum distribution requirements under the Code.

        Qualified Contracts are subject to special rules specifying the time at which distributions must begin and the amount that must be distributed each year. In the case of Individual Retirement Annuities, distributions of minimum amounts must generally begin by April 1 of the calendar year following the calendar year in which the owner attains age 70 1/2. An excise tax is imposed for the failure to comply with the minimum distribution requirements. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution. The death benefit under your Contract may affect the amount of the minimum required distribution that must be taken from your Contract.

        A 10% penalty tax may apply to the taxable amount of payments from Qualified Contracts. For Individual Retirement Annuities, the penalty tax does not apply, for example, to a payment:

    .   received after you reach age 59 1/2,

    .   received after your death or because of your disability, or

    .   made as a series of substantially equal periodic payments (at least annually) for your life (or life expectancy) or for the joint lives (or joint life expectancies) of you and your designated beneficiary.

        In addition, the penalty tax does not apply to certain distributions used for qualified first time home purchases or for higher education expenses. Special conditions must be met to qualify for these exceptions. If you wish to take a distribution for these purposes you should consult your tax adviser. Other exceptions may apply.

        Qualified Contracts are amended to conform to plan requirements. However, you are cautioned that the rights of any person to any benefits under Qualified Plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. In addition, we are not bound by terms and conditions of Qualified Plans if they are inconsistent with the Contract.

1. QUALIFIED PLAN TYPES

        We may issue Contracts for the following types of Qualified Plans.

        Individual Retirement Annuities. The Code permits eligible individuals to contribute to an individual retirement annuity known as an "IRA." IRAs limit the amounts contributed, the persons eligible and the time when distributions start. Also, subject to direct rollover and mandatory withholding requirements, distributions from other types of qualified plans generally may be "rolled over" on a tax-deferred basis into an IRA. The Contract may not fund a "Coverdell Education Savings Account" (formerly known as an "Education IRA").

        Simplified Employee Pensions (SEP IRAs). The Code allows employers to establish simplified employee pension plans, using the employees' IRAs. Under these plans the employer may make limited deductible contributions on behalf of the employees to IRAs. Employers and employees intending to use the Contract in connection with these plans should consult a tax adviser.

        SIMPLE IRAs. The Code permits certain small employers to establish "SIMPLE retirement accounts," including SIMPLE IRAs, for their employees. Under SIMPLE IRAs, certain deductible contributions are made by both employees and employers. SIMPLE IRAs are subject to various requirements, including limits on the amounts that may be contributed, the persons who may be eligible, and the time when distributions may commence. Employers and employees intending to use the Contract in connection with these plans should consult a tax adviser.

        Roth IRAs. The Code permits contributions to an IRA known as a "Roth IRA." Roth IRAs differ from other IRAs in certain respects, including:

    .   Roth IRA contributions are never deductible,

    .   "qualified distributions" from a Roth IRA are excludable from income,

    .   mandatory distribution rules do not apply before death,

    . a rollover to a Roth IRA must be a "qualified rollover contribution," under the Code,

    .   special eligibility requirements apply, and

    . contributions to a Roth IRA can be made after the Owner has reached age 70 1/2.

        All or part of an IRA may be converted into a Roth IRA without taking an actual distribution. You may convert by notifying the IRA issuer or trustee. You must be eligible for a qualified rollover contribution to convert an IRA to a Roth IRA. A conversion typically results in the inclusion of some or all of the IRA value in gross income, except that the 10% penalty tax does not apply on the conversion. Persons with adjusted gross incomes in excess of $100,000 or who are married and file a separate return are not eligible to make a qualified rollover contribution or a transfer in a taxable year from a non-Roth IRA to a Roth IRA.

        Any "qualified distribution", as defined in Code Section 408A, from a Roth IRA is excludible from gross income. A qualified distribution includes a distribution made after you reach age 59 1/2, after your death, because of your disability, or made to a first-time homebuyer. A qualified distribution can only be made after the first five tax years after the year for which you (or your spouse) made a contribution to any Roth IRA established for your benefit.

        Tax-Sheltered Annuities. Code Section 403(b) permits public school employees and employees of certain types of charitable, educational and scientific organizations to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude the amount of purchase payments from taxable gross income. These annuity contracts are commonly referred to as "tax-sheltered annuities". If you purchase a Contract for such purposes, you should seek competent advice as to eligibility, limitations on permissible amounts of purchase payments and other tax consequences associated with the Contracts. In particular, you should consider that the Contract provides optional death benefits that in certain circumstances may exceed the greater of the Purchase Payments and the Contract Value (See "8. Guaranteed Minimum Death Benefit" and "9. Earnings Based Death Benefit"). It is possible that such death benefits could be characterized as incidental death benefits. If the death benefit were so characterized, this could result in currently taxable income to you. In addition, there are limitations on the amount of incidental benefits that may be provided under a tax-sheltered annuity.

        Tax-sheltered annuity contracts must contain restrictions on withdrawals of:

            . contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988,

            .   earnings on those contributions, and

            . earnings after December 31, 1988 on amounts attributable to salary reduction contributions held as of 31, 1988.

        These amounts can be paid only if you have reached age 59 1/2, severed employment, died, or becomes disabled (within the meaning of the tax law), or in the case of hardship (within the meaning of the tax law). Amounts permitted to be distributed in the event of hardship are limited to actual contributions; earnings thereon cannot be distributed on account of hardship. Amounts subject to the withdrawal restrictions applicable to Section 403(b)(7) custodial accounts may be subject to more stringent restrictions. (These limitations on withdrawals generally do not apply to the extent you direct us to transfer some or all of the Contract Value to the issuer of another tax-sheltered annuity or into a Section 403(b)(7) custodial account.)

        Deferred Compensation Plans of State and Local Governments and Tax-Exempt Organizations. The Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a Contract purchased by a state or local government or a tax-exempt organization will not be treated as an annuity contract for federal income tax purposes. Those who intend to use the Contracts in connection with such plans should seek competent advice.

2. DIRECT ROLLOVERS

        If the Contract is used with a retirement plan that is qualified under Sections 401(a), 403(a), or 403(b) of the Code or with an eligible government deferred compensation plan that is qualified under Section 457(b), any "eligible rollover distribution" from the Contract will be subject to "direct rollover" and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from such a qualified retirement plan, excluding certain amounts such as:

    .   minimum distributions required under Section 401(a)(9) of the Code, and

    .   certain distributions for life, life expectancy, or for 10 years or more which are part of a "series of substantially equal periodic payments."

        Under these requirements, federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the Contract, discussed below, you cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, you elect to have it directly transferred to certain types of qualified retirement plans. Prior to receiving an eligible rollover distribution, a notice will be provided explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct rollover.

E. FEDERAL INCOME TAX WITHHOLDING

        We withhold and send to the U.S. Government a part of the taxable portion of each distribution unless the payee notifies us before distribution of an available election not to have any amounts withheld. In certain circumstances, we may be required to withhold tax. The withholding rates for the taxable portion of periodic annuity payments are the same as the withholding rates for wage payments. In addition, the withholding rate for the taxable portion of non-periodic payments (including withdrawals prior to the maturity date and conversions of, or rollovers from, non-Roth IRAs to Roth IRAs) is 10%. The withholding rate for eligible rollover distributions is 20%.

                            DISTRIBUTION OF CONTRACTS

        The Contracts are sold by licensed insurance agents in those states where the Contract may be lawfully sold. The agents are also registered representatives of registered broker-dealers who are members of the National Association of Securities Dealers, Inc. Sales commissions may vary, but are not expected to exceed 6.25% of Purchase Payments. In addition to commissions, we may pay additional promotional incentives, in the form of cash or other compensation, to selling broker-dealers. These incentives may be offered to certain licensed broker-dealers that sell or are expected to sell certain minimum amounts during specified time periods. The Contracts are distributed through the principal underwriter for the Separate Account:

                                      Investors Brokerage Services, Inc. ("IBS")
                                      1600 McConnor Parkway
                                      Schaumburg, Illinois 60196-6801

        IBS is our wholly-owned subsidiary. IBS enters into selling group agreements with affiliated and unaffiliated broker-dealers. All of the investment options may not be available to all Owners. The investment options are available only under Contracts that are sold or serviced by broker-dealers having a selling group agreement with IBS authorizing the sale of Contracts with the investment options specified in this Prospectus. Other distributors may sell and service contracts with different contract features, charges and investment options.

                                  VOTING RIGHTS

        Proxy materials in connection with any Fund shareholder meeting are delivered to each Owner with Subaccount interests invested in the Fund as of the record date. Proxy materials include a voting instruction form. We vote all Fund shares proportionately in accordance with instructions received from Owners. We will also vote any Fund shares attributed to amounts we have accumulated in the Subaccounts in the same proportion that Owners vote. A Fund is not required to hold annual shareholders' meetings. Funds hold special meetings as required or deemed desirable for such purposes as electing trustees, changing fundamental policies or approving an investment advisory agreement.

        Owners have voting rights in a Fund or Portfolio based upon the Owner's proportionate interest in the corresponding Subaccount as measured by units. Owners have voting rights before surrender, the Annuity Date or the death of the Annuitant. Thereafter, the payee entitled to receive Variable Annuity payments has voting rights. During the Annuity Period, Annuitants' voting rights decrease as Annuity Units decrease.

                    REPORTS TO CONTRACT OWNERS AND INQUIRIES

        Each calendar quarter we send you a statement showing amounts credited to each Subaccount and to the Fixed Account Option. It also shows the interest rate(s) that we are crediting upon amounts held in the Fixed Account Option. In addition, if you transfer amounts among the investment options or make additional payments, you receive written confirmation of these transactions. We will also send a current statement upon your request. We also send you annual and semi-annual reports for the Funds or Portfolios that underlie the Subaccounts in which you invest and a list of the securities held by that Fund or Portfolio. Read all reports carefully. If you find any errors, please contact us promptly to correct them.

        You will have access to Contract information through the Interactive Voice Response System (IVR) at (888) 477-9700. You will also be able to access your account information from our website at www.zurichlifeus.com.

        You may direct inquiries to the selling agent or may call (888) 477-9700 or write to Federal Kemper Life Assurance Company, Contact Center, 1600 McConnor Parkway, Schaumburg, Illinois 60196-6801.

                              DOLLAR COST AVERAGING

        Under our Dollar Cost Averaging program, a predesignated portion of any Subaccount or the Fixed Account is automatically transferred on a monthly, quarterly, semi-annual or annual basis for a specified duration to other Subaccounts and the Fixed Account.

        The theory of a DCA program is that by investing at regular and level increments over time, you will be able to purchase more Accumulation Units when the Accumulation Unit value is relatively low and less Accumulation units when the Accumulation Unit value is relatively high. DCA generally helps reduce the risk of purchasing Accumulation Units when market prices are high and selling when market prices are low. However, participation in the DCA program does not assure you of greater profit from your purchases under the program, nor will it prevent or necessarily reduce losses in a declining market. Moreover, while we refer to this program of periodic transfers generally as Dollar Cost Averaging, periodic transfers from a Subaccount (other than a Subaccount which maintains a stable net asset value), are less likely to produce the desired effect of the DCA program and may have the effect of reducing the average price of the Subaccount shares being redeemed.

        The Owner may select any day of the month except for the 29th, 30th or 31st for the DCA transfers to occur. The Dollar Cost Averaging program is available only during the Accumulation Period. You may enroll any time by completing our Dollar Cost Averaging form. We must receive the enrollment form at least five business days before the transfer date.

        The minimum transfer amount is $100 per Subaccount or Fixed Account. At the time Dollar Cost Averaging is elected, the total Contract Value in the Subaccount or Fixed Account from which transfers will be made must be at least equal to the amount designated to be transferred on each transfer date times the duration selected.

        Dollar Cost Averaging ends if:

    .   the number of designated monthly transfers has been completed,

    .   Contract Value in the transferring account is insufficient to complete the next transfer; the remaining amount is transferred,

    .   we receive your written termination at least five business days before the next transfer date, or

    .   the Contract is surrendered or annuitized.

        If the Fixed Account balance is at least $10,000, you may elect automatic monthly or calendar quarter transfers of interest accrued in the Fixed Account to one or more of the Subaccounts. Transfers are made within five business days of the end of the month or calendar quarter, as applicable. We must receive the enrollment form at least ten days before the end of the month or calendar quarter, as applicable.

                           SYSTEMATIC WITHDRAWAL PLAN

        We offer a Systematic Withdrawal Plan ("SWP") allowing you to preauthorize periodic withdrawals during the Accumulation Period. You instruct us to withdraw selected amounts from the Fixed Account or from any of the Subaccounts on a monthly, quarterly, semi-annual or annual basis. The SWP is available when you request a minimum $100 periodic payment. If the amounts distributed under the SWP exceed the free withdrawal amount, the Withdrawal Charge is applied on any amounts exceeding the free withdrawal amount. Withdrawals taken under the SWP may be subject to the 10% tax penalty on early withdrawals and to income taxes and withholding. If you are interested in SWP, you may obtain an application and information concerning this program and its restrictions from us or your agent. We give thirty days' notice if we amend the SWP. The SWP may be terminated at any time by you or us.

                            ASSET ALLOCATION SERVICE

        You may elect, where available, to enter into a separate investment advisory service agreement with our affiliate, PMG Asset Management, Inc. ("PMG"). PMG is registered as an investment adviser with the SEC. For a fee, PMG provides a discretionary asset allocation service under its Managed Investment Advisory Account ("MIAA") which is fully described in a separate disclosure statement. Under an agreement with PMG, Ibbotson Associates, Inc. ("Ibbotson") performs certain functions for the MIAA program. Ibbotson is an unaffiliated registered investment adviser. MIAA is not available in all states or through all distributors.

A. SUMMARY OF THE SERVICE PROVIDED.

        Under MIAA, your Contract Value is allocated among certain Subaccounts. PMG selects the appropriate allocation model based on your financial objectives and risk tolerance, utilizing Ibbotson's proprietary analysis of the Subaccounts and the underlying Funds. PMG then periodically transfers Contract Value between the Subaccounts in accordance with your selected allocation model. Currently, the Fixed Account is not included in the MIAA program, but we reserve the right to add it to the program in the future.

B. MIAA CHARGES.

        PMG's current annual charge for the optional MIAA program is one-half of one percent (0.50%) of the Contract Value allocated under the MIAA program. The annual charge may be increased for new Contracts up to a maximum of one percent (1.00%). If the MIAA expense charge is increased, the higher charge will be applicable only to Contracts purchased on or after the effective date of the higher MIAA expense charge. The MIAA expense charge is paid by quarterly withdrawals from your Contract Value. The quarterly MIAA expense charge with respect to the amount in each Subaccount covered by the MIAA program equals the average daily number of units in that Subaccount covered by the MIAA program, multiplied by the ending unit value for that Subaccount plus amounts in the Fixed Account covered by the MIAA program, and multiplied by 0.125%. You will also be charged an MIAA initial set up fee ("Set Up Fee") of $30.00.

C. TAX TREATMENT OF FEES AND CHARGES.

        This discussion is not exhaustive and is not intended as tax advice. A qualified tax adviser should always be consulted in the application of the law to individual circumstances.

        For Qualified Contracts, the MIAA expense charge and Set Up Fee will not be treated as taxable distributions. For Non-Qualified Contracts, payments of the MIAA expense charge and Set Up Fee are treated as a taxable event. This means the MIAA expense charge and Set Up Fee are taxable distributions to you and may subject you to an additional 10% tax penalty.

D. RISKS TO YOU.

        When you elect the MIAA program, you understand that:

    .   all investments involve risk, the amount of which may vary significantly,

    .   performance cannot be predicted or guaranteed, and

    .   the value of your allocations in the Subaccounts will fluctuate due to market conditions and other factors.

        PMG has not authorized anyone to make any guarantee, either written or oral, that your investment objectives will be met.

        PMG seeks to perform services in a professional manner. However, except for negligence, malfeasance, or violations of applicable law, PMG and its officers, directors, agents and employees are not liable for any action performed or omitted to be performed or for any errors of judgment in your asset allocation or in transferring your Contract Value. The federal securities laws impose liabilities under certain circumstances on persons who act in good faith and, therefore, nothing herein in any way constitutes a waiver or limitation on any rights that you may have under federal securities laws.

E. TERMINATION.

        You may terminate your participation in the MIAA program at any time by contacting us. If you terminate within 5 business days of enrolling in the MIAA program, you will not be charged any MIAA expense charge or Set Up Fee. Otherwise, you will be charged any unpaid MIAA expense charge for the period before your termination, and your Set Up Fee will not be refunded. PMG reserves the right, however, to waive the collection of any unpaid MIAA expense charge upon termination.

F. CONFLICTS OF INTEREST.

        The MIAA program is marketed directly by officers of PMG and through solicitors who recommend the MIAA program, but who have no discretionary investment authority. The PMG solicitor is a registered representative with a broker-dealer registered under the Securities Exchange Act of 1934. As such, the PMG solicitor may receive or may have received commissions for your purchase of your Contract. PMG solicitors may also receive a portion of the MIAA expense charge (See "MIAA Charges") as compensation. You will be charged the same fees for the MIAA program whether or not a PMG solicitor is involved. Since the PMG solicitor may receive commissions for the purchase of your Contract and may receive a portion of the MIAA Expense charged to your Contract, there is a potential for a conflict of interest.

                                LEGAL PROCEEDINGS

        There are no material legal proceedings pending to which the Separate Account, FKLA or IBS is a party.

              TABLE OF CONTENTS-STATEMENT OF ADDITIONAL INFORMATION

        The Statement of Additional Information, Table of Contents is: Services to the Separate Account; Performance Information of Subaccounts; State Regulation; Condensed Financial Information; Experts; Financial Statements; Report of Independent Accountants; Financial Statements of KILCO; Appendix A State Premium Tax Chart; and Appendix B Condensed Financial Information. The Statement of Additional Information should be read in conjunction with this Prospectus.

                                    APPENDIX

 FEDERAL KEMPER LIFE ASSURANCE COMPANY DEFERRED FIXED AND VARIABLE ANNUITY IRA,
                  ROTH IRA AND SIMPLE IRA DISCLOSURE STATEMENT

        This Disclosure Statement describes the statutory and regulatory provisions applicable to the operation of traditional Individual Retirement Annuities (IRAs), Roth Individual Retirement Annuities (Roth IRAs) and Simple Individual Retirement Annuities (SIMPLE IRAs). Internal Revenue Service regulations require that this be given to each person desiring to establish an IRA, Roth IRA or a SIMPLE IRA. Except where otherwise indicated, IRA discussion includes Simplified Employee Pension IRAs (SEP IRA). Further information can be obtained from Federal Kemper LifeAssurance Company and from any district office of the Internal Revenue Service.

A. REVOCATION

        Within 7 days of the date you signed your enrollment application, you may revoke the Contract and receive back 100% of your money. To do so, write Federal Kemper Life Assurance Company, 1600 McConnor Parkway, Schaumburg, Illinois, 60196-6801, or call (888) 477-9700.

B. STATUTORY REQUIREMENTS

        This Contract is intended to meet the requirements of Section 408(b) of the Internal Revenue Code (Code), Section 408A of the Code for use as a Roth IRA, or of Section 408(p) of the Code for use as a SIMPLE IRA, whichever is applicable. The Contract has not been approved as to form for use as an IRA, Roth IRA or a SIMPLE IRA by the Internal Revenue Service. Such approval by the Internal Revenue Service is a determination only as to form of the Contract, and does not represent a determination on the merits of the Contract.

        1. The amount in your IRA, Roth IRA, and SIMPLE IRA, whichever is applicable, must be fully vested at all times and the entire interest of the owner must be nonforfeitable.

        2.  The Contract must be nontransferable by the owner.

        3.  The Contract must have flexible premiums.

        4. For IRAs and SIMPLE IRAs, you must start receiving distributions on or before April 1 of the year following the year in which you reach age 70 1/2 (the required beginning date) (see "Required Distributions"). However, Section 401(a)(9)(A) of the Code (relating to minimum distributions required to commence at age 70 1/2), and the incidental death benefit requirements of Section 401(a) of the Code, do not apply to Roth IRAs.

        If you die before your entire interest in your Contract is distributed, unless otherwise permitted under applicable law, any remaining interest in the Contract must be distributed to your beneficiary by December 31 of the calendar year containing the fifth anniversary of your death; except that: (1) if the interest is payable to an individual who is your designated beneficiary (within the meaning of Section 401(a)(9) of the Code), the designated beneficiary may elect to receive the entire interest over his or her life, or over a period certain not extending beyond his or her life expectancy, commencing on or before December 31 of the calendar year immediately following the calendar year in which you die; and (2) if the sole designated beneficiary is your spouse, the Contract will be treated as his or her own IRA, or, where applicable, Roth IRA.

        5. Except in the case of a rollover contribution or a direct transfer (see "Rollovers and Direct Transfers"), or a contribution made in accordance with the terms of a Simplified Employee Pension (SEP), all contributions to an IRA, Roth and SIMPLE IRA must be cash contributions which do not exceed certain limits.

        6. The Contract must be for the exclusive benefit of you and your beneficiaries.

C. ROLLOVERS AND DIRECT TRANSFERS FOR IRAS AND SIMPLE IRAS

        1. A rollover is a tax-free transfer from one retirement program to another that you cannot deduct on your tax return. There are two kinds of tax-free rollover payments to an IRA. In one, you transfer amounts from another IRA. With the other, you transfer amounts from a qualified plan under Section 401(a) of the Code, a qualified annuity under Section 403(a) of the Code, a tax-sheltered annuity or custodial account under Section 403(b) of the Code, or a governmental plan under Section 457(b) of the Code (collectively referred to as "qualified employee benefit plans"). Tax-free rollovers can be made from a SIMPLE IRA or to a SIMPLE Individual Retirement Account under Section 408(p) of the Code. An individual can make a tax-free rollover to an IRA from a SIMPLE IRA, or vice-versa, after a two-year period has expired since the individual first participated in a SIMPLE plan.

        2. You must complete the transfer by the 60th day after the day you receive the distribution from your IRA or other qualified employee benefit plan or SIMPLE IRA. The failure to satisfy this 60-day requirement may be waived by the Internal Revenue Service in certain circumstances.

        3. A rollover distribution may be made to you only once a year. The one-year period begins on the date you receive the rollover distribution, not on the date you roll it over (reinvest it).

        4. A trustee-to-trustee transfer to an IRA of funds in an IRA from one trustee or insurance company to another is not a rollover. It is a transfer that is not affected by the one-year waiting period.

        5. All or a part of the premium for this Contract used as an IRA may be paid from a rollover from an IRA or qualified employee benefit plan or from a trustee-to-trustee transfer from another IRA. All or part of the premium for this Contract used as a SIMPLE IRA may be paid from a rollover from a SIMPLE Individual Retirement Account or, to the extent permitted by law, from a direct transfer from a SIMPLE IRA.

        6. A distribution that is eligible for rollover treatment from a qualified employee benefit plan will be subject to twenty percent (20%) withholding by the Internal Revenue Service even if you roll the distribution over within the 60-day rollover period. One way to avoid this withholding is to make the distribution as a direct transfer to the IRA trustee or insurance company.

D. CONTRIBUTION LIMITS AND ALLOWANCE OF DEDUCTION FOR IRAS

        1. In general, the amount you can contribute each year to an IRA is the lesser of (1) 100% of your compensation, or (2) the maximum annual contributions under Section 219(b) of the Code, including "catch-up" contributions for certain individuals age 50 and older. The maximum annual contribution limit for IRA contributions is equal to $3,000 for 2002 through 2004, $4,000 for 2005 through 2007, and $5,000 for 2008. After 2008, the limit is indexed annually in $500 increments, except as otherwise provided by law. An individual who has attained age 50 may make additional "catch-up" IRA contributions. The maximum annual contribution limit for the individual is increased by $500 for 2002 through 2005, and $1,000 for 2006 and thereafter, except as otherwise provided by law. If you have more than one IRA, the limit applies to the total contributions made to your own IRAs for the year. Generally, if you work the amount that you earn is compensation. Wages, salaries, tips, professional fees, bonuses and other amounts you receive for providing personal services are compensation. If you own and operate your own business as a sole proprietor, your net earnings reduced by your deductible contributions on your behalf to self-employed retirement plans are compensation. If you are an active partner in a partnership and provide services to the partnership, your share of partnership income reduced by deductible contributions made on your behalf to qualified retirement plans is compensation. All taxable alimony and separate maintenance payments received under a decree of divorce or separate maintenance is compensation.

        2. In the case of a married couple filing a joint return, up to the maximum annual contribution can be contributed to each spouse's IRA, even if one spouse has little or no compensation. This means that the total combined contributions that can be made to both IRAs can be as much as $6,000 for the year.

        3. In the case of a married couple with unequal compensation who file a joint return, the limit on the deductible contributions to the IRA of the spouse with less compensation is the smaller of:

                a.  The maximum annual contribution, or

                b. The total compensation of both spouses, reduced by any deduction allowed for contributions to IRAs of the spouse with more compensation.

        The deduction for contributions to both spouses' IRAs may be further limited if either spouse is covered by an employer retirement plan.

        4. If either you or your spouse is an active participants in an employer-sponsored plan and have a certain level of income, the amount of the contribution to your IRA that is deductible is phased out, and in some cases eliminated. If you are an active participant in an employer-sponsored plan, the deductibility of your IRA contribution will be phased out, depending on your adjusted gross income, or combined adjusted gross income in the case of a joint tax return, as follows:

                                  JOINT RETURNS

TAXABLE YEAR BEGINNING IN:                                PHASE-OUT RANGE
----------------------------------------           -----------------------------
2003                                                    $   60,000-$  70,000
2004                                                    $   65,000-$  75,000
2005                                                    $   70,000-$  80,000
2006                                                    $   75,000-$  85,000
2007 and thereafter                                     $    80,000-$100,000

                                SINGLE TAXPAYERS

TAXABLE YEAR BEGINNING IN:                                PHASE-OUT RANGE
---------------------------------------            -----------------------------
2003                                                    $     40,000-$50,000
2004                                                    $     45,000-$55,000
2005 and thereafter                                     $     50,000-$60,000

        The phase-out range for married individuals filing separately is $0--$10,000. If you file a joint tax return and are not an active participant in an employer sponsored plan, but your spouse is, the amount of the deductible IRA contribution is phased out for adjusted gross income between $150,000 and $160,000.

        5. Contributions to your IRA for a year can be made at any time up to April 15 of the following year. If you make the contribution between January 1 and April 15, however, you may elect to treat the contribution as made either in that year or in the preceding year. You may file a tax return claiming a deduction for your IRA contribution before the contribution is actually made. You must, however, make the contribution by the due date of your return not including extensions.

        6. You cannot make a contribution other than a rollover or transfer contribution to your IRA for the year in which you reach age 70 1/2 or thereafter.

E. SEP IRAS

        1. SEP IRA rules concerning eligibility and contributions are governed by Code Section 408(k). The maximum deductible contribution for a SEP IRA is the lesser of $40,000 (indexed for cost-of-living increases beginning after 2002) or 25% of compensation.

        2. A SEP must be established and maintained by an employer (corporation, partnership, sole proprietor).

F. SIMPLE IRAS

        1. A SIMPLE IRA must be established with your employer using a qualified salary reduction agreement.

        2. You may elect to have your employer contribute to your SIMPLE IRA, under a qualified salary reduction agreement, an amount (expressed as a percentage of your compensation) not to exceed $8,000 for 2003, $9,000 for 2004, and $10,000 for 2005. After 2005, the limit is indexed annually, except as otherwise provided by law. In addition to these employee elective contributions, your employer is required to make each year either (1) a matching contribution equal to up to 3 percent, and not less than 1 percent, of your SIMPLE IRA contribution for the year, or (2) a non-elective contribution equal to 2 percent of your compensation for the year (up to $200,000 of compensation, as adjusted for inflation). No other contributions may be made to a SIMPLE IRA.

        3. Employee elective contributions and employer contributions (i.e., matching contributions and nonelective contributions) to your SIMPLE IRA are excluded from your gross income.

        4. To the extent an individual with a SIMPLE IRA is no longer participating in a SIMPLE plan (e.g., the individual has terminated employment), and two years have passed since the individual first participated in the plan, the individual may treat the SIMPLE IRA as an IRA.

G. TAX STATUS OF THE CONTRACT AND DISTRIBUTIONS FOR IRAS AND SIMPLE IRAS

        1. Earnings of your IRA annuity contract are not taxed until they are distributed to you.

        2. In general, taxable distributions are included in your gross income in the year you receive them.

        3. Distributions under your IRA are non-taxable to the extent they represent a return of non-deductible contributions (if any). The non-taxable percentage of a distribution is determined generally by dividing your total undistributed, non-deductible IRA contributions by the value of all your IRAs (including SEPs and rollovers).

        4. You cannot choose the special five-year or ten-year averaging that may apply to lump sum distributions from qualified employer plans.

H. REQUIRED DISTRIBUTIONS FOR IRAS AND SIMPLE IRAS

        You must start receiving minimum distributions required under the Contract and Section 401(a)(9) of the Code from your IRA and SIMPLE IRA starting with the year you reach age 70 1/2 (your 70 1/2 year). Ordinarily, the required minimum distribution for a particular year must be received by December 31 of that year. However, you may delay the required minimum distribution for the year you reach age 70 1/2 until April 1 of the following year (i.e., the required beginning date).

        Annuity payments which begin by April 1 of the year following your 70 1/2 year satisfy the minimum distribution requirement if they provide for non-increasing payments over your life or the lives of you and your designated beneficiary (within the meaning of Section 401(a)(9) of the Code), provided that, if installments are guaranteed, the guaranty period does not exceed the applicable life or joint expectancy.

        The applicable life expectancy is your remaining life expectancy or the remaining joint life and last survivor expectancy of you and your designated beneficiary, determined as set forth in applicable federal income tax regulations.

        If you have more than one IRA, you must determine the required minimum distribution separately for each IRA; however, you can take the actual distributions of these amounts from any one or more of your IRAs.

        If the actual distribution from your Contract is less than the minimum amount that should be distributed in accordance with the minimum distribution requirements mentioned above, the difference generally is an excess accumulation. There is a 50% excise tax on any excess accumulations. If the excess accumulation is due to reasonable error, and you have taken (or are taking) steps to remedy the insufficient distribution, you can request that this 50% excise tax be excused by filing with your tax return an IRS Form 5329, together with a letter of explanation and the excise tax payment.

I. ROTH IRAS

        1. If your Contract is a special type of individual retirement plan known as a Roth IRA, it will be administered in accordance with the requirements of section 408A of the Code. Roth IRAs are treated the same as other IRAs, except as described here.

        2. We will apply to the IRS for opinion letters approving annuities as Roth IRAs. Such approval will be a determination only as to the form of the annuity, and will not represent a determination of the merits of the annuity.

        3. If your Contract is a Roth IRA, we will send you a Roth IRA endorsement to be attached to, and to amend, your Contract after we obtain approval of the endorsement from the IRS and your state insurance department. The Company reserves the right to amend the Contract as necessary or advisable from time to time to comply with future changes in the Internal Revenue Code, regulations or other requirements imposed by the IRS to obtain or maintain its approval of the annuity as a Roth IRA.

        4. Earnings in your Roth IRA are not taxed until they are distributed to you, and will not be taxed if they are paid as a "qualified distribution," as described to you in section L, below.

J. ELIGIBILITY AND CONTRIBUTIONS FOR ROTH IRAS

        1. Generally, you are eligible to establish or make a contribution to your Roth IRA only if you meet certain income limits. No deduction is allowed for contributions to your Roth IRA. Contributions to your Roth IRA may be made even after you attain age 70 1/2.

        2. The maximum aggregate amount of contributions for any taxable year to all IRAs, including all Roth IRAs, maintained for your benefit (the "contribution limit") generally is the lesser of (1) 100% of your compensation, or (2) the maximum annual contributions under Section 219(b) of the Code, including "catch-up" contributions for certain individuals age 50 and older (as discussed in section D, above).

        The contribution limit for any taxable year is reduced (but not below zero) by the amount which bears the same ratio to such amount as:

            (a) the excess of (i) your adjusted gross income for the taxable year, over (ii) the "applicable dollar amount," bears to

            (b) $15,000 (or $10,000 if you are married).

        For this purpose, "adjusted gross income" is determined under the Code and (1) excludes any amount included in gross income as a result of any rollover from, transfer from, or conversion of an IRA to a Roth IRA, and (2) is reduced by any deductible IRA contribution. In addition, the "applicable dollar amount" is equal to $150,000 for a married individual filing a joint return, $0 for a married individual filing a separate return, and $95,000 for any other individual.

        A "qualified rollover contribution" (discussed in section K, below), and a non-taxable transfer from another Roth IRA, are not taken into account for purposes of determining the contribution limit.

K. ROLLOVERS, TRANSFERS AND CONVERSIONS TO ROTH IRAS

        1. Rollovers and Transfers--A rollover may be made to a Roth IRA only if it is a "qualified rollover contribution." A "qualified rollover contribution" is a rollover to a Roth IRA from another Roth IRA or from an IRA, but only if such rollover contribution also meets the rollover requirements for IRAs under Section 408(d)(3). In addition, a transfer may be made to a Roth IRA directly from another Roth IRA or from an IRA.

        You may not make a qualified rollover contribution or transfer in a taxable year from an IRA to a Roth IRA if (a) your adjusted gross income for the taxable year exceeds $100,000 or (b) you are married and file a separate return.

        The rollover requirements of Section 408(d)(3) are complex and should be carefully considered before you make a rollover. One of the requirements is that the amount received be paid into another IRA (or Roth IRA) within 60 days after receipt of the distribution. The failure to satisfy this 60-day requirement may be waived by the Internal Revenue Service in certain circumstances. In addition, a rollover contribution from a Roth IRA may be made by you only once a year. The one-year period begins on the date you receive the Roth IRA distribution, not on the date you roll it over (reinvest it) into another Roth IRA. If you withdraw assets from a Roth IRA, you may roll over part of the withdrawal tax free into another Roth IRA and keep the rest of it. A portion of the amount you keep may be included in your gross income.

        2. Taxation of Rollovers and Transfers to Roth IRAs--A qualified rollover contribution or transfer from a Roth IRA maintained for your benefit to another Roth IRA maintained for your benefit which meets the rollover requirements for IRAs under Section 408(d)(3) is tax-free.

        In the case of a qualified rollover contribution or a transfer from an IRA maintained for your benefit to a Roth IRA maintained for your benefit, any portion of the amount rolled over or transferred which would be includible in your gross income were it not part of a qualified rollover contribution or a nontaxable transfer will be includible in your gross income. However, Code
Section 72(t) (relating to the 10 percent penalty tax on premature distributions) will not apply. If such a rollover or transfer occurred before January 1, 1999, any portion of the amount rolled over or transferred which is required to be included in gross income will be so included ratably over the 4-taxable year period beginning with the taxable year in which the rollover or transfer is made.

        3. Transfers of Excess IRA Contributions to Roth IRAs--If, before the due date of your federal income tax return for any taxable year (not including extensions), you transfer, from an IRA, contributions for such taxable year (and earnings thereon) to a Roth IRA, such amounts will not be includible in gross income to the extent that no deduction was allowed with respect to such amount.

        4. Taxation of Conversions of IRAs to Roth IRAs--All or part of amounts in an IRA maintained for your benefit may be converted into a Roth IRA maintained for your benefit. The conversion of an IRA to a Roth IRA is treated as special type of qualified rollover contribution. Hence, you must be eligible to make a qualified rollover contribution in order to convert an IRA to a Roth IRA. A conversion typically will result in the inclusion of some or all of your IRA's value in gross income, as described above.

        A conversion of an IRA to a Roth IRA can be made without taking an actual distribution from your IRA. For example, an individual may make a conversion by notifying the IRA issuer or trustee, whichever is applicable.

        Under some circumstances, it might not be advisable to rollover, transfer, or convert all or part of an IRA to a Roth IRA. Whether you should do so will depend on your particular facts and circumstances, including, but not limited to, such factors as whether you qualify to make such a rollover, transfer, or conversion, your financial situation, age, current and future income needs, years to retirement, current and future tax rates, your ability and desire to pay current income taxes with respect to amounts rolled over, transferred, or converted, and whether such taxes might need to be paid with withdrawals from your Roth IRA (see discussion below of "Nonqualified Distributions"). You should consult a qualified tax adviser before rolling over, transferring, or converting all or part of an IRA to a Roth IRA.

        5. Separate Roth IRAs--Due to the complexity of, and proposed changes to, the tax law, it may be advantageous to maintain amounts rolled over, transferred, or converted from an IRA in separate Roth IRAs from those containing regular Roth IRA contributions. For the same reason, you should consider maintaining a separate Roth IRA for each amount rolled over, transferred, or converted from an IRA. These considerations should be balanced against the additional costs you may incur from maintaining multiple Roth IRAs. You should consult your tax adviser if you intend to contribute rollover, transfer, or conversion amounts to your Contract, or if you intend to roll over or transfer amounts from your Contract to another Roth IRA maintained for your benefit.

L. INCOME TAX CONSEQUENCES OF ROTH IRAS

        1. Qualified Distributions--Any "qualified distribution" from a Roth IRA is excludible from gross income. A "qualified distribution" is a payment or distribution which satisfies two requirements. First, the payment or distribution must be (a) made after you attain 59 1/2, (b) made after your death, (c) attributable to your being disabled, or (d) a "qualified special purpose distribution" (i.e., a qualified first-time homebuyer distribution under the Code). Second, the payment or distribution must be made in a taxable year that is at least five years after (1) the first taxable year for which a contribution was made to any Roth IRA established for you, or (2) in the case of a rollover from, or a conversion of, an IRA to a Roth IRA, the taxable year in which the rollover or conversion was made if the payment or distribution is allocable (as determined in the manner set forth in guidance issued by the IRS) to the rollover contribution or conversion (or to income allocable thereto).

        2. Nonqualified Distributions--A distribution from a Roth IRA which is not a qualified distribution is taxed under Code Section 72 (relating to annuities), except that such distribution is treated as made first from contributions to the Roth IRA to the extent that such distribution, when added to all previous distributions from the Roth IRA, does not exceed the aggregate amount of contributions to the Roth IRA. For purposes of determining the amount taxed, (a) all Roth IRAs established for you will be treated as one contract,
(b) all distributions during any taxable year from Roth IRAs established for you will be treated as one distribution, and (c) the value of the contract, income on the contract, and investment in the contract, if applicable, will be computed as of the close of the calendar year in which the taxable year begins.

        An additional tax of 10% is imposed on nonqualified distributions (including amounts deemed distributed as the result of a prohibited loan or use of your Roth IRA as security for a loan) made before the benefited individual has attained age 59 1/2, unless one of the exceptions discussed in Section N applies.

M. TAX ON EXCESS CONTRIBUTIONS

        1. You must pay a 6% excise tax each year on excess contributions that remain in your Contract. Generally, an excess contribution is the amount contributed to your Contract that is more than you can contribute. The excess is taxed for the year of the excess contribution and for each year after that until you correct it.

        2. You will not have to pay the 6% excise tax if you withdraw the excess amount by the date your tax return is due including extensions for the year of the contribution. You do not have to include in your gross income an excess contribution that you withdraw from your Contract before your tax return is due if the income earned on the excess was also withdrawn and no deduction was allowed for the excess contribution. You must include in your gross income the income earned on the excess contribution.

N. TAX ON PREMATURE DISTRIBUTIONS

        There is an additional tax on premature distributions from your IRA, Roth IRA, or SIMPLE IRA, equal to 10% of the taxable amount. For premature distributions from a SIMPLE IRA made within the first 2 years you participate in a SIMPLE plan, the additional tax is equal to 25% of the amount of the premature distribution that must be included in gross income. Premature distributions are generally amounts you withdraw before you are age 59 1/2. However, the tax on premature distributions does not apply generally:

        1. To amounts that are rolled over or transferred tax free;

        2. To a distribution which is made on or after your death, or on account of you being disabled within the meaning of Code Section 72(m)(7);

        3. To a distribution which is part of a series of substantially equal periodic payments (made at least annually) over your life or your life expectancy or the joint life or joint life expectancy of you and your beneficiary; or

        4. To a distribution which is used for qualified first-time homebuyer expenses, qualified higher education expenses, certain medical expenses, or by an unemployed individual to pay health insurance premiums.

O. EXCISE TAX REPORTING

        Use Form 5329, Additional Taxes Attributable to Qualified Retirement Plans (Including IRAs), Annuities, and Modified Endowment Contracts, to report the excise taxes on excess contributions, premature distributions, and excess accumulations. If you do not owe any IRA, SIMPLE IRA or Roth IRA excise taxes, you do not need Form 5329. Further information can be obtained from any district office of the Internal Revenue Service.

P. BORROWING

        If you borrow money against your Contract or use it as security for a loan, the Contract will lose its classification as an IRA, Roth IRA, or SIMPLE IRA, whichever is applicable, and you must include in gross income the fair market value of the Contract as of the first day of your tax year. In addition, you may be subject to the tax on premature distributions described above. (Note:
This Contract does not allow borrowings against it, nor may it be assigned or pledged as collateral for a loan.) Q. Reporting We will provide you with any reports required by the Internal Revenue Service.

R. ESTATE TAX

        Generally, the value of your IRA, including your Roth IRA, is included in your gross estate for federal estate tax purposes.

S. FINANCIAL DISCLOSURE

        1. If contributions to the Contract are made by other than rollover contributions and direct transfers, the following information based on the charts shown on the next pages, which assumes you were to make a level contribution to the fixed account at the beginning of each year of $1,000 must be completed prior to your signing the enrollment application.

  End of         Lump Sum Termination        At       Lump Sum Termination
   Year           Value of Contract*        Age        Value of Contract*
----------      ----------------------     -----     ----------------------
         1                                   60
         2                                   65
         3                                   70
         4
         5

----------
* Includes applicable withdrawal charges as described in Item T below.

        2. If contributions to the Contract are made by rollover contributions and/or direct transfers, the following information, based on the charts shown on the next page, and all of which assumes you make one contribution to the fixed account of $1,000 at the beginning of this year, must be completed prior to your signing the enrollment application.

  End of         Lump Sum Termination        At       Lump Sum Termination
   Year           Value of Contract*        Age        Value of Contract*
----------      ----------------------     -----     ----------------------
         1                                   60
         2                                   65
         3                                   70
         4
         5

----------
* Includes applicable withdrawal charges as described in Item T below.

T. FINANCIAL DISCLOSURE FOR THE SEPARATE ACCOUNT (VARIABLE ACCOUNT)

        1. If on the enrollment application you indicated an allocation to a Subaccount, this Contract will be assessed a daily charge of an amount which will equal an aggregate of 1.30% per annum for Periodic Payment Contracts.

        2. A maximum annual records maintenance charge of $30.00 will be assessed ratably each quarter against the Separate Account value, if you have participated in a Subaccount during the year.

        3. Withdrawal (early annuitization) charges will be assessed based on the years elapsed since the purchase payments (in a given contract year) were received by FKLA; under 1 year, 6%; over 1 to 2 years, 5%; over 2 to 3 years, 4%; over 3 to 4 years, 3%; over 4 to 5 years, 2%; over 5 to 6 years, 1%; 6th year and thereafter, 0%.

        4. The method used to compute and allocate the annual earnings is contained in the Prospectus under the heading "Accumulation Unit Value."

        5. The growth in value of your Contract is neither guaranteed nor projected but is based on the investment experience of the Separate Account.

        GUARANTEED LUMP SUM TERMINATION OF DEFERRED FIXED AND VARIABLE ANNUITY COMPLETELY ALLOCATED TO THE FIXED ACCOUNT WITH 3% GUARANTEED EACH YEAR. (TERMINATION VALUES ARE BASED ON $1,000 ANNUAL CONTRIBUTIONS AT THE BEGINNING OF EACH YEAR.)

 End of    Termination     End of    Termination     End of    Termination     End of    Termination
  Year       Values*        Year       Values*        Year       Values*        Year       Values*
--------   ------------   --------   ------------   --------   ------------   --------   ------------
       1   $      1,000         14   $     17,371         27   $     41,703         40   $     77,436
       2          2,000         15         18,929         28         43,991         41         80,796
       3          3,038         16         20,534         29         46,348         42         84,256
       4          4,130         17         22,187         30         48,775         43         87,821
       5          5,264         18         23,889         31         51,275         44         91,492
       6          6,442         19         25,643         32         53,850         45         95,274
       7          7,665         20         27,449         33         56,503         46         99,169
       8          8,932         21         29,309         34         59,235         47        103,181
       9         10,236         22         31,225         35         62,048         48        107,313
      10         11,580         23         33,199         36         64,947         49        111,569
      11         12,965         24         35,232         37         67,932         50        115,953
      12         14,390         25         37,326         38         71,007
      13         15,859         26         39,482         39         74,174

----------
* Includes applicable withdrawal charges.

        GUARANTEED LUMP SUM TERMINATION OF DEFERRED FIXED AND VARIABLE ANNUITY COMPLETELY ALLOCATED TO THE FIXED ACCOUNT WITH 3% GUARANTEED EACH YEAR. (TERMINATION VALUES ARE BASED ON $1,000 SINGLE PREMIUM.)

 End of    Termination     End of    Termination     End of    Termination     End of    Termination
  Year       Values*        Year       Values*        Year       Values*        Year       Values*
--------   ------------   --------   ------------   --------   ------------   --------   ------------
       1   $      1,000         14   $      1,513         27   $      2,221         40   $      3,262
       2          1,013         15          1,558         28          2,288         41          3,360
       3          1,053         16          1,605         29          2,357         42          3,461
       4          1,095         17          1,653         30          2,427         43          3,565
       5          1,138         18          1,702         31          2,500         44          3,671
       6          1,183         19          1,754         32          2,575         45          3,782
       7          1,230         20          1,806         33          2,652         46          3,895
       8          1,267         21          1,860         34          2,732         47          4,012
       9          1,305         22          1,916         35          2,814         48          4,132
      10          1,344         23          1,974         36          2,898         49          4,256
      11          1,384         24          2,033         37          2,985         50          4,384
      12          1,426         25          2,094         38          3,075
      13          1,469         26          2,157         39          3,167

----------
* Includes applicable withdrawal charges.

                       STATEMENT OF ADDITIONAL INFORMATION

                                 ____ ___, 2003

                                PERIODIC PAYMENT
                           VARIABLE ANNUITY CONTRACTS

                                  ADVANTAGE III

                                    Issued By

                      FEDERAL KEMPER LIFE ASSURANCE COMPANY

                               in Connection With

                     FKLA VARIABLE ANNUITY SEPARATE ACCOUNT

                 HOME OFFICE: 1600 McConnor Parkway, Schaumburg,
                       Illinois 60196-6801 (847) 874-4000

This Statement of Additional Information is not a prospectus. This Statement of Additional Information should be read in conjunction with the Prospectus of the Separate Account dated _________ _____, 2003. The Prospectus may be obtained from Federal Kemper Life Assurance Company by writing or calling the address or telephone number listed above.

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Services to the Separate Account...........................................
Performance Information of Subaccounts and Tax Deferred Accumulation
Table......................................................................
State Regulation...........................................................
Condensed Financial Information............................................
Experts....................................................................
Financial Statements.......................................................
Report of Independent Accountants..........................................
Financial Statements of FKLA...............................................
Appendix A State Premium Tax Chart.........................................

                        SERVICES TO THE SEPARATE ACCOUNT
                          [To be updated by amendment]

Federal Kemper Life Assurance Company("FKLA") maintains the books and records of the FKLA Variable Annuity Separate Account (the "Separate Account"). FKLA holds the assets of the Separate Account. The assets are kept segregated and held separate and apart from the general funds of FKLA. FKLA maintains records of all purchases and redemptions of shares of each Fund by each of the Subaccounts. All expenses incurred in the operations of the Separate Account, except the charge for mortality and expense risk and administrative expenses, and records maintenance charge (as described in the Prospectus) are borne by FKLA.

The independent auditors for the Separate Account are [                       ],
for the years ended ____________________. [                       ]
performed the annual audit of the financial statements of the Separate Account and FKLA for the years ended ___________________.

The Contracts are sold by licensed insurance agents, where the Contracts may be lawfully sold, who are registered representatives of broker-dealers which are registered under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc. The Contracts are distributed through the principal underwriter for the Separate Account, Investors Brokerage Services, Inc. ("IBS"), a wholly owned subsidiary of FKLA, which enters into selling group agreements with affiliated and unaffiliated broker-dealers. Subject to the provisions of the Contracts, units of the Subaccounts under the Contract are offered on a continuous basis.

FKLA pays commissions to the seller which may vary but are not anticipated to exceed in the aggregate an amount equal to (6.25%) of Purchase Payments.

                     PERFORMANCE INFORMATION OF SUBACCOUNTS
                          [To be updated by amendment]

As described in the prospectus, a Subaccount's historical performance may be shown in the form of standardized "average annual total return" and non-standardized "total return" calculations in the case of all Subaccounts; "yield" information may be provided in the case of the Scudder Bond Subaccount, Scudder Fixed Income (formerly Investment Grade Bond Subaccount, Scudder Government Securities Subaccount, and Scudder High Income (formerly Scudder High Yield) Subaccount and "yield" and "effective yield" information may be provided in the case of the Scudder Money Market Subaccount. These various measures of performance are described below.

A Subaccount's standardized average annual total return quotation is computed in accordance with a standard method prescribed by rules of the Securities and Exchange Commission. The standardized average annual total return for a Subaccount for a specific period is found by first taking a hypothetical $1,000 investment in each of the Subaccount's units on the first day of the period at the maximum offering price, which is the Accumulation Unit value per unit ("initial investment") and computing the ending redeemable value ("redeemable value") of that investment at the end of the period. The redeemable value reflects the effect of the applicable Withdrawal Charge that may be imposed at the end of the period as well as all other recurring charges and fees applicable under the Contract to all Contract Owner accounts. The redeemable value does not reflect the effect of premium taxes. The redeemable value is then divided by the initial investment and this quotient is taken to the Nth root (N represents the number of years in the period) and 1 is subtracted from the result, which is then expressed as a percentage carried to the nearest hundredth of one percent. Average annual total return figures are annualized and, therefore, represent the average annual percentage change in the value of a Subaccount over the applicable period.

In general, there is no formula prescribed for calculating non-standardized total return performance. Non-standardized total return performance for a specific period is calculated by first taking an investment (assumed to be $10,000 below) in each Subaccount's units on the first day of the period at the maximum offering price, which is the Accumulation Unit Value per unit ("initial investment") and computing the ending value ("ending value") of that investment at the end of the period. The ending value does not reflect the effect of premium tax and the Withdrawal Charge. The non-standardized total return percentage is then determined by subtracting the initial investment from the ending value and dividing the remainder by the initial investment and expressing the result as a percentage. An assumed investment of $10,000 was chosen because that approximates the size of a typical account. The account size used affects the performance figure because the Records Maintenance Charge is a fixed per account charge. Both annualized and non-annualized (cumulative) non-standardized total return figures may be provided. Annualized non standardized total return figures represent the average annual percentage change in the value of a Subaccount over the applicable period while non-annualized (cumulative) figures represent the actual percentage change over the applicable period.

Standardized average annual total return quotations will be current to the last day of the calendar quarter and non-standardized total return quotations will be current to the last day of the calendar month preceding the date on which an advertisement is submitted for publication. Standardized average annual total return will cover periods of one, five and ten years, if applicable, and a period covering the time the underlying Portfolio has been held in a Subaccount (life of Subaccount). Non-standardized total return will cover periods of one, three, five and ten years, if applicable, and a period covering the time the underlying Portfolio held in a Subaccount has been in existence (life of Portfolio). For those underlying Portfolios which have not been held as Subaccounts within the Separate Account for one of the quoted periods, the non-standardized total return quotations will show the investment performance such underlying Portfolios would have achieved (reduced by the applicable charges) had they been held as Subaccounts within the Separate Account for the period quoted.

The yield for the Scudder Bond Subaccount, the Scudder Fixed Income (formerly Investment Grade Bond), the Government Securities Subaccount, the Scudder High Income (formerly Scudder High Yield) Subaccount is computed in accordance with a standard method prescribed by rules of the Securities and Exchange Commission. The yield quotation is computed by dividing the net investment income per unit earned during the specified one month or 30-day period by the accumulation unit values on the last day of the period, according to the following formula that assumes a semi-annual reinvestment of income:

                     YIELD = 2[(   a-b    +1)[POWER OF 6] - 1]
                                 --------
                                   cd

a=net dividends and interest earned during the period by the Fund attributable to the Subaccount

b=expenses accrued for the period (net of reimbursements)

c=the average daily number of Accumulation Units outstanding during the period

d=the Accumulation Unit value per unit on the last day of the period

The yield of each Subaccount reflects the deduction of all recurring fees and charges applicable to each Subaccount, but does not reflect the deduction of withdrawal charges or premium taxes.

The Scudder Money Market Subaccount's yield is computed in accordance with a standard method prescribed by rules of the Securities and Exchange Commission. Under that method, the current yield quotation is based on a seven-day period and computed as follows: the net change in the Accumulation Unit Value during the period is divided by the Accumulation Unit Value at the beginning of the period ("base period return") and the result is divided by 7 and multiplied by 365 and the current yield figure carried to the nearest one-hundredth of one percent. Realized capital gains or losses and unrealized appreciation or depreciation of the Account's portfolio are not included in the calculation.

The Scudder Money Market Subaccount's effective yield is determined by taking the base period return (computed as described above) and calculating the effect of assumed compounding. The formula for the effective yield is: (base period return +1)[POWER OF 365/7]-1.

In computing yield, the Separate Account follows certain standard accounting practices specified by Securities and Exchange Commission rules. These practices are not necessarily consistent with the accounting practices that the Separate Account uses in the preparation of its annual and semi-annual financial statements. Yield quotations are not provided because the Subaccounts did not commence operations until the date of this Statement of Additional Information.

A Subaccount's performance quotations are based upon historical earnings and are not necessarily representative of future performance. The Subaccount's units are sold at Accumulation Unit value. Performance figures and Accumulation Unit value will fluctuate. Factors affecting a Subaccount's performance include general market conditions, operating expenses and investment management. Units of a Subaccount are redeemable at Accumulation Unit value, which may be more or less than original cost. The performance figures include the deduction of all expenses and fees, including a prorated portion of the Records Maintenance Charge. Redemptions within the first six years after purchase may be subject to a Withdrawal Charge that ranges from 6% the first year to 0% after six years. Yield, effective yield and non-standardized total return do not reflect the effect of the Withdrawal Charge or premium taxes that may be imposed upon the redemption of units. Standardized average annual total return reflects the effect of the applicable Withdrawal Charge (but not premium tax) that may be imposed at the end of the period in question.

The Subaccounts may also provide comparative information on an annualized or non-annualized (cumulative) basis with regard to various indexes described in the Prospectus. In addition, the Subaccounts may provide performance analysis rankings of Lipper Analytical Services, Inc., the VARDS Report, Morningstar, Inc., Ibbotson Associates or Micropal. From time to time, the Separate Account may quote information from publications such as Morningstar, Inc., The Wall Street Journal, Money Magazine, Forbes, Barron's, Fortune, The Chicago Tribune, USA today, Institutional Investor, National Underwriter, Selling Life Insurance, Broker World, Registered Representative, Investment Adviser and VARDS.

The following two tables reflect how FKLA intends to advertise standardized average annual total return and non-standardized total return quotations for various periods as of December 31, 2002. In both tables the standardized performance figures will reflect the deduction of all expenses and fees, including the maximum MIAA charge, a prorated portion of the Records Maintenance Charge, and the Withdrawal Charge. No standardized quotations are given however, because the Separate Account had not commenced operations as of the date of these tables. The non-standardized performance figures in both tables reflect the deduction of all expenses and fees, including a prorated portion of the Records Maintenance Charge, and the current charge for the MIAA program, but not including the Withdrawal Charge. The first table covers standardized and non-standardized performance for Contracts without the Optional Enhanced Death Benefit rider. The second table covers standardized and non-standardized performance for Contracts with the Safeguard(SM) Plus rider. Accordingly, it also reflects deduction of the charge for this rider

The following tables reflect hypothetical and historical adjusted accumulation unit values and performance information as of December 31, 2002 based on the historical performance of the underlying Funds from the inception date of each Fund. Neither the Contracts nor the Separate Account existed during these periods but the unit values and subaccount performance information shown below reflect the actual historical investment performance of the underlying Funds for the periods shown, adjusted to reflect the fees and charges under the Contracts that affect unit values. Actual performance of the underlying Funds might have been altered by the additional investments under the Contracts. . The Contracts will be initially offered __________, 2003. Values after that date will reflect actual subaccount performance.

                               PERFORMANCE FIGURES
                            (AS OF DECEMBER 31, 2002)
                       (STANDARDIZED AND NON-STANDARDIZED)
                    WITH MIAA AND NO OPTIONAL BENEFIT RIDERS

                                                                                                                        AVERAGE
                                                                                                                        ANNUAL
                                                                                               TOTAL RETURN (1)     TOTAL RETURN (2)
                                                                                              (NON-STANDARDIZED)    (STANDARDIZED)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       YEAR-TO-             CUMULATIVE  ANNUALIZED     ANNUALIZED
                                                             INCEPTION  DATE %     ENDING        %           %            %
                                                               DATE    RETURN (3) VALUE (4)   RETURN      RETURN        RETURN
-----------------------------------------------------------------------------------------------------------------------------------
                           ALGER AMERICAN GROWTH SUBACCCOUNT
                                          Life of Subaccount    5/3/99
                                           Life of Portfolio    1/6/89
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
                    ALGER AMERICAN MIDCAP GROWTH SUBACCCOUNT
                                          Life of Subaccount    7/3/00
                                           Life of Portfolio   4/30/93
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
             ALGER AMERICAN SMALL CAPITALIZATION SUBACCCOUNT
                                          Life of Subaccount    5/3/99
                                           Life of Portfolio   9/20/88
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
             AMERICAN CENTURY VP INCOME & GROWTH SUBACCCOUNT
                                          Life of Subaccount    5/3/99
                                           Life of Portfolio  10/30/97
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
                       AMERICAN CENTURY VP VALUE SUBACCCOUNT
                                           Life of Subaccount    5/3/99
                                           Life of Portfolio    5/1/96
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
            CREDIT SUISSE TRUST-EMERGING MARKETS SUBACCCOUNT
                                          Life of Subaccount    5/1/98
                                           Life of Portfolio  12/31/97
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
                         DREYFUS IP MIDCAP STOCK SUBACCCOUNT
                                          Life of Subaccount    8/2/02
                                           Life of Portfolio   5/31/98
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
             DREYFUS SOCIALLY RESPONSIBLE GROWTH SUBACCCOUNT
                                          Life of Subaccount    5/3/99
                                           Life of Portfolio   10/7/93
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------

                 DREYFUS VIF SMALL COMPANY STOCK SUBACCCOUNT
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio  12/29/00
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
                      FIDELITY VIP ASSET MANAGER SUBACCCOUNT
                                          Life of Subaccount    5/1/96
                                           Life of Portfolio    9/6/89
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
                         FIDELITY VIP CONTRAFUND SUBACCCOUNT
                                          Life of Subaccount    5/1/96
                                           Life of Portfolio    1/3/95
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
                      FIDELITY VIP EQUITY-INCOME SUBACCCOUNT
                                          Life of Subaccount    5/1/96
                                           Life of Portfolio   10/9/86
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
                             FIDELITY VIP GROWTH SUBACCCOUNT
                                          Life of Subaccount    5/1/96
                                           Life of Portfolio   10/9/86
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
                          FIDELITY VIP INDEX 500 SUBACCCOUNT
                                          Life of Subaccount    5/1/96
                                           Life of Portfolio   8/27/92
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
            FRANKLIN RISING DIVIDENDS SECURITIES SUBACCCOUNT
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio   1/27/92
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
            FRANKLIN SMALLL CAP VALUE SECURITIES SUBACCCOUNT
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio   4/30/98
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
            FRANKLIN STRATEGIC INCOME SECURITIES SUBACCCOUNT
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio    7/1/99
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------

                        FRANKLIN U.S. GOVERNMENT SUBACCCOUNT
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio   3/14/89
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
                      FRANKLIN ZERO COUPON- 2010 SUBACCCOUNT
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio   3/14/89
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
            FRANKLIN MUTUAL DISCOVERY SECURITIES SUBACCCOUNT
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio   11/8/96
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
               FRANKLIN MUTUAL SHARES SECURITIES SUBACCCOUNT
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio   11/8/96
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
FRANKLIN TEMPLETON DEVELOPING MARKETS SECURITIES SUBACCCOUNT
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio    3/4/96
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
                     ING VP EMERGING MARKETS SUBACCCOUNT (5)
                                          Life of Subaccount   9/13/95
                                           Life of Portfolio   3/30/94
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
                  ING VP NATURAL RESOURCES TRUST SUBACCCOUNT
                                          Life of Subaccount   9/13/95
                                           Life of Portfolio  10/14/91
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
                INVESCO VIF - FINANCIAL SERVICES SUBACCCOUNT
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio   9/20/99
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
                   INVESCO VIF - HEALTH SCIENCES SUBACCCOUNT
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio   5/21/97
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------

            INVESCO VIF - REAL ESTATE OPPORTUNITY SUBACCCOUNT
                                           Life of Subaccount   5/1/03
                                           Life of Portfolio   3/31/98
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
                         INVESCO VIF - UTILITIES SUBACCCOUNT
                                          Life of Subaccount    5/1/01
                                           Life of Portfolio    1/3/95
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
            JPMORGAN INTERNATIONAL OPPORTUNITIES SUBACCCOUNT
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio    3/1/95
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
                           JPMORGAN MIDCAP VALUE SUBACCCOUNT
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio   9/28/01
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
                          JPMORGAN SMALL COMPANY SUBACCCOUNT
                                          Life of Subaccount    5/3/99
                                           Life of Portfolio  12/31/94
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
                   JANUS ASPEN AGGRESSIVE GROWTH SUBACCCOUNT
                                          Life of Subaccount   9/13/95
                                           Life of Portfolio   9/14/93
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
                            JANUS ASPEN BALANCED SUBACCCOUNT
                                          Life of Subaccount   9/13/95
                                           Life of Portfolio   9/14/93
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
                              JANUS ASPEN GROWTH SUBACCCOUNT
                                          Life of Subaccount   9/13/95
                                           Life of Portfolio   9/14/93
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
                JANUS ASPEN WORLDWIDE GROWTH SUBACCCOUNT (5)
                                          Life of Subaccount   9/13/95
                                           Life of Portfolio   9/14/93
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------

                                   JANUS ASPEN MID CAP VALUE
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio  12/31/02
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
                                 JANUS ASPEN SMALL CAP VALUE
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio  12/31/02
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
                   OPPENHEIMER AGGRESSIVE GROWTH SUBACCCOUNT
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio   8/15/86
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
                OPPENHEIMER CAPITAL APPRECIATION SUBACCCOUNT
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio    4/3/85
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
                   OPPENHEIMER GLOBAL SECURITIES SUBACCCOUNT
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio  11/12/90
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
                         OPPENHEIMER HIGH INCOME SUBACCCOUNT
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio   4/30/??
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
                         OPPENHEIMER MAIN STREET SUBACCCOUNT
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio    7/5/95
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
               OPPENHEIMER MAIN STREET SMALL CAP SUBACCCOUNT
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio    5/1/98
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
                      OPPENHEIMER STRATEGIC BOND SUBACCCOUNT
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio    5/3/93
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------

                                    SCUDDER BOND SUBACCCOUNT
                                          Life of Subaccount    5/3/99
                                           Life of Portfolio   7/16/85
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
                          SCUDDER CAPITAL GROWTH SUBACCCOUNT
                                          Life of Subaccount    5/1/98
                                           Life of Portfolio   7/16/85
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
                       SCUDDER INTERNATIONAL SUBACCCOUNT (5)
                                          Life of Subaccount    5/1/98
                                           Life of Portfolio    5/1/87
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
                        SCUDDER CONTRARIAN VALUE SUBACCCOUNT
                                          Life of Subaccount    5/1/96
                                           Life of Portfolio    5/1/96
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
                   SCUDDER GOVERNMENT SECURITIES SUBACCCOUNT
                                          Life of Subaccount   11/6/89
                                           Life of Portfolio    9/3/87
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
                                  SCUDDER GROWTH SUBACCCOUNT
                                          Life of Subaccount  12/13/83
                                           Life of Portfolio  12/13/83
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
                         SCUDDER HIGH INCOME SUBACCCOUNT (6)
                                          Life of Subaccount   4/14/82
                                           Life of Portfolio   4/14/82
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
         SCUDDER INTERNATIONAL SELECT EQUITY SUBACCCOUNT (5)
                                          Life of Subaccount    1/6/92
                                           Life of Portfolio    1/6/92
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
                   SCUDDER INVESTMENT GRADE BOND SUBACCCOUNT
                                          Life of Subaccount    5/1/96
                                           Life of Portfolio    5/1/96
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------

                        SCUDDER MONEY MARKET SUBACCCOUNT (7)
                                          Life of Subaccount   4/14/82
                                           Life of Portfolio   4/14/82
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
                        SCUDDER SMALL CAP GROWTH SUBACCCOUNT
                                          Life of Subaccount    5/2/94
                                           Life of Portfolio    5/2/94
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
                       SCUDDER TECHNOLOGY GROWTH SUBACCCOUNT
                                          Life of Subaccount    5/3/99
                                           Life of Portfolio    5/3/99
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
                        SCUDDER TOTAL RETURN SUBACCCOUNT (6)
                                          Life of Subaccount   4/14/82
                                           Life of Portfolio   4/14/82
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
                      SVS DREMAN SMALL CAP VALUE SUBACCCOUNT
                                          Life of Subaccount    5/1/96
                                           Life of Portfolio    5/1/96
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------
                          SVS FOCUS VALUE+GROWTH SUBACCCOUNT
                                          Life of Subaccount    5/1/96
                                           Life of Portfolio    5/1/96
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
------------------------------------------------------------------------------------------------------------------------------------

     The performance data quoted for the Subaccounts is based on past performance and is not representative of future results. Investments return and principal value will fluctuate so that unit values, when redeemed, may be worth more or less than their original cost. See page ___ for additional information.

                           PERFORMANCE FIGURES--NOTES

*  N/A Not Applicable

(1) The Non-standardized Total Return figures quoted are based on a hypothetical $10,000 initial investment and assume the deduction of all recurring charges and fees applicable under the Contract except for the Withdrawal Charge and any charge for applicable premium taxes which may be imposed in certain states. The Non-standardized Total Return figures reflect the current charge for the MIAA program, but not the Optional Enhanced Death Benefit rider charge. If such charge was reflected, Non-standardized Total Return would be lower.

(2) The Standardized Average Annual Total Return figures quoted are based on a hypothetical $1,000 initial investment and assume the deduction of all recurring charges and fees applicable under the Contract including the applicable Withdrawal Charge that may be imposed at the end of the quoted period. Premium taxes are not reflected. The Standardized Average Annual Total Return figures reflect the maximum charge for the MIAA program, but not the Optional Enhanced Death Benefit rider charge. If such charge was reflected, Non-standardized Total Return would be lower.

(3) The Year to Date percentage return figures quoted are based on the change in unit values for the period January 1, 2002 through December 31, 2002.

(4) The Ending Values quoted are based on a $10,000 initial investment and assumes the deduction of all recurring charges and fees applicable under the Contract except for the Withdrawal Charge and any charge for applicable premium taxes which may be imposed in certain states.

(5) There are special risks associated with investing in non-U.S. companies, including fluctuating foreign currency exchange rates, foreign governmental regulations and differing degrees of liquidity that may adversely affect portfolio securities.

(6) The high yield potential offered by these Subaccounts reflect the substantial risks associated with investments in high-yield bonds.

(7) An investment in the Scudder Money Market Subaccount is neither insured nor guaranteed by the U.S. government. There can be no assurance that the Scudder Money Market Portfolio will be able to maintain a stable net asset value of $1.00 per share.

(8) Non-standardized performance is provided for the period commencing with the inception date of the Portfolio (i.e., the date the Portfolio was first offered for sale). For the following listed Funds or Portfolios, the inception date of the Portfolios was prior to the inception date of the share class that is available under the Contract. The dates that the share classes available under the Contract were first offered for sale are shown in the following table.

         Fund/Portfolio                                                                 Share Class Inception Date
         Dreyfus Investment Portfolios (Service Shares)                                          12/29/00
         Franklin Templeton Variable Insurance Products Trust (Class 2 Shares)
         Franklin Rising Dividends Securities Fund                                               01/06/99
         Franklin Small Cap Value Securities Fund                                                05/01/97
         Franklin Strategic Income Securities Fund                                               01/06/99
         Franklin U.S. Government Fund                                                           01/06/99
         Franklin Zero Coupon-2010 Fund                                                          01/06/99
         Mutual Discovery Securities Fund                                                        05/15/01
         Mutual Shares Securities Fund                                                           01/06/99
         Templeton Developing Markets Securities Fund                                            03/14/89
         Oppenheimer Variable Account Funds (Service Shares)
         Oppenheimer Aggressive Growth Fund/VA                                                   06/12/02
         Oppenheimer Capital Appreciation Fund/VA                                                09/17/01
         Oppenheimer Global Securities Fund/VA                                                   06/12/02
         Oppenheimer High Income Fund/VA                                                         10/13/00
         Oppenheimer Main Street Fund(R)/VA                                                      07/13/01
         Oppenheimer Main Street Small Cap Fund(R)/VA                                            09/17/01
         Oppenheimer Strategic Bond Fund/VA                                                      03/16/01

         For each of the above-listed Funds or Portfolios for the periods prior to the share class inception date, nonstandardized performance figures shown for the "Life of Portfolio" reflect the historical performance of the Fund or Portfolio's corresponding class of shares that does not have 12b-1 plan fees. The historical performance of these corresponding classes of shares has not been adjusted to reflect the deduction of the 12b-1 plan fees. If these fees were taken into consideration, the performance figures shown would be lower.

         For the Janus Aspen Series (Service Shares) and the Dreyfus Variable Investment Fund (Service Shares) Non-Standardized performance is provided commencing with the inception of the share class.

                               PERFORMANCE FIGURES
                            (as of December 31, 2002)
                       (Standardized and Non-Standardized)
                        With MIAA and Safeguard(SM) Plus

                                                                                                                        AVERAGE
                                                                                                                        ANNUAL
                                                                                               TOTAL RETURN (1)     TOTAL RETURN (2)
                                                                                              (NON-STANDARDIZED)    (STANDARDIZED)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       YEAR-TO-             CUMULATIVE  ANNUALIZED     ANNUALIZED
                                                             INCEPTION  DATE %     ENDING        %           %            %
                                                               DATE    RETURN (3) VALUE (4)   RETURN      RETURN        RETURN
-----------------------------------------------------------------------------------------------------------------------------------
                           ALGER AMERICAN GROWTH SUBACCCOUNT
                                          Life of Subaccount    5/3/99
                                           Life of Portfolio    1/6/89
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
                    ALGER AMERICAN MIDCAP GROWTH SUBACCCOUNT
                                          Life of Subaccount    7/3/00
                                           Life of Portfolio   4/30/93
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------

             ALGER AMERICAN SMALL CAPITALIZATION SUBACCCOUNT
                                          Life of Subaccount    5/3/99
                                           Life of Portfolio   9/20/88
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
             AMERICAN CENTURY VP INCOME & GROWTH SUBACCCOUNT
                                          Life of Subaccount    5/3/99
                                           Life of Portfolio  10/30/97
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
                       AMERICAN CENTURY VP VALUE SUBACCCOUNT
                                          Life of Subaccount    5/3/99
                                           Life of Portfolio    5/1/96
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
            CREDIT SUISSE TRUST-EMERGING MARKETS SUBACCCOUNT
                                          Life of Subaccount    5/1/98
                                           Life of Portfolio  12/31/97
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
                         DREYFUS IP MIDCAP STOCK SUBACCCOUNT
                                          Life of Subaccount    8/2/02
                                           Life of Portfolio   5/31/98
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
             DREYFUS SOCIALLY RESPONSIBLE GROWTH SUBACCCOUNT
                                          Life of Subaccount    5/3/99
                                           Life of Portfolio   10/7/93
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
                 DREYFUS VIF SMALL COMPANY STOCK SUBACCCOUNT
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio  12/29/00
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
                      FIDELITY VIP ASSET MANAGER SUBACCCOUNT
                                          Life of Subaccount    5/1/96
                                           Life of Portfolio    9/6/89
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
                         FIDELITY VIP CONTRAFUND SUBACCCOUNT
                                          Life of Subaccount    5/1/96
                                           Life of Portfolio    1/3/95
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------

                      FIDELITY VIP EQUITY-INCOME SUBACCCOUNT
                                          Life of Subaccount    5/1/96
                                           Life of Portfolio   10/9/86
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
                             FIDELITY VIP GROWTH SUBACCCOUNT
                                          Life of Subaccount    5/1/96
                                           Life of Portfolio   10/9/86
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
                          FIDELITY VIP INDEX 500 SUBACCCOUNT
                                          Life of Subaccount    5/1/96
                                           Life of Portfolio   8/27/92
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
            FRANKLIN RISING DIVIDENDS SECURITIES SUBACCCOUNT
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio   1/27/92
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
            FRANKLIN SMALLL CAP VALUE SECURITIES SUBACCCOUNT
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio   4/30/98
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
            FRANKLIN STRATEGIC INCOME SECURITIES SUBACCCOUNT
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio    7/1/99
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
                        FRANKLIN U.S. GOVERNMENT SUBACCCOUNT
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio   3/14/89
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
                       FRANKLIN ZERO COUPON 2010 SUBACCCOUNT
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio   3/14/89
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
            FRANKLIN MUTUAL DISCOVERY SECURITIES SUBACCCOUNT
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio   11/8/96
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------

               FRANKLIN MUTUAL SHARES SECURITIES SUBACCCOUNT
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio   11/8/96
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
FRANKLIN TEMPLETON DEVELOPING MARKETS SECURITIES SUBACCCOUNT
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio    3/4/96
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
                     ING VP EMERGING MARKETS SUBACCCOUNT (5)
                                          Life of Subaccount   9/13/95
                                           Life of Portfolio   3/30/94
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
                  ING VP NATURAL RESOURCES TRUST SUBACCCOUNT
                                          Life of Subaccount   9/13/95
                                           Life of Portfolio  10/14/91
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
                INVESCO VIF - FINANCIAL SERVICES SUBACCCOUNT
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio   9/20/99
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
                   INVESCO VIF - HEALTH SCIENCES SUBACCCOUNT
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio   5/21/97
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
           INVESCO VIF - REAL ESTATE OPPORTUNITY SUBACCCOUNT
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio   3/31/98
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
                         INVESCO VIF - UTILITIES SUBACCCOUNT
                                          Life of Subaccount    5/1/01
                                           Life of Portfolio    1/3/95
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
           JP MORGAN INTERNATIONAL OPPORTUNITIES SUBACCCOUNT
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio    3/1/95
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------

                          JP MORGAN MIDCAP VALUE SUBACCCOUNT
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio   9/28/01
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
                         JP MORGAN SMALL COMPANY SUBACCCOUNT
                                          Life of Subaccount    5/3/99
                                           Life of Portfolio  12/31/94
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
                    JANUS ASPEN AGGESSIVE GROWTH SUBACCCOUNT
                                          Life of Subaccount   9/13/95
                                           Life of Portfolio   9/14/93
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
                            JANUS ASPEN BALANCED SUBACCCOUNT
                                          Life of Subaccount   9/13/95
                                           Life of Portfolio   9/14/93
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
                              JANUS ASPEN GROWTH SUBACCCOUNT
                                          Life of Subaccount   9/13/95
                                           Life of Portfolio   9/14/93
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
                JANUS ASPEN WORLDWIDE GROWTH SUBACCCOUNT (5)
                                          Life of Subaccount   9/13/95
                                           Life of Portfolio   9/14/93
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
                                   JANUS ASPEN MID CAP VALUE
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio  12/31/02
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
                                 JANUS ASPEN SMALL CAP VALUE
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio  12/31/02
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
                   OPPENHEIMER AGGRESSIVE GROWTH SUBACCCOUNT
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio   8/15/86
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------

                OPPENHEIMER CAPITAL APPRECIATION SUBACCCOUNT
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio    4/3/85
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
                   OPPENHEIMER GLOBAL SECURITIES SUBACCCOUNT
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio  11/12/90
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
                         OPPENHEIMER HIGH INCOME SUBACCCOUNT
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio   4/30/86
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
                         OPPENHEIMER MAIN STREET SUBACCCOUNT
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio    7/5/95
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
               OPPENHEIMER MAIN STREET SMALL CAP SUBACCCOUNT
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio    5/1/98
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
                      OPPENHEIMER STRATEGIC BOND SUBACCCOUNT
                                          Life of Subaccount    5/1/03
                                           Life of Portfolio    5/3/93
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
                                    SCUDDER BOND SUBACCCOUNT
                                          Life of Subaccount    5/3/99
                                           Life of Portfolio   7/16/85
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
                          SCUDDER CAPITAL GROWTH SUBACCCOUNT
                                          Life of Subaccount    5/1/98
                                           Life of Portfolio   7/16/85
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
                       SCUDDER INTERNATIONAL SUBACCCOUNT (5)
                                          Life of Subaccount    5/1/98
                                           Life of Portfolio    5/1/87
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
                        SCUDDER CONTRARIAN VALUE SUBACCCOUNT
                                          Life of Subaccount    5/1/96
                                           Life of Portfolio    5/1/96
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------

                   SCUDDER GOVERNMENT SECURITIES SUBACCCOUNT
                                          Life of Subaccount   11/6/89
                                           Life of Portfolio    9/3/87
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
                                  SCUDDER GROWTH SUBACCCOUNT
                                          Life of Subaccount  12/13/83
                                           Life of Portfolio  12/13/83
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
                         SCUDDER HIGH INCOME SUBACCCOUNT (6)
                                          Life of Subaccount   4/14/82
                                           Life of Portfolio   4/14/82
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
         SCUDDER INTERNATIONAL SELECT EQUITY SUBACCCOUNT (5)
                                          Life of Subaccount    1/6/92
                                           Life of Portfolio    1/6/92
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
                   SCUDDER INVESTMENT GRADE BOND SUBACCCOUNT
                                          Life of Subaccount    5/1/96
                                           Life of Portfolio    5/1/96
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
                        SCUDDER MONEY MARKET SUBACCCOUNT (7)
                                          Life of Subaccount   4/14/82
                                           Life of Portfolio   4/14/82
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
                        SCUDDER SMALL CAP GROWTH SUBACCCOUNT
                                          Life of Subaccount    5/2/94
                                           Life of Portfolio    5/2/94
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
                       SCUDDER TECHNOLOGY GROWTH SUBACCCOUNT
                                          Life of Subaccount    5/3/99
                                           Life of Portfolio    5/3/99
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
                        SCUDDER TOTAL RETURN SUBACCCOUNT (6)
                                          Life of Subaccount   4/14/82
                                           Life of Portfolio   4/14/82
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------
                      SVS DREMAN SMALL CAP VALUE SUBACCCOUNT
                                          Life of Subaccount    5/1/96
                                           Life of Portfolio    5/1/96
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------


                          SVS FOCUS VALUE+GROWTH SUBACCCOUNT
                                          Life of Subaccount    5/1/96
                                           Life of Portfolio    5/1/96
                                                   Ten Years
                                                  Five Years
                                                 Three Years
                                                    One Year
-----------------------------------------------------------------------------------------------------------------------------------

     The performance data quoted for the Subaccounts is based on past performance and is not representative of future results. Investments return and principal value will fluctuate so that unit values, when redeemed, may be worth more or less than their original cost. See page ___ for additional information.

                           PERFORMANCE FIGURES--NOTES

*  N/A Not Applicable

(1) The Non-standardized Total Return figures quoted are based on a hypothetical $10,000 initial investment and assume the deduction of all recurring charges and fees applicable under the Contract except for the Withdrawal Charge and any charge for applicable premium taxes which may be imposed in certain states. The Non-standardized Total Return figures reflect the current charge for the MIAA program and the Safeguard(SM) Plus rider charge.

(2) The Standardized Average Annual Total Return figures quoted are based on a hypothetical $1,000 initial investment and assume the deduction of all recurring charges and fees applicable under the Contract including the applicable Withdrawal Charge that may be imposed at the end of the quoted period. Premium taxes are not reflected. The Standardized Average Annual Total Return figures reflect the maximum charge for the MIAA program and the Safeguard(SM) Plus rider charge.

(3) The Year to Date percentage return figures quoted are based on the change in unit values for the period January 1, 2002 through December 31, 2002.

(4) The Ending Values quoted are based on a $10,000 initial investment and assumes the deduction of all recurring charges and fees applicable under the Contract except for the Withdrawal Charge and any charge for applicable premium taxes which may be imposed in certain states.

(5) There are special risks associated with investing in non-U.S. companies, including fluctuating foreign currency exchange rates, foreign governmental regulations and differing degrees of liquidity that may adversely affect portfolio securities.

(6) The high yield potential offered by these Subaccounts reflect the substantial risks associated with investments in high-yield bonds.

(7) An investment in the Scudder Money Market Subaccount is neither insured nor guaranteed by the U.S. government. There can be no assurance that the Scudder Money Market Portfolio will be able to maintain a stable net asset value of $1.00 per share.

(8) Non-standardized performance is provided for the period commencing with the inception date of the Portfolio (i.e., the date the Portfolio was first offered for sale). For the following listed Funds or Portfolios, the inception date of the Portfolios was prior to the inception date of the share class that is available under the Contract. The dates that the share classes available under the Contract were first offered for sale are shown in the following table.

         Fund/Portfolio                                                                 Share Class Inception Date
         Dreyfus Investment Portfolios (Service Shares)                                          12/29/00
         Franklin Templeton Variable Insurance Products Trust (Class 2 Shares)
         Franklin Rising Dividends Securities Fund                                               01/06/99
         Franklin Small Cap Value Securities Fund                                                05/01/97
         Franklin Strategic Income Securities Fund                                               01/06/99
         Franklin U.S. Government Fund                                                           01/06/99
         Franklin Zero Coupon-2010 Fund                                                          01/06/99
         Mutual Discovery Securities Fund                                                        05/15/01

         Mutual Shares Securities Fund                                                           01/06/99
         Templeton Developing Markets Securities Fund                                            03/14/89
         Oppenheimer Variable Account Funds (Service Shares)
         Oppenheimer Aggressive Growth Fund/VA                                                   06/12/02
         Oppenheimer Capital Appreciation Fund/VA                                                09/17/01
         Oppenheimer Global Securities Fund/VA                                                   06/12/02
         Oppenheimer High Income Fund/VA                                                         10/13/00
         Oppenheimer Main Street Fund(R)/VA                                                      07/13/01
         Oppenheimer Main Street Small Cap Fund(R)/VA                                            09/17/01
         Oppenheimer Strategic Bond Fund/VA                                                      03/16/01

         For each of the above-listed Funds or Portfolios for the periods prior to the share class inception date, nonstandardized performance figures shown for the "Life of Portfolio" reflect the historical performance of the Fund or Portfolio's corresponding class of shares that does not have 12b-1 plan fees. The historical performance of these corresponding classes of shares has not been adjusted to reflect the deduction of the 12b-1 plan fees. If these fees were taken into consideration, the performance figures shown would be lower.

         For the Janus Aspen Series (Service Shares) and the Dreyfus Variable Investment Fund (Service Shares) Non-Standardized performance is provided commencing with the inception of the share class.

The following tables illustrate an assumed $10,000 investment in shares of certain Subaccounts. The ending value does not include the effect of the applicable Withdrawal Charge that may be imposed at the end of the period or the Optional Enhanced Death Benefit rider. and thus may be higher than if such charge were deducted. Each table covers the period from commencement of operations of the Subaccount to December 31, 2002.

                        ALGER AMERICAN GROWTH SUBACCOUNT

                                                                      QUALIFIED
                                                                       AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
1999................................................................  $
2000................................................................
2001................................................................
2002................................................................

                     ALGER AMERICAN MIDCAP GROWTH SUBACCOUNT

                                                                      QUALIFIED
                                                                       AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
2001................................................................  $
2002................................................................

                 ALGER AMERICAN SMALL CAPITALIZATION SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
2000................................................................  $
2001................................................................
2002................................................................

                 AMERICAN CENTURY VP INCOME & GROWTH SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
1999................................................................  $
2000................................................................
2001................................................................
2002................................................................

                      AMERICAN CENTURY VP VALUE SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
1999................................................................  $
2000................................................................
2001................................................................
2002................................................................

                 CREDIT SUISSE TRUST-EMERGING MARKETS SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
2001................................................................  $
2002................................................................

                       DREYFUS IP MID CAP STOCK SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
1998................................................................  $
1999................................................................
2000................................................................
2001................................................................
2002................................................................

                 DREYFUS SOCIALLY RESPONSIBLE GROWTH SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
1999................................................................  $
2000................................................................
2001................................................................
2002................................................................

                      DREYFUS VIF-SMALL COMPANY SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
2002................................................................  $

                      FIDELITY VIP ASSET MANAGER SUBACCOUNT
                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
1996................................................................  $
1997................................................................
1998................................................................
1999................................................................
2000................................................................
2001................................................................
2002................................................................

                      FIDELITY VIP CONTRAFUND(R) SUBACCOUNT
                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
1996................................................................  $
1997................................................................
1998................................................................

1999................................................................
2000................................................................
2001................................................................
2002................................................................

                      FIDELITY VIP EQUITY-INCOME SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
1996................................................................  $
1997................................................................
1998................................................................
1999................................................................
2000................................................................
2001................................................................
2002................................................................

                         FIDELITY VIP GROWTH SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
1996................................................................  $
1997................................................................
1998................................................................
1999................................................................
2000................................................................
2001................................................................
2002................................................................

                        FIDELITY VIP INDEX 500 SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
1996................................................................  $
1997................................................................
1998................................................................
1999................................................................
2000................................................................
2001................................................................
2002................................................................

                 FRANKLIN RISING DIVIDENDS SECURITIES SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
2002...............................................................   $

                    FRANKLIN SMALL CAP SECURITIES SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
2002................................................................  $

                 FRANKLIN STRATEGIC INCOME SECURITIES SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
2002................................................................  $

                       FRANKLIN U.S. GOVERNMENT SUBACCOUNT

                                                                      Qualified
                                                                      and Non-
Year                                                                  Qualified
Ended                                                                   Total
12/31                                                                   Value
-----                                                                 ----------
2002................................................................  $

                      FRANKLIN ZERO COUPON- 2010 SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
2002................................................................  $

                     MUTUAL DISCOVERY SECURITIES SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
2002................................................................  $

                       MUTUAL SHARES SECURITIES SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
2002................................................................  $

               TEMPLETON DEVELOPING MARKETS SECURITIES SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
2002................................................................  $

                       ING VP EMERGING MARKETS SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
1995................................................................  $
1996................................................................
1997................................................................
1998................................................................
1999................................................................
2000................................................................
2001................................................................
2002................................................................

                    ING VP NATURAL RESOURCES TRUST SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
1995................................................................  $
1996................................................................
1997................................................................
1998................................................................
1999................................................................
2000................................................................
2001................................................................
2002................................................................

                    INVESCO VIF-FINANCIAL SERVICES SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
2002................................................................  $

                     INVESCO VIF-HEALTH SCIENCES SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
2002................................................................  $

                 INVESCO VIF-REAL ESTATE OPPORTUNITY SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
2002................................................................  $

                        INVESCO VIF-UTILITIES SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
2001................................................................  $
2002................................................................

                 JPMORGAN INTERNATIONAL OPPORTUNITIES SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
2002...............................................................   $

                        JPMORGAN MID CAP VALUE SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
2002................................................................  $

                        JPMORGAN SMALL COMPANY SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
1999................................................................  $
2000................................................................
2001................................................................
2002................................................................

                         JANUS ASPEN BALANCED SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
1995................................................................  $
1996................................................................
1997................................................................
1998................................................................
1999................................................................
2000................................................................
2001................................................................
2002................................................................

                          JANUS ASPEN GROWTH SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
1995................................................................  $
1996................................................................
1997................................................................
1998................................................................
1999................................................................
2000................................................................
2001................................................................
2002................................................................

       JANUS ASPEN MID CAP GROWTH (FORMERLY AGGRESSIVE GROWTH) SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
1995................................................................  $
1996................................................................
1997................................................................
1998................................................................
1999................................................................
2000................................................................
2001................................................................
2002................................................................

            JANUS ASPEN MID CAP VALUE PORTFOLIO (PERKINS) SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
2002................................................................  $

           JANUS ASPEN SMALL CAP VALUE PORTFOLIO (BAY ISLE) SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
2002................................................................  $

                     JANUS ASPEN WORLDWIDE GROWTH SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
1995................................................................  $
1996................................................................
1997................................................................
1998................................................................
1999................................................................
2000................................................................
2001................................................................
2002................................................................

                    OPPENHEIMER AGGRESSIVE GROWTH SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
2002................................................................  $

                   OPPENHEIMER CAPITAL APPRECIATION SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
2002................................................................  $

                    OPPENHEIMER GLOBAL SECURITIES SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
2002................................................................  $

                       OPPENHEIMER HIGH INCOME SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
2002................................................................  $

                      OPPENHEIMER MAIN STREET(R) SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
2002................................................................  $

                 OPPENHEIMER MAIN STREET SMALL CAP(R) SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
2002................................................................  $

                      OPPENHEIMER STRATEGIC BOND SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
2002................................................................  $

                             SCUDDER BOND SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
1999................................................................  $
2000................................................................
2001................................................................
2002................................................................

                        SCUDDER CAPITAL GROWTH SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
1999................................................................  $
2000................................................................
2001................................................................
2002................................................................

                        SCUDDER INTERNATIONAL SUBACCOUNT
                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
1999................................................................  $
2000................................................................
2001................................................................
2002................................................................

                       SCUDDER CONTRARIAN VALUE SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
1996................................................................  $
1997................................................................
1998................................................................
1999................................................................
2000................................................................
2001................................................................
2002................................................................

                    SCUDDER GOVERNMENT SECURITIES SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
1987................................................................  $
1988................................................................
1989................................................................
1990................................................................
1991................................................................
1992................................................................
1993................................................................
1994................................................................
1995................................................................
1996................................................................
1997................................................................
1998................................................................
1999................................................................
2000................................................................
2001................................................................
2002................................................................

                            SCUDDER GROWTH SUBACCOUNT
                                                                         NON-
YEAR                                                    QUALIFIED     QUALIFIED
ENDED                                                     TOTAL         TOTAL
12/31                                                     VALUE         VALUE
-----                                                ---------------  ----------
1983................................................ $
1984................................................
1985................................................
1986................................................
1987................................................
1988................................................
1989................................................
1990................................................
1991................................................
1992................................................
1993................................................
1994................................................
1995................................................

1996................................................
1997................................................
1998................................................
1999................................................
2000................................................
2001................................................
2002................................................

          SCUDDER HIGH INCOME (FORMERLY SCUDDER HIGH YIELD) SUBACCOUNT

                                                                         NON-
YEAR                                                 QUALIFIED         QUALIFIED
ENDED                                                  TOTAL             TOTAL
12/31                                                  VALUE             VALUE
-----                                                ---------         ---------
1982................................................ $
1983................................................
1984................................................
1985................................................
1986................................................
1987................................................
1988................................................
1989................................................
1990................................................
1991................................................
1992................................................
1993................................................
1994................................................
1995................................................
1996................................................
1997................................................
1998................................................
1999................................................
2000................................................
2001................................................
2002................................................

                 SCUDDER INTERNATIONAL SELECT EQUITY SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
1992................................................................  $
1993................................................................
1994................................................................
1995................................................................
1996................................................................
1997................................................................
1998................................................................
1999................................................................
2000................................................................
2001................................................................
2002................................................................

        SCUDDER FIXED INCOME (FORMERLY INVESTMENT GRADE BOND) SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
1996................................................................  $
1997................................................................
1998................................................................
1999................................................................
2000................................................................
2001................................................................
2002................................................................

                       SCUDDER MONEY MARKET SUBACCOUNT #1

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
1982................................................................  $
1983................................................................
1984................................................................
1985................................................................
1986................................................................
1987................................................................
1988................................................................
1989................................................................
1990................................................................
1991................................................................
1992................................................................
1993................................................................
1994................................................................
1995................................................................
1996................................................................
1997................................................................
1998................................................................
1999................................................................
2000................................................................
2001................................................................
2002................................................................

                       SCUDDER SMALL CAP GROWTH SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
1994................................................................  $
1995................................................................
1996................................................................
1997................................................................
1998................................................................
1999................................................................
2000................................................................
2001................................................................
2002................................................................

                      SCUDDER TECHNOLOGY GROWTH SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
2001................................................................  $
2002................................................................

                         SCUDDER TOTAL RETURN SUBACCOUNT

                                                                        NON-
YEAR                                                   QUALIFIED      QUALIFIED
ENDED                                                    TOTAL          TOTAL
12/31                                                    VALUE          VALUE
-----                                                ---------------  ----------
1982...............................................  $
1983...............................................
1984...............................................
1985...............................................
1986...............................................
1987...............................................
1988...............................................
1989...............................................
1990...............................................
1991...............................................
1992...............................................
1993...............................................
1994...............................................
1995...............................................
1996...............................................
1997...............................................
1998...............................................
1999...............................................
2000...............................................
2001...............................................
2002...............................................

                      SVS DREMAN SMALL CAP VALUE SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
1996................................................................  $
1997................................................................
1998................................................................
1999................................................................
2000................................................................
2001................................................................
2002................................................................

                        SVS FOCUS VALUE+GROWTH SUBACCOUNT

                                                                      QUALIFIED
                                                                      AND NON-
YEAR                                                                  QUALIFIED
ENDED                                                                   TOTAL
12/31                                                                   VALUE
-----                                                                 ----------
1996................................................................  $
1997................................................................
1998................................................................
1999................................................................
2000................................................................
2001................................................................
2002................................................................

TAX-DEFERRED ACCUMULATION

                                  TAX-DEFERRED                            NON-QUALIFIED
                               RETIREMENT ANNUITY                            ANNUITY                       CONVENTIONAL
                            Before-tax contributions                  After-tax contributions              SAVINGS PLAN
                           and tax-deferred earnings.                and tax-deferred earnings.             After-tax
                        ---------------------------------        ---------------------------------        contributions
                                          Taxable Lump                              Taxable Lump           and taxable
                        No Withdrawals    Sum Withdrawal         No Withdrawals     Sum Withdrawal            earnings.
                        --------------  -----------------        ---------------   ---------------      ------------------
10 Years..........      $       36,256  $          25,017        $        25,017   $        22,395      $           21,974
20 Years..........             114,532             79,027                 79,027            64,795                  59,581
30 Years..........             283,522            195,630                195,630           150,385                 123,940

This chart compares the accumulation of monthly contributions into a Tax-Deferred Retirement Annuity (such as a SIMPLE IRA or a Section 403(b) annuity) through a payroll reduction program, a Non-Qualified Annuity and a Conventional Savings Plan. Before-tax contributions to the Tax-Deferred Retirement Annuity are $200 per month and the entire amount of a taxable lump sum withdrawal will be subject to income tax. After-tax contributions to the Non-Qualified Annuity and the Conventional Savings Plan are $138 per month. Only the gain in the Non-Qualified Annuity will be subject to income tax in a taxable lump sum withdrawal. The chart assumes a 31% federal marginal tax rate, representative of the target market, and an 8% annual return. Tax rates are subject to change as is the tax-deferred treatment of the Contracts. Tax-deferred retirement accumulations, as well as the income on Non-Qualified Annuities, are taxed as ordinary income upon withdrawal. A 10% tax penalty may apply to early withdrawals. See "Federal Income Taxes" in the prospectus. The chart does not reflect the following charges and expenses under Kemper Advantage
III: 1.00% mortality and expense risk; 0.30% administration charges; any optional benefit charge; 6% maximum deferred withdrawal charge; and a maximum of $30 annual records maintenance charge. The tax-deferred accumulation would be reduced if these charges were reflected. No implication is intended by the use of these assumptions that the return shown is guaranteed in any way or that the return shown represents an average or expected rate of return over the period of the Contracts. [IMPORTANT--THIS IS NOT AN ILLUSTRATION OF YIELD OR RETURN]

Unlike savings plans, contributions to tax qualified retirement plans and Non-Qualified Annuities provide tax-deferred treatment on earnings. In addition, contributions to tax qualified retirement plans are not subject to current tax in the year of contribution. When monies are received from a tax-deferred retirement annuity or Non-Qualified Annuity (and you have many different options on how you receive your funds), they are subject to income tax. At the time of receipt, if the person receiving the monies is retired, not working or has additional tax exemptions, these monies may be taxed at a lesser rate.

                                STATE REGULATION

FKLA is subject to the laws of Illinois governing insurance companies and to regulation by the Illinois Department of Insurance. An annual statement in a prescribed form is filed with the Illinois Department of Insurance each year. FKLA's books and accounts are subject to review by the Department of Insurance at all times, and a full examination of its operations is conducted periodically. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, FKLA is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

                         CONDENSED FINANCIAL INFORMATION

Since the Contract was first offered as of the date of this Statement of Additional Information, no Condensed Financial Information is shown.

                                     EXPERTS

The consolidated balance sheets of FKLA as of December 31, 2002 and 2001, and the related consolidated statements of operations, comprehensive income (loss), stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2002, have been included herein in reliance on the reports of [ ], independent accountants, given on the authority of said firm as experts in auditing and accounting.

                              FINANCIAL STATEMENTS

This Statement of Additional Information contains financial statements for FKLA The financial statements of FKLA should be considered primarily as bearing on our ability to meet our obligations under the Contract. The Contracts are not entitled to participate in our earnings, dividends, or surplus. No financial statements for the Separate Account have been included herein. As of the date of this Statement of Additional Information, the Separate Account has not yet commenced operations, has no assets or liabilities and received no income nor incurred any expenses.

                    FKLA FINANCIALS TO BE FILED BY AMENDMENT.

APPENDIX A

STATE PREMIUM TAX CHART

                                                                                   RATE OF TAX
                                                                           ---------------------------
                                                                           QUALIFIED    NON-QUALIFIED
                                                                              PLANS        PLANS
                                                                           ---------  ----------------
STATE

California...........................................................           0.50%*            2.35%*
Maine................................................................           2.00%             2.00%
Nevada...............................................................           3.50%             3.50%
South Dakota.........................................................             --              1.25%
West Virginia........................................................           1.00%             1.00%
Wyoming..............................................................             --              1.00%

* Taxes become due when annuity benefits commence, rather than when the premiums are collected. At the time of annuitization, the premium tax payable will be charged against the Contract Value.

                                     PART C

                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

(a) Financial Statements to be included in Part B:

        [To be filed by Amendment]

                Federal Kemper Life Assurance Company and Subsidiaries

                        Report of Independent Accountants

                        Federal Kemper Life Assurance Company and Subsidiaries Consolidated Balance Sheets, as of December 31, 2002 and 2001

                        Federal Kemper Life AssuranceCompany and Subsidiaries Consolidated Statements of Operations, years ended December 31, 2002, 2001 and 2000

                        Federal Kemper Life Assurance Company and Subsidiaries Consolidated Statements of Comprehensive Income (loss), years ended December 31, 2002, 2001 and 2000

                        Federal Kemper Life Assurance Company and Subsidiaries Consolidated Statements of Stockholder's Equity, years ended December 31, 2002, 2001 and 2000

                        Federal Kemper Life Assurance Company and Subsidiaries Consolidated Statements of Cash Flows, years ended December 31, 2002, 2001 and 2000

                        Notes to Consolidated Financials

(b) Exhibits:

/1/1.1 A copy of resolution of the Board of Directors of Federal Kemper Life Assurance Company dated May 23, 2003.

2.      Not Applicable.

/1/3.1  Distribution Agreement between Investors Brokerage Services, Inc. and
        FKLA.

/1/3.2  Selling Group Agreement of Investors Brokerage Services, Inc.

/1/3.3  General Agent Agreement.

4.1     Form of Variable Annuity Contract.

/1/4.2  Form of Optional Enhanced Death Benefit Rider: Option 1

/1/4.3  Form of Optional Enhanced Death Benefit Rider: Option 2

/1/4.4  Unisex Rider

4.5     Form of Qualified Plan Rider [To be filed by amendment]

/1/4.6  Form of SIMPLE IRA - Individual Retirement Annuity Supplemental Rider

/1/4.7  Form of Roth Individual Retirement Annuity

/1/4.8  Form of 457 Deferred Compensation Rider

/1/4.9  Form of Individual Retirement Annuity Rider

/1/4.10 Form of Nursing Care Rider

4.11    Form of ERISA Loan Rider [To be filed by amendment]

5.      Form of Application.

/1/6.1 Federal Kemper Life Assurance Company Articles of Incorporation and By-laws.

7.      Not Applicable.

8.1 Fund Participation Agreement among FKLA, Lexington Natural Resources Trust and Lexington Management Corporation. [To be filed by amendment]

8.2 Fund Participation Agreement among FKLA, Lexington Emerging Markets Fund and Lexington Management Corporation. [To be filed by amendment]

8.3 Fund Participation Agreement among FKLA, Janus Aspen Series and Janus Capital Corporation. [To be filed by amendment]

8.3(a) Service Agreement between FKLA and Janus Capital Corporation. [To be filed by amendment]

8.4(a) Fund Participation Agreement among FKLA, Fidelity Variable Insurance Products Fund and Fidelity Distributors Corporation. [To be filed by amendment]

8.4(b) Third Amendment to Fund Participation Agreement among FKLA, Fidelity Variable Insurance Products Fund and Fidelity Distributors Corporation. [To be filed by amendment]

8.5(a) Fund Participation Agreement among FKLA, Fidelity Variable Insurance Products Fund II and Fidelity Distributors Corporation. [To be filed by amendment]

8.5(b) Second Amendment to Fund Participation Agreement among FKLA, Fidelity Variable Insurance Products Fund II and Fidelity Distributors Corporation. [To be filed by amendment]

8.6(a) Fund Participation Agreement by and among The Alger American Fund, FKLA and Fred Alger & Company, Incorporated. [To be filed by amendment]

8.6(b) Service Agreement between Fred Alger Management, Inc. and FKLA (redacted). [To be filed by amendment]

8.7 Fund Participation Agreement by and between FKLA and American Century Investment Management, Inc. [To be filed by amendment]

8.8 Fund Participation Agreement among FKLA, Kemper Investors Fund (now known as Scudder Variable Series II), Zurich Kemper Investments, Inc. and Kemper Distributors, Inc. [To be filed by amendment]

8.9 Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc. and FKLA. [To be filed by amendment]

8.10 Form of Participation Agreement by and among FKLA, INVESCO Variable Investment Funds, Inc., INVESCO Funds Group, Inc. and INVESCO Distributors, Inc. [To be filed by amendment]

8.11 Participation Agreement among Oppenheimer Variable Account Funds, OppenheimerFunds, Inc. and FKLA [To be filed by amendment]

9.      Opinion and Consent of Counsel.

10.     Consent of Independent Accountants. [To be filed by amendment]

11.     Not Applicable.

12.     Not Applicable.

/1/13. Schedules for Computation of Performance Information. [To be filed by amendment]

----------
/1/ Incorporated by reference to Registration Statement on Form N-4 (File No.
    333-106150) filed on or about June 16, 2003.

Item 25.  Directors and Officers of Federal Kemper Life Assurance Company

        The directors and principal officers of FKLA are listed below together with their current positions. The address of each officer and director is 1600 McConnor Parkway, Schaumburg, Illinois 60196-6801.

               NAME                                                    OFFICE WITH KILICO
               ----                                                    ------------------
Gale K. Caruso..............................       President, Chief Executive Officer and Director
Frederick L. Blackmon.......................       Executive Vice President, Chief Financial Officer and Director
Russell M. Bostick..........................       Executive Vice President and Chief Information Officer
Mark A. Davis...............................       Executive Vice President and Chief Actuary
Edward K. Loughridge........................       Executive Vice President and Corporate Development Officer
Debra P. Rezabek............................       Executive Vice President, General Counsel, Corporate Secretary and Director
Richard M. Sousa............................       Executive Vice President and Director
George Vlaisavljevich.......................       Executive Vice President and Director
Martin D. Feinstein.........................       Chairman of the Board

Item 26. Persons Controlled by or Under Common Control with the Insurance Company or Registrant [TO BE UPDATED BY AMENDMENT]

Item 27.  Number of Contract Owners

        Registrant has not commenced sales of the Contract, therefore there are no Contract Owners.

Item 28.  Indemnification

        To the extent permitted by law of the State of Illinois and subject to all applicable requirements thereof, Article 30 of the By-Laws of Federal Kemper Life Assurance Company ("FKLA") providesthat each director and officer of the company shall be indemnified by the company against all expenses (including attorneys fees), judgments, fines, amounts paid in settlement, and other costs actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the company) in which he is a party or is threatened to be made a party by reason of his being or having been a director or officer of the company, or serving or having served, at the request of the company, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or by reason of his holding a fiduciary position in connection with the management or administration of retirement, pension, profit sharing or other benefit plans including, but not limited to, any fiduciary liability under the Employee Retirement Income Security Act of 1974 and any amendment thereof, if he acted in good faith and in a manner he reasonably believed to be in and not opposed to the best interests of the company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that he did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful. No indemnification shall be made in respect of any claim, issue or matter as to which a director or officer shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the company, unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, employees or agents of FKLA pursuant to the foregoing provisions, or otherwise, FKLA has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by FKLA of expenses incurred or paid by a director, officer, employee of agent of FKLA in the successful defense of any action, suit or proceeding) is asserted by such director, officer, employee or agent of FKLA in connection with variable annuity contracts, FKLA will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by FKLA is against public policy as expressed in that Act and will be governed by the final adjudication of such issue.

Item 29.(a)  Principal Underwriter

        Investors Brokerage Services, Inc.("IBS"), a wholly owned subsidiary of Kemper Investors Life Insurance Company, an affiliate of FKLA, acts as principal underwriter for the FKLA Variable Annuity Separate Account. IBS also acts as principal underwriter for Kemper Investors Life Insurance Company's KILICO Variable Separate Account, KILICO Variable Annuity Separate Account and Kemper Investors Life Insurance Company Variable Annuity Account C.

Item 29.(b) Information Regarding Principal Underwriter, Investors Brokerage Services, Inc.

        The address of each officer is 1600 McConnor Parkway, Schaumburg, IL 60196-6801.

                                                                        POSITION AND OFFICES
               NAME                                                       WITH UNDERWRITER
               ----                                                     --------------------
         Gale K. Caruso............................................      Chairman and Director
         Michael E. Scherrman......................................      President and Director
         David S. Jorgensen........................................      Vice President and Treasurer
         Thomas K. Walsh...........................................      Asst. Vice President and Chief Compliance Officer

         Debra P. Rezabek..........................................      Secretary
         Frank J. Julian...........................................      Assistant Secretary
         Allen R. Reed.............................................      Assistant Secretary
         George Vlaisavljevich.....................................      Director

Item 29.(c)

        Not applicable.

Item 30.  Location of Accounts and Records

        Accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained by Federal Kemper Life Assurance Company at its home office at 1600 McConnor Parkway, Schaumburg, Illinois 60196-6801.

Item 31.  Management Services

        Not applicable

Item 32.  Undertakings and Representations

                a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

                b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

                c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

Representation Regarding Fees and Charges Pursuant to Section 26 of the Investment Company Act of 1940

        Federal Kemper Life Assurance Company ("FKLA") represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by FKLA.

Representation Regarding Contracts Issued to Participants of Tax-Sheltered Annuity Programs

        FKLA, depositor and sponsor of the registrant FKLA Variable Annuity Separate Account (the "Separate Account"), and Investors Brokerage Services, Inc. ("IBS"), the principal underwriter of the periodic payment variable annuity contracts (the "Contracts") issued by the registrant, will issue the Contracts to participants in IRC 403(b) Tax-Sheltered Annuity Programs in reliance upon, and in compliance with, the no-action letter dated November 28, 1988 to American Counsel of Life Insurance. In connection therewith, FKLA, the Separate Account and IBS represent that they will:

        1. Include appropriate disclosure regarding the restrictions on redemptions imposed by IRC Section 403(b)(11) in each registration statement, including the Prospectus, used in connection with the Program;

        2. Include appropriate disclosure regarding the restrictions on redemption imposed by IRC Section 403(b)(11) in any sales literature used in connection with the offer of annuity contracts to 403(b) participants;

        3. Instruct salespeople who solicit participants to purchase annuity contracts specifically to bring the restrictions on redemption imposed by IRC Section 403(b)11 to the attention of potential participants; and

        4. Obtain from each participant who purchases an IRC Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the restrictions on redemption imposed by IRC Section 403(b) and the investment alternatives available under the employer's IRC Section 403(b) arrangement, to which the participant may elect to transfer his or her contract value.

Representation Regarding Contracts Issued to Participants in the Texas Optional Retirement Program

        FKLA, depositor and sponsor of the registrant FKLA Variable Annuity Separate Account, and Investors Brokerage Services, Inc., the principal underwriter of the periodic payment variable annuity contracts (the "Contracts") issued by the registrant, will issue the Contracts to participants in the Texas Optional Retirement Program ("Program") in reliance upon, and in compliance with, Rule 6c-7 of the Investment Company Act of 1940, and represent that they will:

        1. Include appropriate disclosure regarding the restrictions on redemptions imposed by the Program in each registration statement, including the prospectus, used in connection with the Program;

        2. Include appropriate disclosure regarding the restrictions on redemption imposed by the Program in any sales literature used in connection with the offer of annuity contracts to Program participants;

        3. Instruct salespeople who solicit Program participants to purchase annuity contracts specifically to bring the restrictions on redemption imposed by the Program to the attention of potential Program participants; and

        4. Obtain from each Program participant who purchases an annuity contract in connection with the Program, prior to or at the time of such purchase, a signed statement acknowledging the restrictions on redemption imposed by the Program.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, FKLA Variable Annuity Separate Account has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Schaumburg and State of Illinois on the 19/th/ day of June, 2003.

                                      FKLA VARIABLE ANNUITY SEPARATE ACCOUNT
                                      (Registrant)
                                      By: Federal Kemper Life Assurance Company


                                      BY:  /s/  Gale K. Caruso
                                      -----------------------------------------
                                      Gale K. Caruso, President and Chief
                                      Executive Officer

                                      FEDERAL KEMPER LIFE ASSURANCE COMPANY
                                      (Depositor)


                                      BY:  /s/  GALE K. CARUSO
                                      -----------------------------------------
                                      Gale K. Caruso, President and Chief
                                      Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following directors and principal officers of Federal Kemper Life Assurance Company in the capacities indicated on the 19/th/ day of June, 2003.

        SIGNATURE                                   TITLE


/s/  GALE K. CARUSO             President, Chief Executive Officer and Director
----------------------------    (Principal Executive Officer)
Gale K. Caruso


/s/ FREDERICK L. BLACKMON Executive Vice President, Chief Financial ---------------------------- Officer and Director (Principal Financial
Frederick L. Blackmon           Officer and Principal Accounting Officer)


/s/ DEBRA P. REZABEK            Director
----------------------------
Debra P. Rezabek


/s/ RICHARD M. SOUSA            Director
----------------------------
Richard M. Sousa


/s/ GEORGE VLAISAVLJEVICH       Director
----------------------------
George Vlaisavljevich

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                                  EXHIBIT LIST

                                                                                SEQUENTIALLY
EXHIBIT                                                                         NUMBERED
NUMBER                            DESCRIPTION                                   PAGES
------                            -----------                                   ------------

4.1     Form of Variable Annuity Contract.

5.      Form of Application.

9.      Opinion and Consent of Counsel regarding legality